    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 31, 1997

                                                      REGISTRATION NO. 333-35461
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              HYPERCOM CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                         3578                        86-0828608
   (STATE OF INCORPORATION)     (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
                                 CLASSIFICATION CODE NUMBER)        IDENTIFICATION NO.)

                            ------------------------
                            2851 WEST KATHLEEN ROAD
                             PHOENIX, ARIZONA 85023
                                 (602) 504-5000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ALBERT A. IRATO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              HYPERCOM CORPORATION
                            2851 WEST KATHLEEN ROAD
                             PHOENIX, ARIZONA 85023
                                 (602) 504-5000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

           STEVEN D. PIDGEON, ESQ.                       IRA A. GREENSTEIN, ESQ.
       CHRISTOPHER J. LITTLEFIELD, ESQ.                  KRISTINA M. JODIS, ESQ.
           MICHAEL B. MALEDON, ESQ.                      MORRISON & FOERSTER LLP
            SNELL & WILMER L.L.P.                      1290 AVENUE OF THE AMERICAS
              ONE ARIZONA CENTER                      NEW YORK, NEW YORK 10104-0012
         PHOENIX, ARIZONA 85004-0001                          (212) 468-8000
                (602) 382-6000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED OCTOBER 20, 1997
PROSPECTUS

                               11,250,000 SHARES

                          [HYPERCOM CORPORATION LOGO]
                             [HYPERCOM COLOR LOGO]
                              HYPERCOM CORPORATION

                                  COMMON STOCK
                          ---------------------------
   Of the 11,250,000 shares of Common Stock, $.001 par value per share (the "Common Stock"), of Hypercom Corporation ("Hypercom" or the "Company") offered hereby, 8,500,000 shares are being issued and sold by the Company and 2,750,000 shares are being sold by the Selling Stockholders (collectively, the "Offering"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the shares being sold by the Selling Stockholders.

     Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $16.00 and $18.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for listing on the New York Stock Exchange ("NYSE") under the symbol "HYC," subject to notice of issuance.
                          ---------------------------
        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                          ---------------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
           AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

=========================================================================================================
                                                         UNDERWRITING                      PROCEEDS TO
                                          PRICE TO      DISCOUNTS AND     PROCEEDS TO        SELLING
                                           PUBLIC       COMMISSIONS(1)     COMPANY(2)      STOCKHOLDERS
---------------------------------------------------------------------------------------------------------
Per Share............................        $                $                $                $
---------------------------------------------------------------------------------------------------------
Total(3).............................        $                $                $                $
=========================================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of the Offering of $1,300,000 payable by the Company.

(3) The Company and a Selling Stockholder have granted to the Underwriters a 30-day option to purchase up to 1,687,500 additional shares of Common Stock on the same terms and conditions as the securities offered hereby solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to
    Company and Proceeds to Selling Stockholders will be $          ,
    $          , $          and $          , respectively. See "Underwriting"
    and "Principal and Selling Stockholders."

                          ---------------------------

     The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the shares will be made at the offices of Lehman Brothers Inc., New York, New York, on or
about             , 1997.
                          ---------------------------
LEHMAN BROTHERS
                           SALOMON BROTHERS INC
                                                COWEN & COMPANY
            , 1997

     The Company has registered its "Hypercom" trademark in the U.S. and several foreign countries, and maintains a number of other trademarks. This Prospectus may contain the trademarks of other companies. See "Business -- Proprietary Rights."

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto. Unless otherwise indicated, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option or currently outstanding stock options granted by the Company and (ii) gives effect to a 5-for-4 Common Stock split which was effected on September 10, 1997. The Company's fiscal year ends June
30. Certain technical terms used herein are defined in the Glossary included at the back of this Prospectus.

                                  THE COMPANY

     Hypercom is a leading worldwide developer, manufacturer and supplier of high performance, comprehensive point-of-sale ("POS") payment systems and sophisticated enterprise networking products. The Company's end-to-end POS payment system solutions, comprised of terminals, peripherals, POS network products and software, enable merchants to automate credit, charge, debit and other electronic payment transactions, all with seamless integration and interoperability and at a lower total cost of ownership. The Company has the second largest installed base of POS terminals in the U.S. and worldwide, and the largest installed base in Latin America and Asia/Pacific. Leveraging nearly 20 years of expertise with POS networks, the Company has developed a family of multi-service switch/routers that enable the integration of business-critical legacy data, local area network ("LAN"), voice, fax and video traffic transmitted among central and remote locations. The Company's networking products allow its customers to eliminate duplicate networks and facilitate migration to cost-effective switched services.

     The Company's products currently are sold in more than 50 countries through its direct sales force and a variety of third-party distribution channels. In fiscal 1997, international sales accounted for 55.8% of the Company's net revenue. Representative customers include Alamo Rent A Car, Inc., American Express Company, AT&T Corp., Banamex, BA Merchant Services, Inc., CrediCard Brazil, First Data Merchant Services, General Electric Capital Corporation, The Home Depot, Inc., The Hong Kong and Shanghai Banking Corporation Group, Lucent Technologies, Inc., National Bank of Australia and Wells Fargo Bank, N.A.

     POS Systems. In recent years, consumers demanding fast, convenient and secure methods of payment have increasingly switched to card-based payments, such as debit, credit and charge cards, from traditional forms of payment, such as checks and cash. According to The Nilson Report, a payment systems industry newsletter, retail consumer payments using credit, debit, electronic benefits transfer ("EBT") and prepaid cards increased from approximately 15% in 1990 to approximately 21% of retail payment transactions in the U.S. in 1995, and are projected to grow at a five-year compounded annual growth rate ("CAGR") of approximately 16% to 26.3 billion through 2000 and by approximately 13% to 47.9 billion from 2000 to 2005. The increasing use of credit and debit cards and the proliferation of new electronic payment technologies and programs, such as chip cards and customer loyalty, are driving the need for new, cost-effective, fast and secure POS payment systems that can handle the increased complexity and the projected volumes of POS transactions. According to Frost & Sullivan, a market research firm, the sale of POS terminals in the U.S. is projected to grow at a five-year CAGR of 24.6% to approximately 2.4 million terminals by 2000 and revenues from POS terminal sales in the U.S. are projected to grow at a five-year CAGR of 21.7% for the same period. Approximately 53% of the worldwide installed base of POS terminals is outside the U.S. The infrastructure development of emerging markets, such as Eastern Europe, Russia and China, is expected to contribute to the increasing demand for electronic payment products internationally.

     Hypercom POS Systems, which accounted for approximately 88% of Hypercom's net revenue in fiscal 1997, develops, manufactures, markets and supports a comprehensive range of technologically advanced (i) POS terminals and peripherals, which process transactions at the point of sale, (ii) POS network products, which provide efficient, accurate and fast transaction transport and
(iii) software products, including terminal application software and terminal management software, that enable remote and automated terminal management and the downloading of terminal application software. Hypercom believes that it is the only single source provider of complete, end-to-end POS payment system solutions that are interoperable not only with other Hypercom products, but also with competitors' products. In addition, due to the technologically-advanced features, speed, reliability, functionality and upgradeability of its products, the Company believes that the total cost of ownership of Hypercom products generally is less than its competitors' products, enabling Hypercom products to command premium pricing.

     The Company has established itself as a leading innovator in the electronic payments industry through the introduction of numerous state-of-the-art POS terminals and peripheral products, transaction networking products and transaction processing software. Since the introduction of POS terminals in the early 1980s, Hypercom has delivered a series of innovations, such as fast-dial techniques, Synchronous Data Link Control ("SDLC") terminals, bit-map message formats, dual-track card readers and on-line terminal management, which have resulted in reduced transaction costs, improved reliability and flexibility. The Company also introduced technology that reduces transaction response times from 20 seconds to less than 10 seconds, which has resulted in substantial savings for Hypercom customers and better service to consumers.

     Network Systems. There is a rapidly increasing need for enterprise networking solutions that support a comprehensive range of legacy protocols and are able to consolidate legacy data, LAN, voice, fax and video applications over frame relay and other switched network services. These solutions need to accommodate the continued reliance of many financial institutions and other large branch-oriented enterprises on existing legacy mainframe systems for their mission-critical applications, and the desire of such organizations to add networked client/server computing without creating duplicate networks, thereby reducing telecommunications costs.

     Hypercom Network Systems, which accounted for approximately 12% of Hypercom's net revenue in fiscal 1997, develops, manufactures, markets and supports enterprise networking systems through its Integrated Enterprise Network ("IEN") family of flexible, stackable, multi-service switch/routers. IEN products have established Hypercom as a leading integrator for enterprise branch networking systems of legacy data, LAN, voice, fax and video traffic, allowing for migration from expensive leased lines to cost-effective frame relay and other switched network services. IEN products provide Hypercom customers with reduced telecommunications, network administration and maintenance costs.

     Business Strategy. The Company's primary objective is to become the leading worldwide provider and innovator of POS payment system solutions. In addition, the Company intends to leverage the unique technical capabilities of its networking and software products to become a leading supplier of networking products to enterprises that have substantial branch networking needs. To achieve these objectives, the Company is seeking to (i) extend its technology leadership, (ii) exploit its international expertise, (iii) capitalize on the retooling of the POS payments infrastructure, (iv) provide complete, end-to-end POS payment systems, (v) leverage its POS network expertise into the enterprise branch networking market and (vi) enhance brand awareness through increased marketing and distribution.

     The Company was formed in Australia in 1978 and was reincorporated in Delaware in 1996. See "Background of the Company." Unless the context otherwise requires, references in this Prospectus to "Hypercom" and the "Company" refer to Hypercom Corporation and its operating divisions, subsidiaries and the predecessors thereto. The Company's principal executive offices are located at 2851 West Kathleen Road, Phoenix, Arizona 85023, and its telephone number is
(602) 504-5000. The Company maintains a World Wide Web site at http://www.hypercom.com. The information contained in the Company's World Wide Web site is not, and shall not be deemed to be, a part of this Prospectus.

                                  THE OFFERING

Common Stock offered by the Company....     8,500,000 shares

Common Stock offered by the Selling
Stockholders...........................     2,750,000 shares

Common Stock to be outstanding after
the Offering...........................     33,510,000 shares(1)

Use of proceeds........................     For repayment of indebtedness,
                                            expansion of manufacturing,
                                            warehouse and corporate facilities
                                            and general corporate purposes,
                                            including working capital, capital
                                            expenditures and possible
                                            acquisitions. See "Use of Proceeds."

New York Stock Exchange symbol.........     HYC
---------------
(1) Includes 10,000 shares issued by the Company on October 1, 1997 in connection with the Company's acquisition of the remaining 70.0% of the outstanding common stock of Hypercom Design Services, Inc. and excludes 3,783,750 shares of Common Stock issuable upon exercise of stock options outstanding at October 20, 1997, with a weighted average exercise price of $5.82 per share, of which 1,708,750 shares were exercisable at such date. See Note 18 to the Consolidated Financial Statements, "Capitalization" and "Management."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                 THREE MONTHS ENDED
                                                   YEAR ENDED JUNE 30,                              SEPTEMBER 30,
                              --------------------------------------------------------------   -----------------------
                                 1993         1994         1995         1996         1997         1996         1997
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------
CONSOLIDATED STATEMENT OF
  INCOME DATA:
Net revenue..................    $56,771      $91,183     $146,168     $163,556     $196,742      $47,690      $78,937
Cost and expenses:
  Cost of revenue............     30,817       57,301       83,016       89,710      103,227       25,359       39,370
  Research and development...      2,337        4,429        5,422        8,509       12,926        3,160        4,519
  Selling, general and
    administrative...........     12,192       14,929       27,687       44,741       52,530       10,975       18,919
  Non-cash compensation
    expense(1)...............         --           --          698        2,061        4,784        1,430        1,770
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------
         Total costs and
           expenses..........     45,346       76,659      116,823      145,021      173,467       40,924       64,578
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income from operations.......    $11,425      $14,524     $ 29,345     $ 18,535     $ 23,275      $ 6,766      $14,359
                              ==========   ==========   ==========   ==========   ==========   ==========   ==========
Net income...................    $ 8,764      $ 9,149     $ 19,556     $ 12,289     $ 15,562      $ 4,499      $ 9,110
                              ==========   ==========   ==========   ==========   ==========   ==========   ==========
Net income per share.........    $  0.23      $  0.24     $   0.51     $   0.32     $   0.57      $  0.17      $  0.33
                              ==========   ==========   ==========   ==========   ==========   ==========   ==========
Number of shares used in per
  share calculations(2)...... 37,885,529   38,049,062   38,169,563   38,674,048   27,261,683   27,058,396   27,387,161
                              ==========   ==========   ==========   ==========   ==========   ==========   ==========

                                                                                  SEPTEMBER 30, 1997
                                                                              ---------------------------
                                                                               ACTUAL      AS ADJUSTED(3)
                                                                              --------     --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................................  $ 12,479        $124,961
Working capital.............................................................    71,633         198,066
Total assets................................................................   156,990         269,472
Short-term debt.............................................................    14,137             186
Long-term debt, less current portion........................................    10,413              96
Redeemable common stock(1)..................................................     9,313              --
Total stockholders' equity..................................................    70,004         216,067

---------------
(1) Relates to stock underlying options granted to an executive officer which the Company is obligated to purchase under certain conditions at a price determined pursuant to a formula based upon the Company's net income. It is anticipated that the Company will incur a substantial non-cash charge ($10.5 million at an assumed initial public offering price of $17.00 per share) in the quarter in which the Company's initial public offering is completed, but will incur no future charges under this arrangement since the repurchase obligation will terminate upon closing of the Offering. Upon termination of this arrangement, the redeemable common stock will convert to additional paid-in capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

(2) Fiscal 1997 share amount gives effect to a repurchase of 11,650,000 shares of Common Stock.

(3) As adjusted to give effect to (i) the sale by the Company of 8,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $17.00 per share, less underwriting discounts and commissions and estimated offering expenses, and the anticipated application of a portion of the net proceeds to repay indebtedness, (ii) conversion of redeemable common stock to additional paid-in capital and (iii) receipt of payment upon closing of the Offering of all stockholder receivables aggregating $2.4 million as of September 30, 1997. See "Use of Proceeds," "Capitalization," and "Certain Relationships and Related Transactions."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, investors should carefully consider the following risk factors when evaluating an investment in the Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements as a result of certain factors, including those discussed in "Risk Factors" below, in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in "Business," as well as factors discussed elsewhere in this Prospectus.

DIFFICULTY IN FORECASTING NET REVENUE; SIGNIFICANT FLUCTUATIONS IN QUARTERLY RESULTS; SEASONALITY

     The Company's net revenue in a given period is difficult to forecast as a result of a variety of factors, including the timing of product purchases by the Company's customers, the length of the sales cycle for the Company's products and quarterly fluctuations. Hypercom POS Systems and its customers enter into purchase agreements, which generally have a one-year term and minimum purchase commitments. However, under the terms of these agreements, the Company's customers are not required to make purchases at any particular times during the term of the agreement or to purchase products exclusively from the Company. Because the timing of product purchases in any given period is solely within the customers' discretion and control, net revenue attributable to POS payment systems products is difficult to forecast in any given period. This difficulty in forecasting net revenue is compounded in certain international markets in which large orders for complete systems sales occur more frequently than in the U.S. Due to the significant commitment of capital associated with complete systems sales, the sales cycle for such systems is generally lengthy and difficult to predict. With respect to Hypercom Network Systems, the Company generally operates with little backlog and, as a result, net revenue attributable to enterprise networking products in any quarter is substantially dependent on the orders booked and shipped in that quarter. Further, the highly technical nature of these sales generally results in a sales cycle that ranges from 12 to 18 months.

     The Company's operating results also are subject to other uncertainties, including risks and uncertainties related to general industry and economic conditions, competitive pressures, the composition, timing and size of orders from and shipments to major customers, variations in product mix and product cost, overhead costs, obsolescence of inventory, manufacturing or production difficulties, certain nonrecurring charges and other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "-- Quarterly Operating Results." Accordingly, the Company's operating results vary materially from quarter to quarter. Because a high percentage of the Company's operating expenses are relatively fixed, if anticipated sales and shipments in any quarter do not occur as expected, the Company's operating results may be adversely affected and fall significantly short of expectations. Any unanticipated decline in the growth of the Company's net revenue, without a corresponding and timely reduction in the growth of operating expenses, could have a material adverse effect on the Company's business, operating results and financial condition. There is no assurance that, in the event of any shortfall of sales or reduction in gross margin in a quarter, the Company will be able to control expenses sufficiently or promptly to meet profitability objectives for that quarter.

     Historically, the Company's business has experienced, and is expected to continue to experience some degree of seasonality. In this regard, the Company's net revenue and results of operations have been stronger in the first half of the fiscal year reflecting (i) increased purchases of POS payment systems to satisfy increased retail demand during the holiday season, (ii) incentive programs offered by VISA and MasterCard from July to December of each year that encourage merchants to offer card-based payment systems and (iii) allocation of customers' capital budgets which typically occurs by the end of March with volume shipments commencing in July. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality."

     Although the Company anticipates that net revenue will be higher for the three months ending December 31, 1997 than for the three months ended December 31, 1996, it expects that pro forma net income (giving effect to the exclusion of non-cash compensation expense) will be lower for the three months ending December 31, 1997 than for the three months ended December 31, 1996 due to increases in selling, general and administrative expense attributable primarily to expansion of POS international sales and marketing and continued infrastructure development at Hypercom Network Systems and increases in research and development expense attributable to continued development of the Company's Pinnacle Server Environment and Network Systems products.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS AND FOREIGN CURRENCY FLUCTUATIONS

     For the fiscal years 1997, 1996 and 1995, net revenue from international sales comprised approximately 55.8%, 58.1% and 60.4%, respectively, of the Company's net revenues. The Company expects that international sales will continue to account for a significant percentage of the Company's net revenue in the foreseeable future. Accordingly, the Company is subject to risks associated with international operations, including management of a multinational organization, fluctuations in currency exchange rates, compliance with local laws and other regulatory and product certification requirements and changes in such laws and requirements, tariffs and other trade barriers, import and export controls, restrictions on the repatriation of funds, inflationary conditions, staffing, employment and severance issues, political and economic instability, war or other hostilities, expropriation or nationalization of assets, overlap of tax structures, renegotiation or nullification of contracts and longer payment cycles in certain countries. The Company's manufacturing facilities in Australia and Brazil and its subcontracted manufacturing facilities in China are subject to particular risks relating to political developments, tariffs, duties, taxes, local content requirements, embargoes, boycotts and other trade barriers in or directed at those countries. The inability to effectively manage these and other risks could adversely affect the Company's business, operating results and financial condition.

     The Company's international sales are denominated primarily in U.S. dollars, but some sales are denominated in the currency of the country in which the sale occurs. A decrease in the value of such foreign currencies relative to the U.S. dollar could make the price of the Company's products sold internationally less competitive or result in losses from currency exchange rate fluctuations. The Company has sales offices and manufacturing facilities in a number of foreign countries, the operating expenses of which are also subject to the effects of fluctuations in currency exchange rates. The Company generally does not engage in hedging transactions which could partially offset the effects of fluctuations in currency exchange rates. However, as the Company continues to expand its international operations, exposure to gains and losses on foreign currency transactions may increase. The Company may choose to limit such exposure by entering into forward foreign exchange contracts or engaging in similar hedging strategies. There can be no assurance that any currency exchange strategy would be successful in avoiding exchange-related losses or that the failure to manage currency risks will not have a material adverse effect on the Company's business, operating results or financial condition. See
"Business -- Sales, Marketing and Distribution" and "-- Manufacturing."

INDUSTRY AND TECHNOLOGICAL CHANGES; DEPENDENCE ON DEVELOPMENT AND MARKET ACCEPTANCE OF NEW PRODUCTS

     The market for POS payment systems products in the electronic payments industry is driven by consumers who want to use a variety of payment options and the merchant's need to offer new payment options as required to remain competitive. Although the technologies and payment options used in the electronic payment industry have not changed substantially in recent years, the Company believes that demand for lower cost products that feature greater functionality at the point of sale, more rapid and accurate processing of transactions and improvements in security features, as well as emerging technologies and payment programs, will result in significant changes in the electronic payments industry over the next few years. In addition, the enterprise networking industry has been, and continues to be, characterized by rapidly changing technologies and new product introductions. The Company's success, particularly in the enterprise networking industry, will depend to a substantial degree upon its continued ability to develop and introduce, in a timely fashion, enhancements to its existing products and new products that meet changing market and industry requirements.

     The development of new products and technologies is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. There can be no assurance that the Company will be able to identify, develop, manufacture, market or support new products and technologies successfully, that such new products and technologies will gain market acceptance and be successful or that the Company will be able to respond effectively to technological changes, emerging industry standards or product announcements by competitors. In addition, the Company occasionally has experienced delays in the introduction of product enhancements and new products. There can be no assurance that the Company will be able to introduce product enhancements or new products on a timely basis in the future. Further, from time to time, the Company may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycle of the Company's existing product offerings. There can be no assurance that announcements of product enhancements or new product offerings will not cause customers to defer purchasing existing Company products or cause distributors or other resellers to return products to the Company. Failure to introduce new products or product enhancements effectively and on a timely basis, customer delays in purchasing products in anticipation of new product introductions and any inability of the Company to respond effectively to technological changes, emerging industry standards or product announcements by competitors could have a material adverse effect on the Company's business, operating results and financial condition. See
"Business -- Industry Overview," "-- Products and Services," "-- Products Under Development," "-- Research and Product Development" and "-- Competition."

DEPENDENCE ON CURRENT MANAGEMENT AND KEY PERSONNEL


     George Wallner, Albert A. Irato, Paul Wallner and Jairo Gonzalez have been, and will continue to be, instrumental in the development, growth and operations of the Company. The Company has employment agreements with Messrs. Irato and Gonzalez, but does not have employment agreements with George Wallner and Paul Wallner or any other member of senior management. Although the Company has no current plans to enter into employment agreements with any other executive officers or key employees, the Company intends to review the desirability of such employment agreements from time to time in the future. The Company maintains and is the beneficiary of key man life insurance of $1.0 million on each of George Wallner and Paul Wallner. See "Management -- Employment Agreements." The loss of any of Messrs. Wallner, Irato, Wallner or Gonzalez could have a material adverse effect on the Company's business, operating results and financial condition.


     The Company's continued growth and operations also depend to a significant extent on the continued service of other key employees and the hiring of new qualified employees. Competition for highly skilled business, technical, marketing and other personnel is intense, particularly in the strong economic cycle currently prevailing for high technology companies. The loss of one or more key employees or the Company's inability to attract additional qualified employees or retain other employees could have an adverse effect on the Company's business, operating results and financial condition. In addition, the Company may experience increased compensation costs in order to compete for skilled employees. See "Business -- Employees."

EXCESS OR OBSOLETE INVENTORY

     Managing the Company's inventory of components and finished products is a complex task. A number of factors, including the need to maintain a significant inventory of certain components which are in short supply or which must be purchased in bulk to obtain favorable pricing, the general unpredictability of demand for specific products and customer requests for quick delivery schedules, may result in the Company maintaining excess inventory. Other factors, including changes in market demand and technology, and new product introductions that may replace or shorten the life cycle of the Company's existing product offerings, may cause the Company's inventory to become obsolete. Any excess or obsolete inventory could result in price reductions and inventory write-downs, which in turn could adversely affect the Company's business, operating results and financial condition. See "Business -- Manufacturing."

IMPLEMENTATION OF INFORMATION SYSTEMS; MANAGEMENT OF QUARTERLY FINANCIAL
REPORTING

     The Company's predecessor was started in Australia in 1978, and expanded into other international markets and the U.S. through a number of affiliated or subsidiary companies or divisions that operated as autonomous business units. These business units were responsible for their own financial reporting and cash management and, in some cases, manufacturing. Typically, detailed financial statements were prepared only on an annual basis. In 1996, the Company was formed as a U.S. holding company for these various business operations, which were restructured into new operating units. In addition, the Company centralized certain functions such as purchasing and manufacturing, implemented an Oracle-based management information system to improve financial reporting and budgeting and began to manage its business toward quarterly reporting. There can be no assurance that these efforts will result in improved quarterly reporting, more consistent operating results or that they will not adversely affect the Company's business, operating results and financial condition.

COMPETITION

     The markets in which the Company operates are highly competitive and are becoming increasingly competitive. Principal competitive factors include product quality, reliability, performance, functionality, pricing, certification, and upgradeability. In the electronic payment industry the Company competes primarily against VeriFone, Inc., which was recently acquired by Hewlett-Packard Company, and in the enterprise networking market competes with Cisco Systems, Inc., 3Com Corporation, Bay Networks, Inc., Motorola Information Systems Group, and other providers. Certain of the Company's competitors have significantly greater financial and technical resources than the Company, as well as better name recognition and a larger customer base than the Company. The Company faces additional competitive factors in foreign countries, including preferences for national vendors, and difficulties in obtaining necessary certifications and in meeting the requirements of government policies. Competitive factors may result in, among other things, price discounts or other concessions by the Company and sales lost by the Company to competitors, which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully in the future. See "Business -- Competition."

LIMITED HISTORY OF PROFITABILITY OF HYPERCOM NETWORK SYSTEMS

     The Company established Hypercom Network Systems in 1994 to continue to develop enterprise networking products and technologies for the electronic payments industry and to leverage these technologies to address other enterprise networking opportunities. Since its formation, Hypercom Network Systems has expended substantial sums on research and development and on establishing distinct manufacturing operations and distribution channels. Until recently, the majority of Hypercom Network Systems' sales were to Hypercom POS Systems. The Company believes that Hypercom Network Systems has only recently achieved profitability as a standalone business, and there can be no assurance that it will continue to remain profitable as a separate business, particularly in light of the competitive nature of the industry in which it operates. See
"Business -- Competition."

DEPENDENCE ON CERTAIN SUPPLIERS AND THIRD-PARTY DISTRIBUTORS

     The Company utilizes a contract manufacturer to build networking products and is dependent on sole-source suppliers for certain product components, including microprocessors, certain integrated circuits and other electronic components, while certain other components are available from only a limited number of sources. Although to date the Company generally has been able to obtain adequate supplies of products and components, the Company's inability to obtain sufficient products or components or to develop alternative sources could result in delays in product introductions or shipments, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Manufacturing."

     The Company uses various channels to market and distribute its products, including sales to end-users via third-party distributors. Third-party distributors are a substantial channel for distribution in some international markets and increasingly are becoming a substantial channel for distribution in the U.S., particularly with respect to the Company's enterprise networking products. Accordingly, the Company's ability to market and distribute its products depends significantly on its relationship with third-party distributors, as well as the performance and financial condition of these distributors. In the event that the Company's relationship with its distributors deteriorates, or the performance or financial condition of the distributors affects their performance or ability to pay the Company, the Company's business, operating results and financial condition could be materially adversely affected. Further, the Company's ability to terminate poorly performing distributors in certain markets or countries could be restricted under local laws. See "Business -- Sales, Marketing and Distribution."

RELIANCE ON CERTAIN HYPERCOM POS SYSTEMS CUSTOMERS

     A significant portion of Hypercom POS Systems sales has resulted, and is expected to continue to result, from substantial purchases made by a limited number of large organizations. Although no one customer accounted for more than 10% of the Company's net revenue in 1997, the Company derived 19.5% of its net revenue from sales to its two largest customers and 33.6% of its net revenue from sales to its five largest customers. The Company typically enters into purchase agreements with its larger customers which generally have a one-year term and provide for minimum purchase commitments. However, these agreements do not require such customers to purchase POS payment system products exclusively from the Company. The failure of any of the Company's larger POS payment system customers to continue to purchase such products from the Company, or any significant delay in purchases by such customers, could have a material adverse effect on the Company's business, operating results and financial condition. The Company expects that in the future it will continue to rely on a limited number of customers in any given period for a significant portion of its net revenue. Further, customer demand can be adversely affected by numerous variables, including budgetary constraints, changes in the customers' competitive environment, mergers or other strategic alignments involving customers, pricing policies by the Company or its competitors, personnel changes, the number, timing and significance of new product and product enhancement announcements by the Company and its competitors, the ability of the Company to develop, introduce and market new and enhanced products on a timely basis and general economic factors. There can be no assurance that the Company's significant customers will continue to purchase products from the Company at historical or any particular levels. See
"Business -- Customers."

IMPACT OF INDUSTRY REGULATION AND STANDARDS

     The Company's products must meet industry standards, such as those imposed by VISA and MasterCard, and receive certification for connection to certain public telecommunications networks prior to their sale. In the U.S., the Company's products must comply with various regulations defined by the Federal Communications Commission (the "FCC") and Underwriters Laboratories. Internationally, the Company's products must comply with standards established by telecommunications authorities in various countries, as well as with recommendations of quasi-regulatory authorities and standards-setting committees. In addition, public carriers require that equipment connected to their networks comply with their own standards, which in part reflect their currently installed equipment. Some public carriers have installed equipment that does not fully comply with current industry standards, and this noncompliance must be addressed in the design of the Company's enterprise networking products. Although the Company believes that its products currently comply with all applicable industry standards in the markets in which the Company competes, there can be no assurance that the Company's products will comply with any future changes in such industry standards or with standards in markets in which the Company may seek to compete in the future. Any future inability to obtain on a timely basis or retain domestic or foreign regulatory approvals or certifications or to comply with industry standards could have a material adverse effect on the Company's business, operating results and financial condition. In addition, rates for public telecommunications services, including features and capacity of such services, are governed by tariffs determined by carriers and subject to regulatory approval. Changes in these tariffs could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Government Regulation."

     The Company's operations are subject to various state, federal and international laws governing, among other things, occupational health and safety, minimum wages, overtime, retirement and profit-sharing plans and severance payments, and the use, storage, handling and disposal of certain chemicals used in the Company's production processes. Any failure to comply with applicable requirements, or the adoption of new regulations or changes in existing regulations, could impose additional compliance costs on the Company, require a cessation of certain activities or otherwise have a material adverse effect on the Company's business, operating results and financial condition.

PRODUCT DEFECTS

     Products as complex as those offered by the Company may contain undetected design defects of software or hardware errors that could be difficult to detect and correct when first introduced or as new versions are released. Such errors have occurred in the past, and there can be no assurance that, despite testing by the Company and customers, errors will not be found in new or enhanced products after commencement of commercial shipments. Moreover, there can be no assurance that once detected, such errors can be corrected in a timely manner, if at all. Software errors may take several months to correct, if they can be corrected at all, and hardware errors may take even longer to rectify. The occurrence of any such software or hardware errors, as well as any delay in correcting them, could result in delays in shipment of products, loss of market acceptance of the Company's products, additional warranty expense, diversion of engineering and other resources from the Company's product development efforts or the loss of credibility with the Company's distributors and customers, any of which could have a material adverse effect on the Company's business, operating results and financial condition.

     The Company's POS payment systems products are used to process payment transactions and, as a result, the security features of the such products are important. In general, the Company's POS payment systems products are designed to comply with industry practices relating to security in payment transactions. Any failure of the security features of the Company's products could adversely affect the marketing of its products and any violation of its product warranties resulting from security breaches could result in claims against the Company.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

     The Company seeks to establish and protect the proprietary aspects of its products by relying on applicable patent, copyright, trademark and trade secret laws and on confidentiality, licensing and other contractual arrangements, all of which may afford only limited protection. Notwithstanding the Company's efforts to protect its proprietary rights, it may be possible for unauthorized third parties to copy certain portions of the Company's products or to reverse engineer or obtain and use technology that the Company regards as proprietary. In addition, the laws of certain countries do not protect the Company's proprietary rights to the same extent as do the laws of the U.S. Accordingly, there can be no assurance that the Company will be able to protect its proprietary technology against unauthorized copying or use, which could adversely affect the Company's competitive position. The Company has applications for certain patents and trademarks pending. There can be no assurance that any patents or trademarks will be granted or, if granted, that any patents will cover all claims sought to be protected. Further, there can be no assurance that any patent or trademark held by or granted to the Company, if challenged, will be found valid or enforceable.

     The Company's products and technologies incorporate subject matter that the Company believes is in the public domain or are otherwise within the rights of the Company to use, such as products and technologies designed and provided by third parties. There can be no assurance, however, that third parties will not assert patent or other intellectual property infringement claims against the Company with respect to its products and technologies. From time to time, the Company receives notices from third parties claiming that the Company's products infringe such parties' proprietary rights, and the Company may receive such notices in the future. Regardless of its merit, any such claim can be time-consuming, result in costly litigation and require the Company to enter into royalty and licensing agreements. Such royalty or licensing agreements may not be offered or be available on terms acceptable to the Company. If a successful claim is made against the Company and the Company fails to timely develop or license a substitute technology, the Company's business, operating results and financial condition could be materially adversely affected. See "Business -- Proprietary Rights."

RISKS OF POTENTIAL ACQUISITIONS

     The Company may acquire or make substantial investments in complementary businesses, technologies or products in the future. Any such acquisition or investment would entail various risks, including the difficulty of assimilating the technologies, operations and personnel of the acquired business, technology or product, the potential disruption of the Company's ongoing business and, generally, the potential inability of the Company to obtain the desired financial and strategic benefits from the acquisition or investment. These factors could have a material adverse effect on the Company's business, operating results and financial condition. Future acquisitions and investments by the Company also could result in substantial cash expenditures, potentially dilutive issuances of equity securities, the incurrence of additional debt and contingent liabilities, and amortization expenses related to goodwill and other intangible assets, which could adversely affect the Company's business, operating results and financial condition. Although the Company engages from time to time in discussions with respect to potential acquisitions, the Company has no current plans, commitments or agreements with respect to any potential acquisitions.

VOTING CONTROL BY EXISTING STOCKHOLDERS

     George Wallner and Paul Wallner will, in the aggregate, beneficially own 63.4% of the Company's outstanding Common Stock following the completion of the Offering, assuming no exercise of the underwriters' over-allotment option. Accordingly, George Wallner and Paul Wallner, acting together, will have the ability to control the affairs of the Company, including the election of all of the directors to the Company's Board of Directors and, except as otherwise provided by law, approving or disapproving other matters submitted to a vote of the Company's stockholders, including a merger, consolidation or sale of assets. This voting control also may have the effect of delaying or preventing a change in control of the Company and may affect the price that investors might be willing to pay in the future for shares of the Company's Common Stock. See "Principal and Selling Stockholders."

NO PRIOR PUBLIC MARKET; POTENTIAL VOLATILITY OF STOCK PRICE; IMMEDIATE AND SUBSTANTIAL DILUTION

     Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offering. The initial public offering price will be determined through negotiations among the Company, the Selling Stockholders and the Underwriters and may bear no relationship to the price at which the Common Stock will trade upon completion of the Offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

     In recent years, the stock market in general, and the market for technology stocks in particular, have experienced extreme price fluctuations. The market price of the Company's Common Stock may be significantly affected by various factors such as quarterly variations in the Company's operating results, changes in revenue growth rates for the Company as a whole or for specific geographic areas, business units or products, earnings estimates or changes in estimates by market analysts, speculation in the press or analyst community, the announcement of new products or product enhancements by the Company or its competitors and general market conditions or market conditions specific to particular industries. There can be no assurance that the market price of the Company's Common Stock will not experience significant fluctuations in the future.

     All of the currently outstanding shares of Common Stock were issued at prices substantially lower than the price of the shares of Common Stock offered hereby. Purchasers of shares of Common Stock offered hereby will experience immediate and substantial dilution in net tangible book value with respect to their shares of Common Stock and may incur additional dilution upon the exercise of outstanding stock options. See "Dilution."

POTENTIAL ADVERSE MARKET IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of Common Stock in the public market following the Offering could have an adverse effect on the price of the Common Stock. Upon completion of the Offering, the Company will have 33,510,000 shares of Common Stock outstanding (35,197,500 if the Underwriters' over-allotment option is exercised in full). Of these shares, the 11,250,000 shares sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 22,260,000 shares of Common Stock are "restricted securities" as that term is defined under Rule 144 under the Securities Act, and were issued and sold by the Company in reliance on exemptions from registration under the Securities Act. These restricted shares may not be sold in the public market unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as Rules 144 or 701. All officers, directors and existing stockholders, who collectively hold all of such restricted shares, have agreed, pursuant to certain lock-up agreements, that they will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of such shares for a period of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers Inc. In addition, upon expiration of the lock-up agreements, approximately 1,955,750 shares of Common Stock issuable upon the exercise of certain options will be eligible for sale in the public market, in reliance on Rules 144 and 701 under the Securities Act.

     After the effective date of the Offering, the Company intends to register a total of approximately 8,081,250 shares of Common Stock reserved for issuance under its Long-Term Incentive Plan, 1997 Employee Stock Purchase Plan and Nonemployee Directors' Stock Option Plan and under certain nonstatutory stock option grants. See "Shares Eligible for Future Sale."

LACK OF CURRENT SPECIFIC PLANS FOR UNALLOCATED OFFERING PROCEEDS

     The principal purposes of the Offering are to increase the Company's capitalization and financial flexibility and expand the Company's current manufacturing, warehouse and corporate facilities. The Company currently has no specific plans for approximately $90 million of the net proceeds from the Offering. The Company currently expects to use such proceeds for general corporate purposes, including working capital, product development, capital expenditures and possible acquisitions. Although the Company engages from time to time in discussions with respect to potential acquisitions, the Company has no current plans, commitments or agreements with respect to any potential acquisitions. The amounts expended for each purpose and the timing of such expenditures may vary depending upon numerous factors. Consequently, the Company will have broad discretion in determining the amount and timing of expenditures and in using the unallocated proceeds of the Offering, and there can be no assurance that the Company will use such discretion effectively or in a manner that will not materially adversely affect the Company's business, operating results or financial condition. See "Use of Proceeds."

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS AND DELAWARE LAW

     Certain provisions of the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors may be willing to pay in the future for shares of the Company's Common Stock. Certain of these provisions allow the Company to issue Preferred Stock without any vote or further action by the stockholders, provide for a classified Board of Directors and regulate nominations for the Board of Directors. These provisions may make it more difficult for stockholders to take certain corporate actions and could have the effect of delaying or preventing a change in control of the Company. In addition, certain provisions of Delaware law applicable to the Company also could delay or make more difficult a merger, tender offer or proxy contest involving the Company. See "Management" and "Description of Capital Stock."

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     This Prospectus contains forward-looking statements including statements regarding, among other items, the Company's growth strategy and anticipated trends in the Company's business. Additional written or oral forward-looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission (the "Commission") or otherwise. The words "believe," "expect," "anticipate" and "project" and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, some of which cannot be predicted or quantified and are beyond the Company's control. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Statements in this Prospectus, including those set forth in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," describe factors, among others, that could contribute to or cause such differences. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire or prove to be accurate. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this section.

                           BACKGROUND OF THE COMPANY

     Hypercom Corporation is the successor to an Australian company founded by George Wallner, the Company's Chairman of the Board, in 1978. The Company's operations were primarily focused on international markets until 1987, when the Australian company expanded its operations into the U.S. On June 5, 1996, the Company was reincorporated in Delaware, and shortly thereafter, through a series of corporate restructurings, became a U.S. holding company for the operations of the Australian company and its subsidiaries and affiliates. These restructurings were completed in July 1997.

     The Company now operates through numerous operating divisions and subsidiaries, including (i) Hypercom POS Systems, an operating group responsible for POS payment systems operations worldwide and which is comprised of Hypercom POS USA/Canada, an operating division responsible for POS payment system operations in the U.S. and Canada and Hypercom International, an operating division responsible for international marketing, sales and distribution of POS payment systems, (ii) Hypercom Network Systems, an operating division responsible for enterprise networking operations worldwide and (iii) Hypercom Manufacturing Resources, Inc., a wholly-owned subsidiary responsible for all manufacturing operations of the Company. In addition, the Company operates various subsidiaries or business units in Australia, Hong Kong, China, Singapore, the United Kingdom, Russia, Mexico, Brazil and Chile to support Hypercom's international operations.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 8,500,000 shares of Common Stock offered hereby, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $134.3 million ($161.3 million if the Underwriters' over-allotment option is exercised in full) based upon an assumed initial public offering price of $17.00 per share. The Company anticipates that such net proceeds will be used as follows: (i) approximately $24.3 million to repay indebtedness, (ii) approximately $20.0 million to expand the Company's manufacturing, warehouse and corporate facilities (see "Business -- Properties") and (iii) approximately $90.0 million, for general corporate purposes, including working capital, product development, capital expenditures and possible acquisitions. While the Company engages from time to time in discussions with respect to potential acquisitions, the Company has no current plans, commitments or agreements with respect to any such acquisitions as of the date of this Prospectus. The debt to be repaid consists of (i) borrowings under the Company's revolving line of credit which were incurred to fund operations, bear interest at a weighted average rate of 8.25% and mature in December 1997 ($10.7 million outstanding as of September 30, 1997), (ii) a $5.3 million note payable to a financial institution, due July 2002, that bears interest at 0.375% over the prime rate of the institution and was used to finance the repurchase of common stock from a stockholder, (iii) a $3.7 million note payable to a financial institution, due March 2001, that bears interest at 0.375% over the prime rate of the institution and was used to repay an industrial development bond, (iv) a $1.0 million note payable to a financial institution, due January 2001, that bears interest at 8.92% and was used to finance the purchase of property; and (v) a $3.6 million non-interest bearing note due June 1999 and payable to an existing stockholder which was issued by the Company as partial consideration for the repurchase of certain of such stockholder's shares. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

     Pending application of the net proceeds as described above, the Company intends to invest the net proceeds from the Offering in short-term, investment grade, interest bearing securities. Investment of the net proceeds in short-term investments rather than operations could adversely affect the Company's overall return on its capital. The foregoing represents the Company's present intentions with respect to the allocation of proceeds of the Offering based upon its present plans and business conditions. The occurrence of certain unforeseen events or changed business conditions, however, could result in the application of the proceeds of the Offering in a manner other than as described in this Prospectus. See "Risk Factors -- Lack of Current Specific Plans for Unallocated Offering Proceeds."

                                DIVIDEND POLICY

     The Company has never paid any cash dividends on its Common Stock. The Company currently intends to retain all earnings to finance the operations and expansion of the Company's business and therefore does not anticipate paying cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company as of September 30, 1997, and as adjusted to give effect to (i) the sale by the Company of 8,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $17.00 per share, less underwriting discounts and commissions and estimated offering expenses, and the anticipated application of a portion of the net proceeds to repay indebtedness, (ii) conversion of redeemable common stock to additional paid-in capital and (iii) receipt of payment upon the closing of the Offering of all stockholder receivables aggregating $2.4 million as of September 30, 1997. This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                         SEPTEMBER 30, 1997
                                                                     ---------------------------
                                                                      ACTUAL        AS ADJUSTED
                                                                     --------       ------------
                                                                       (DOLLARS IN THOUSANDS)
Short-term debt................................................      $ 14,137         $    186
                                                                     ========         ========
Long-term debt, less current portion...........................        10,413               96
                                                                     --------         --------
Redeemable common stock(1).....................................         9,313                0
                                                                     --------         --------
Stockholders' equity:
  Common stock, $.001 par value; 100,000,000 shares authorized;
     25,000,000 shares issued and outstanding, actual;
     33,500,000 shares issued and outstanding, as
     adjusted(2)...............................................             4               13
  Additional paid-in capital...................................           965          144,619
  Receivables from stockholders................................        (2,401)               0
  Retained earnings............................................        71,436           71,436
                                                                     --------         --------
          Total stockholders' equity...........................        70,004          216,067
                                                                     --------         --------
            Total capitalization...............................      $ 89,730         $216,163
                                                                     ========         ========

---------------
(1) Relates to certain stock options granted to an executive officer which the Company is obligated to purchase under certain conditions at a price determined pursuant to a formula based upon the Company's net income. This obligation will terminate upon completion of the Offering and the redeemable common stock will convert into additional paid-in capital. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Overview."

(2) Excludes 8,081,250 shares of Common Stock reserved for issuance and available for grant or sale under the Company's Long-Term Incentive Plan, 1997 Employee Stock Purchase Plan and Nonemployee Directors' Stock Option Plan and certain nonstatutory stock option agreements, under which there were options outstanding to purchase an aggregate of 3,783,750 shares of Common Stock as of September 30, 1997. See "Management."

                                    DILUTION

     The net tangible book value of the Company's Common Stock as of September 30, 1997, was $85,331,600, or $3.20 per share of Common Stock. Net tangible book value per common share represents the Company's tangible assets less total liabilities, plus an aggregate exercise price of $6,014,600 relating to the purchase of 1,708,750 shares of Common Stock under currently exercisable options, divided by the number of shares of Common Stock outstanding. Without taking into account any changes in such net tangible book value subsequent to September 30, 1997, other than to give effect to (i) the sale by the Company of 8,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $17.00 per share (after deducting the underwriting discounts and commissions and estimated offering expenses) and the anticipated application of a portion of the estimated proceeds to repay indebtedness and (ii) receipt of payment upon the closing of the Offering of stockholder receivables aggregating $2.4 million as of September 30, 1997, the pro forma net tangible book value of the Company as of September 30, 1997 would have been $222,081,975, or $6.31 per share. This amount represents an immediate increase in net tangible book value of $3.11 per share to existing stockholders and the immediate dilution of $10.69 per share to new investors purchasing Common Stock in the Offering. Dilution per share to new investors represents the difference between the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering and the amount per share paid by purchasers of Common Stock of the Company in the Offering. The following table illustrates the per share dilution.

Assumed initial public offering price per share.............................            $ 17.00
  Net tangible book value per share as of September 30, 1997................  $ 3.20
  Increase per share attributable to new investors..........................    3.11
                                                                              ------
Pro forma net tangible book value per common share after the Offering.......               6.31
                                                                                        -------
Dilution per share to new investors.........................................            $ 10.69
                                                                                        =======

     The following table summarizes, on a pro forma basis as of September 30, 1997, the differences between the existing stockholders (after giving effect to the purchase of 1,708,750 shares of Common Stock under currently exercisable options with an aggregate exercise price of $6,014,600) and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid, at the assumed initial public offering price of $17.00 per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

                                     SHARES PURCHASED          TOTAL CONSIDERATION            AVERAGE
                                  ----------------------     ------------------------          PRICE
                                    NUMBER       PERCENT        AMOUNT        PERCENT        PER SHARE
                                  -----------    -------     -------------    -------     ---------------
Existing stockholders(1)........   26,708,750      75.9%     $   6,983,600       4.6%         $  0.26
New investors(1)................    8,500,000      24.1        144,500,000      95.4            17.00
                                   ----------     -----      -------------     -----
  Total.........................   35,208,750     100.0%     $ 151,483,600     100.0%
                                   ==========     =====      =============     =====

---------------
(1) Sales by Selling Stockholders of 2,750,000 shares of Common Stock will reduce the number of shares held by existing shareholders to 23,958,750 or 68.0% of the total number of shares of Common Stock to be outstanding after the Offering and will increase the number of shares to be purchased by new investors to 11,250,000 or 32.0% of the total number of shares of Common Stock to be outstanding after the Offering. See "Principal and Selling Stockholders."

     The foregoing computations exclude 2,075,000 shares of Common Stock reserved for issuance upon exercise of options that were outstanding but not exercisable as of September 30, 1997. For information relating to outstanding option grants and shares reserved for issuance upon future stock awards, see the description of the Company's Long-Term Incentive Plan, 1997 Employee Stock Purchase Plan and Nonemployee Directors' Stock Option Plan and certain nonstatutory stock option agreements in "Management."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected consolidated financial data for each of the years in the three-year period ended June 30, 1997 and as of June 30, 1996 and 1997 have been derived from the Company's financial statements included elsewhere in this Prospectus which have been audited by Coopers & Lybrand L.L.P., independent accountants, whose report thereon is also included elsewhere in this Prospectus. The selected consolidated financial data as of June 30, 1995 have been derived from audited financial statements of the Company which are not included in this Prospectus. The selected consolidated financial data for the years ended June 30, 1993 and 1994 and as of June 30, 1993 and 1994 have been derived from unaudited financial statements of the Company which are not included in this Prospectus. The selected consolidated financial data as of September 30, 1996 and 1997 and for the three-month periods then ended have been derived from the Company's unaudited interim financial statements included elsewhere in this Prospectus. In management's opinion, the unaudited financial information has been prepared on the same basis as the audited consolidated financial statements and includes all necessary adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the unaudited financial information when read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The selected consolidated financial data set forth below are qualified in their entirety by, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                                          THREE MONTHS ENDED
                                                     YEAR ENDED JUNE 30,                                     SEPTEMBER 30,
                           -----------------------------------------------------------------------    ---------------------------
                              1993           1994           1995           1996           1997           1996            1997
                           -----------    -----------    -----------    -----------    -----------    -----------     -----------
CONSOLIDATED STATEMENT OF
  INCOME DATA:
Net revenue...............     $56,771        $91,183       $146,168       $163,556       $196,742        $47,690         $78,937
Costs and expenses:
  Cost of revenue.........      30,817         57,301         83,016         89,710        103,227         25,359          39,370
  Research and
    development...........       2,337          4,429          5,422          8,509         12,926          3,160           4,519
  Selling, general and
    administrative........      12,192         14,929         27,687         44,741         52,530         10,975          18,919
  Non-cash compensation
    expense(1)............          --             --            698          2,061          4,784          1,430           1,770
                            ----------     ----------     ----------     ----------     ----------     ----------      ----------
        Total costs and
          expenses........      45,346         76,659        116,823        145,021        173,467         40,924          64,578
                            ----------     ----------     ----------     ----------     ----------     ----------      ----------
Income from operations....     $11,425        $14,524       $ 29,345       $ 18,535       $ 23,275        $ 6,766         $14,359
                            ==========     ==========     ==========     ==========     ==========     ==========      ==========
Net income................     $ 8,764        $ 9,149       $ 19,556       $ 12,289       $ 15,562        $ 4,499         $ 9,110
                            ==========     ==========     ==========     ==========     ==========     ==========      ==========
Net income per share......     $  0.23        $  0.24       $   0.51       $   0.32       $   0.57        $  0.17         $  0.33
                            ==========     ==========     ==========     ==========     ==========     ==========      ==========
Number of shares used in
  per share
  calculations(2).........  37,885,529     38,049,062     38,169,563     38,674,048     27,261,683     27,058,396      27,387,161
                            ==========     ==========     ==========     ==========     ==========     ==========      ==========

                                                                                 JUNE 30,                           SEPTEMBER 30,
                                                           -----------------------------------------------------    -------------
                                                            1993       1994       1995        1996        1997          1997
                                                           -------    -------    -------    --------    --------    -------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...............................   $ 3,334    $ 3,876    $ 8,018    $ 16,113    $ 16,318      $  12,479
Working capital.........................................     9,652     14,440     33,148      48,693      62,949         71,633
Total assets............................................    29,087     57,234     80,414     101,829     138,741        156,990
Short-term debt.........................................       247      2,358      5,043       6,055      14,064         14,137
Long-term debt, less current portion....................       769      2,424      2,155      14,307      10,506         10,413
Redeemable common stock(1)..............................        --         --        698       2,759       7,543          9,313
Total stockholders' equity..............................    16,902     25,641     44,836      45,232      60,894         70,004

---------------
(1) Relates to stock underlying options granted to an executive officer which the Company is obligated to purchase under certain conditions at a price determined pursuant to a formula based upon the Company's net income. It is anticipated that the Company will incur a substantial non-cash charge ($10.5 million at an assumed initial public offering price of $17.00 per share) in the quarter in which the Company's initial public offering is completed, but will incur no future charges under this arrangement since the repurchase obligation will terminate upon closing of the Offering. Upon termination of this arrangement, the redeemable common stock will convert to additional paid-in capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

(2) Fiscal 1997 share amount gives effect to a repurchase of 11,650,000 shares of Common Stock.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus. This Prospectus, including the following discussion, contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," in the discussion below and elsewhere in this Prospectus.

OVERVIEW

     Hypercom is a leading worldwide developer, manufacturer and supplier of high performance, comprehensive POS payment systems and sophisticated enterprise networking products. The Company's end-to-end POS payment system solutions, comprised of terminals, peripherals, POS network products and software, enable merchants to automate payment transactions. The Company has developed a family of multi-service switch/routers that enable the integration of a wide variety of business-critical legacy data, LAN, voice, fax and video traffic transmitted among central and remote locations, allowing its customers to eliminate duplicate networks and facilitate migration to cost-effective switched services. The Company's products currently are sold in more than 50 countries through its direct sales force and a variety of third-party distribution channels.

     The Company's net revenue is derived from its POS Systems and Network Systems businesses. Historically, the Company derived substantially all of its net revenue from its POS Systems business. In fiscal 1997, Hypercom POS Systems and Hypercom Network Systems accounted for approximately 88% and 12%, respectively, of the Company's net revenue. The Company anticipates that it will continue to derive a substantial portion of its net revenue from Hypercom POS Systems in the foreseeable future, but that net revenue from Hypercom Network Systems will increase as a percentage of net revenue.

     POS Systems products generally are sold under annual volume contracts with resellers and financial institutions and revenue generally is recognized upon shipment of products. Network Systems sales are made to financial institutions and other large retail and service organizations with geographically dispersed branches. Revenue on network product contracts typically is recognized upon shipment, although on certain sales it is recognized upon customer acceptance. Revenue from service obligations related to the Company's products is recognized over the lives of the service contracts. The Company anticipates that the introduction of new services and products, such as Pinnacle Server Environment software products, will increase the Company's recurring revenue stream from software licenses or service contracts.

     The Company derives a significant portion of its net revenue from international sales. In fiscal 1997, international revenue accounted for 55.8% of total net revenue. The Company's international sales are denominated primarily in U.S. dollars, although a portion is denominated in foreign currencies. The Company expects that in the future it will continue to denominate most of its international sales in U.S. dollars. The Company has not experienced any significant foreign exchange gains or losses, and the Company does not expect that foreign currency fluctuations will have a significant effect on either its net revenue or costs in the near future.

     The Company's results of operations over the past three years have been affected by certain restructuring events and non-cash compensation charges. In 1992, pursuant to an employment agreement with the Company's President and Chief Executive Officer, the Company granted this officer a right, upon certain events, including the officer's death or disability or a sale of the Company, to require that the Company repurchase stock underlying options granted to him at a price determined by a prescribed formula based upon the net income of the Company. For accounting purposes, the stock subject to the options is considered redeemable and the Company records periodic compensation charges based upon increases in the difference between the exercise price of the options and the market value of the stock as determined pursuant to the net income formula set forth in the officer's employment agreement. During fiscal 1997, 1996 and 1995, the Company recorded non-cash compensation charges in the amounts of $4.8 million, $2.1 million and $0.7 million, respectively, pursuant to this arrangement. It is anticipated that the Company will incur a substantial non-cash charge (estimated to be $10.5 million, assuming an initial public offering price of $17.00 per share) in the quarter in which the Offering is completed, but will incur no further charges under this arrangement since the repurchase obligation will terminate upon the closing of the Offering.

     In fiscal 1996, the Company restructured its organization and moved its legal domicile from Australia to the U.S. In addition, the Company combined substantial manufacturing facilities previously located in Australia with its Phoenix, Arizona operations. In connection with these events, the Company incurred approximately $3 million of expenditures relating primarily to the closure of its Australian manufacturing operation.

     In fiscal 1997, the Company continued to incur restructuring charges related to the Company's move to the U.S. In addition, the Company incurred significant expenses in implementing an Oracle management information platform for its worldwide manufacturing, sales and finance functions and the related expansion of its management information systems staff. These reorganization and other expenses totaled $3.8 million in fiscal 1997. Selling, general and administrative expenses in fiscal 1997 also reflect the significant expansion of Hypercom Network Systems sales and services organization and establishment of Hypercom International, an operating division which manages all international sales and distribution activities. The Company believes that these additional infrastructure-related expenses have better positioned the Company for future growth.

     Although the Company anticipates that net revenue will be higher for the three months ending December 31, 1997 than for the three months ended December 31, 1996, it expects that pro forma net income (giving effect to the exclusion of non-cash compensation expense) will be lower for the three months ending December 31, 1997 than for the three months ended December 31, 1996 due to increases in selling, general and administrative expense attributable primarily to expansion of POS international sales and marketing and continued infrastructure development at Hypercom Network Systems and increases in research and development expense attributable to continued development of the Company's Pinnacle Server Environment and Network Systems products.

RESULTS OF OPERATIONS

     The following table sets forth certain selected financial information as a percentage of net revenue for the periods indicated.

                                                                                    THREE MONTHS
                                                                                        ENDED
                                                        YEAR ENDED JUNE 30,         SEPTEMBER 30,
                                                     -------------------------     ---------------
                                                     1995      1996      1997      1996      1997
                                                     -----     -----     -----     -----     -----
Net revenue........................................  100.0%    100.0%    100.0%    100.0%    100.0%
Costs and expenses:
  Cost of revenue..................................   56.8      54.8      52.5      53.2      49.9
  Research and development.........................    3.7       5.2       6.6       6.6       5.7
  Selling, general and administrative..............   18.9      27.4      26.7      23.0      24.0
  Non-cash compensation expense....................    0.5       1.3       2.4       3.0       2.2
                                                     -----     -----     -----     -----     -----
          Total costs and expenses.................   79.9      88.7      88.2      85.8      81.8
                                                     -----     -----     -----     -----     -----
Income from operations.............................   20.1      11.3      11.8      14.2      18.2
Interest and other income..........................    1.3       0.4       1.2       0.7       0.3
Interest expense...................................   (0.5)     (0.4)     (1.1)     (0.7)     (0.7)
                                                     -----     -----     -----     -----     -----
Income before income taxes.........................   20.9      11.3      11.9      14.2      17.8
Income taxes.......................................   (7.5)     (3.8)     (4.0)     (4.7)     (6.2)
                                                     -----     -----     -----     -----     -----
Net income.........................................   13.4%      7.5%      7.9%      9.5%     11.6%
                                                     =====     =====     =====     =====     =====

THREE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 1996

     Net Revenue. Net revenue in the three months ended September 30, 1997 (the "1998 Period") increased $31.2 million, or 65.4%, to $78.9 million from $47.7 million in the three months ended September 30, 1996 (the "1997 Period"), due primarily to increased POS Systems sales of $26.8 million and increased Network Systems sales of $4.4 million. The increase in POS Systems sales was due primarily to a greater number of POS terminals and peripherals sold coupled with relatively stable prices of the Company's POS payment system products, reflecting increased consumer use of card-based payment methods. Net revenue for the 1998 Period includes $6.0 million of product which the Company expected to ship in the fourth quarter of fiscal 1997, but which was delayed at the customer's request until the first quarter of fiscal 1998. The increase in Network Systems sales was a function of continuing market acceptance of the Company's enterprise networking products. International sales accounted for 62.4% and 52.8% of the Company's net revenue in the 1998 Period and the 1997 Period, respectively.

     Cost of Revenue. The Company's cost of revenue includes raw material costs, manufacturing labor and overhead and subcontract manufacturing costs. The Company's cost of revenue increased $14.0 million, or 55.3%, to $39.4 million in the 1998 Period from $25.4 million in the 1997 Period. As a percentage of net revenue, cost of revenue declined to 49.9% in the 1998 Period from 53.2% in the 1997 Period, due to lower costs realized from the centralization of manufacturing operations in Phoenix, Arizona and the increased use of subcontractors for certain operations that were previously performed internally. The cost of revenue as a percentage of net revenue with respect to POS Systems and Network Systems was approximately 50% and 45%, respectively, in the 1998 Period, as compared to approximately 54% and 48%, respectively, in the 1997 Period.

     Research and Development Expense. Research and development expense consists primarily of software and hardware engineering costs and development personnel expenses. Research and development expense increased $1.3 million, or 43.0%, to $4.5 million in the 1998 Period from $3.2 million in the 1997 Period, as a result of development efforts relating to the Company's growing Network Systems business, as well as the development of new POS payment system products, including the Company's Pinnacle Server Environment. The significant increase in net revenue caused research and development expense to decrease, as a percentage of net revenue, to 5.7% in the 1998 Period from 6.6% in the 1997 Period.

     To date, all of the Company's software development costs have been expensed as incurred and included in research and development. The Company's product development process is such that technological feasibility is established upon completion of a working model. Costs incurred between completion of the working model and the point at which the product is ready for initial shipment have not been significant.

     Selling, General and Administrative Expense. Selling, general and administrative expense is comprised largely of sales and marketing expenses, administrative personnel costs and facilities costs. Selling, general and administrative expense increased $7.9 million, or 72.4%, to $18.9 million in the 1998 Period from $11.0 million in the 1997 Period. As a percentage of net revenue, these expenses increased to 24.0% in the 1998 Period from 23.0% in the 1997 Period. The increase in the 1998 Period reflects higher sales and marketing expense in the POS international operations by $3.8 million and in the Network Systems business by $2.6 million.

     Non-Cash Compensation Expense. In connection with the grant of certain stock options to the Company's President and Chief Executive Officer, which includes a stock repurchase arrangement, the Company recorded a non-cash compensation charge of $1.8 million and $1.4 million in the 1998 Period and 1997 Period, respectively. The repurchase arrangement will terminate upon the closing of the Offering and, except for the charge to be recorded at such time, no further charges will be recorded.

     Income from Operations. Income from operations increased $7.6 million, or 112.2%, to $14.4 million in the 1998 Period from $6.8 million in the 1997 Period, and increased as a percentage of net revenue to 18.2% in the 1998 Period from 14.2% in the 1997 Period. This increase in the 1998 Period resulted primarily from higher net revenue coupled with lower costs realized from the centralization of manufacturing operations in Phoenix, Arizona and the increased use of subcontractors for certain operations which were previously performed internally.

     Net Interest and Other Income. Interest and other income, consisting primarily of interest income on short-term investments and cash balances, offset interest expense on borrowings in the 1997 Period. As a result of higher borrowings, interest expense exceeded interest and other income by $344,000 in the 1998 Period.

     Income Taxes. The provisions for federal, state and foreign taxes were $4.9 million and $2.3 million in the 1998 Period and 1997 Period, respectively. The effective tax rates were 35.0% and 33.4% in the 1998 Period and 1997 Period, respectively. The effective tax rate for the 1998 Period increased as a result of increased income in jurisdictions that have higher tax rates. The Company's effective tax rate typically is lower than the U.S. federal statutory tax rate due to the (i) use of certain tax credits, such as research and experimentation tax credits in the U.S. and Australia, (ii) sales attributable to certain foreign jurisdictions that impose lower tax rates and (iii) use of a foreign sales corporation which affords the Company lower tax rates on certain international sales.

FISCAL YEAR ENDED JUNE 30, 1997 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1996

     Net Revenue. Net revenue in fiscal 1997 increased $33.1 million, or 20.3%, to $196.7 million from $163.6 million in fiscal 1996 due primarily to increased POS Systems sales of $17.6 million and increased Network Systems sales of $15.6 million. The increase in POS Systems sales reflected continued growth and price stability in the market and the increase in Network Systems sales was a function of continuing market acceptance of the Company's enterprise networking products. International sales accounted for 55.8% and 58.1% of the Company's net revenue in fiscal 1997 and 1996, respectively.

     Cost of Revenue. The Company's cost of revenue increased $13.5 million, or 15.1%, to $103.2 million in fiscal 1997 from $89.7 million in fiscal 1996. As a percentage of net revenue, cost of revenue declined to 52.5% in fiscal 1997 from 54.8% in fiscal 1996, due to reduced costs realized from the centralization of manufacturing operations in Phoenix, Arizona and the increased use of subcontractors for certain operations that were previously performed internally. The cost of revenue as a percentage of net revenue with respect to POS Systems and Network Systems was approximately 52% and 51%, respectively, in fiscal 1997. Network Systems sales were not material prior to fiscal 1997.

     Research and Development Expense. Research and development expense increased $4.4 million, or 51.9%, to $12.9 million in fiscal 1997 from $8.5 million in fiscal 1996, as a result of development efforts relating to the Company's growing Network Systems business, as well as the development of new POS payment system products, including the Company's Pinnacle Server Environment. Increased development efforts caused research and development expense to increase, as a percentage of net revenue, to 6.6% in fiscal 1997 from 5.2% in fiscal 1996.

     Selling, General and Administrative Expense. Selling, general and administrative expense increased $7.8 million, or 17.4%, to $52.5 million in fiscal 1997 from $44.7 million in fiscal 1996. The increase in 1997 reflects ongoing restructuring costs of $0.8 million relating to the consolidation of principal manufacturing operations in Phoenix, Arizona begun in 1996 and $3.0 million relating to the implementation of an Oracle management information platform for the Company's worldwide manufacturing, sales and finance functions and the related expansion of its management information systems staff. In addition, selling, general and administrative expense in fiscal 1997 reflected an increase of $2.0 million attributable to the Company's significant expansion of its Network Systems sales and services organization and an additional $2.0 million related to the establishment of Hypercom International, which manages all POS international sales and distribution activities. As a percentage of net revenue, selling, general and administrative expense decreased slightly to 26.7% in fiscal 1997 from 27.4% in fiscal 1996.

     Non-Cash Compensation Expense. In connection with the grant of certain stock options to the Company's President and Chief Executive Officer, which includes a stock repurchase arrangement, the Company recorded a non-cash compensation charge of $4.8 million and $2.1 million in fiscal 1997 and fiscal 1996, respectively. The repurchase arrangement will terminate upon the closing of the Offering and, except for the charge to be recorded at such time, no further charges will be recorded.

     Income from Operations. Income from operations increased $4.8 million, or 25.6%, to $23.3 million in fiscal 1997 from $18.5 million in fiscal 1996, and increased as a percentage of net revenue to 11.8% in fiscal 1997 from 11.3% in fiscal 1996. This increase in fiscal 1997 resulted primarily from lower costs realized from the centralization of manufacturing operations in Phoenix, Arizona and the increased use of subcontractors for certain operations which were previously performed internally.

     Net Interest and Other Income. Interest and other income, consisting primarily of interest income on short-term investments and cash balances, offset interest expense on borrowings in both fiscal 1997 and 1996.

     Income Taxes. The provisions for federal, state and foreign taxes were $7.8 million and $6.2 million for fiscal years 1997 and 1996, respectively. The effective tax rates were 33.4% and 33.5% in fiscal 1997 and 1996, respectively, reflecting the use of certain tax credits, increased income from certain foreign jurisdictions that impose lower tax rates than the U.S. federal statutory tax rate and use of a foreign sales corporation.

FISCAL YEAR ENDED JUNE 30, 1996 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1995

     Net Revenue. Net revenue in fiscal 1996 increased $17.4 million, or 11.9%, to $163.6 million from $146.2 million in fiscal 1995, due primarily to increased domestic and international POS payment system sales. The increase in net revenue reflects, in part, the acquisition and consolidation of Hypercom Asia Limited ("Hypercom Asia"), the Company's largest distributor, which allowed the Company to sell products directly to end users at higher prices than such products were sold to Hypercom Asia. International sales accounted for 58.1% and 60.4% of the Company's net revenue in fiscal 1996 and 1995, respectively.

     Cost of Revenue. The Company's cost of revenue increased $6.7 million, or 8.1%, to $89.7 million in fiscal 1996 from $83.0 million in fiscal 1995, primarily as a result of increased sales. As a percentage of net revenue, cost of revenue declined to 54.8% in fiscal 1996 from 56.8% in fiscal 1995, primarily due to an increase in direct sales to end users, resulting from the acquisition of Hypercom Asia, which allowed the Company to achieve higher gross margins on the sale of such products.

     Research and Development Expense. Research and development expense increased $3.1 million, or 56.9%, to $8.5 million in fiscal 1996 from $5.4 million in fiscal 1995. The increase in research and development expense is a result of increased development activities at Hypercom Network Systems. This increase caused research and development expense to increase as a percentage of net revenue to 5.2% in fiscal 1996 from 3.7% in fiscal 1995.

     Selling, General and Administrative Expense. Selling, general and administrative expense increased $17.1 million, or 61.6%, to $44.7 million in fiscal 1996 from $27.7 million in fiscal 1995. As a percentage of net revenue, these expenses increased to 27.4% in fiscal 1996 from 18.9% in fiscal 1995. Approximately $7 million of the increase reflects selling, general and administrative expense of Hypercom Asia, which was acquired in fiscal 1996. In addition, selling, general and administrative expense in fiscal 1996 includes restructuring charges of approximately $3 million related to the Company's consolidation of manufacturing operations in the U.S. and $4.3 million attributable to bonuses paid to certain officers.

     Non-Cash Compensation Expense. In connection with the grant of certain stock options to the Company's President and Chief Executive Officer, which includes a stock repurchase agreement, the Company recorded a non-cash compensation charge of $2.1 million in fiscal 1996 and $0.7 million in fiscal 1995. The repurchase agreement will terminate upon the completion of the Offering and, except for the charge to be recorded at such time, no further charges will be recorded.

     Income from Operations. Income from operations decreased $10.8 million, or 36.8%, to $18.5 million in fiscal 1996 from $29.3 million in fiscal 1995. This decrease is primarily due to (i) restructuring charges of approximately $3 million related to the Company's consolidation of Australian manufacturing operations with U.S. operations, (ii) bonuses of $4.3 million paid to certain officers and (iii) a $3.1 million increase in research and development expense related to the expansion of Hypercom Network Systems.

     Net Interest and Other Income. Interest and other income in 1995 included approximately $0.6 million attributable to the Company's 30% interest in Hypercom Asia, which is included in other income under the equity method. As a result of the acquisition of Hypercom Asia in 1996, the Company did not record similar income in fiscal 1996. The Company also recorded greater interest income in fiscal 1995 as a result of higher cash balances and returns on short-term investments.

     Income Taxes. The provisions for federal, state and foreign taxes were $6.2 million and $11.0 million for fiscal years 1996 and 1995, respectively. The effective tax rates were 33.5% and 36.0% in fiscal 1996 and 1995, respectively. The decrease in effective tax rates reflects increased income from certain foreign jurisdictions that impose lower tax rates than the U.S. federal statutory tax rate and use of the Company's foreign sales corporation.

QUARTERLY OPERATING RESULTS

     The following tables set forth certain unaudited consolidated financial information for each of the four quarters in fiscal 1997 and the first quarter of fiscal 1998. In management's opinion, this unaudited quarterly information has been prepared on the same basis as the audited consolidated financial statements and includes all necessary adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the unaudited quarterly results when read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The Company believes that quarter-to-quarter comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

                                                               THREE MONTHS ENDED,
                                     -----------------------------------------------------------------------
                                     SEPTEMBER 30,    DECEMBER 31,    MARCH 31,    JUNE 30,    SEPTEMBER 30,
                                         1996             1996          1997         1997          1997
                                     -------------    ------------    ---------    --------    -------------
CONSOLIDATED STATEMENT OF INCOME
  DATA:
Net revenue........................     $47,690         $ 57,742       $45,912     $ 45,398       $78,937
Costs and expenses:
  Cost of revenue..................      25,359           28,555        25,712       23,601        39,370
  Research and development.........       3,160            2,688         3,018        4,060         4,519
  Selling, general and
     administrative................      10,975           13,819        13,027       14,709        18,919
  Non-cash compensation expense....       1,430            2,409           529          416         1,770
                                     -------------    ------------    --------     --------    -------------
     Total costs and expenses......      40,924           47,471        42,286       42,786        64,578
                                        -------          -------       -------      -------      --------
Income from operations.............       6,766           10,271         3,626        2,612        14,359
Interest and other income..........         315              770           381          782           229
Interest expense...................        (322)            (478)         (752)        (588)         (573)
                                     -------------    ------------    --------     --------    -------------
Income before income taxes.........       6,759           10,563         3,255        2,806        14,015
Income taxes.......................      (2,260)          (3,533)       (1,089)        (939)       (4,905)
                                     -------------    ------------    --------     --------    -------------
Net income.........................     $ 4,499         $  7,030       $ 2,166     $  1,867       $ 9,110
                                     =============    ============    ========     ========    =============
PERCENT OF NET REVENUE:
Net revenue........................       100.0%           100.0%        100.0%       100.0%        100.0%
Costs and expenses:
  Cost of revenue..................        53.2             49.5          56.0         52.0          49.9
  Research and development.........         6.6              4.7           6.6          8.9           5.7
  Selling, general and
     administrative................        23.0             23.9          28.4         32.4          24.0
  Non-cash compensation expense....         3.0              4.2           1.2          0.9           2.2
                                     -------------    ------------    --------     --------    -------------
     Total costs and expenses......        85.8             82.2          92.1         94.2          81.8
                                        -------          -------       -------      -------      --------
Income from operations.............        14.2             17.8           7.9          5.8          18.2
Interest and other income..........         0.7              1.3           0.8          1.7           0.3
Interest expense...................        (0.7)            (0.8)         (1.6)        (1.3)         (0.7)
                                     -------------    ------------    --------     --------    -------------
Income before income taxes.........        14.2             18.3           7.1          6.2          17.8
Income taxes.......................        (4.7)            (6.1)         (2.4)        (2.1)         (6.2)
                                     -------------    ------------    --------     --------    -------------
Net income.........................         9.5%            12.2%          4.7%         4.1%         11.6%
                                     =============    ============    ========     ========    =============

     The Company's operating results are subject to various risks and uncertainties, including risks and uncertainties related to economic conditions, competitive pressures, the composition, timing and size of orders from and shipments to major customers, variations in product mix and product cost, overhead costs, obsolescence of inventory, manufacturing or production difficulties, certain nonrecurring charges and other factors. Accordingly, the Company's operating results may vary materially from quarter to quarter. Because a high percentage of the Company's operating expenses are relatively fixed, if anticipated sales and shipments in any quarter do not occur as expected, the Company's operating results may be adversely affected and fall significantly short of expectations. Any unanticipated decline in the growth of the Company's net revenue, without a corresponding and timely reduction in the growth of operating expenses, could have an adverse effect on the Company's business, operating results and financial condition. There can be no assurance that, in the event of any shortfall of sales or reduction in gross margin in a quarter, the Company will be able to control expenses sufficiently or promptly to meet profitability objectives for that quarter. See "Risk Factors" for a discussion of other factors that may adversely affect the Company's operating results in any given quarter.

LIQUIDITY AND CAPITAL RESOURCES

     The Company requires working capital to support inventory and accounts receivables, and to fund capital expenditures necessary to support its growth. As of September 30, 1997, the Company's working capital was $71.6 million, which included cash and cash equivalents of $12.5 million. The Company funds working capital requirements with cash from operations and borrowings, principally a line of credit. Net cash provided by operating activities in fiscal 1997, 1996 and 1995 was $3.2 million, $11.0 million and $5.7 million, respectively. Net cash used in operating activities in the three months ended September 30, 1997 and 1996 was $0.4 million and $3.8 million, respectively.

     The Company's capital commitments consist primarily of the purchase or lease of facilities and equipment. The Company used $6.9 million, $8.0 million and $1.9 million in fiscal 1997, 1996 and 1995, respectively, to purchase property, plant and equipment, primarily manufacturing equipment, facilities and computer hardware and software to support the Company's growth. The Company anticipates that it will spend approximately $25.0 million to fund capital improvements during fiscal 1998, including $20.0 million relating to the expansion of its manufacturing, warehouse and corporate facilities in Phoenix, Arizona. See "Use of Proceeds" and "Business -- Properties." For information relating to the Company's lease commitments, see Note 13 to the Consolidated Financial Statements included elsewhere in this Prospectus.

     The Company maintains a $20.0 million revolving line of credit which expires in December 1997. The line of credit is secured by the Company's accounts receivable and inventory. Under the terms of the agreement, the Company may borrow up to an amount equal to 80.0% of its accounts receivable under 90 days past due and 35.0% of its raw material and finished goods inventory. The outstanding balance as of September 30, 1997 was $10.7 million. The credit agreement limits the incurrence of additional debt and the granting of liens or encumbrances on assets and restricts the use of borrowed funds to working capital needs. The Company currently is in the process of renegotiating its credit facilities and, pending completion of negotiations, all covenants have been waived. Additionally, in August 1997, the Company borrowed under separate arrangements an additional $9.3 million, of which $5.5 million matures on July 15, 2002, and $3.8 million matures on March 15, 2001. The Company also had notes payable to a stockholder in the aggregate amount of $3.6 million at September 30, 1997. The Company anticipates repaying all of the foregoing indebtedness with the proceeds of the Offering. See "Use of Proceeds."

     The Company believes that the net proceeds from the Offering together with cash generated by operations and available borrowings will be sufficient to fund the Company's operations for the foreseeable future.

BACKLOG

     As of June 30, 1996 and 1997 and September 30, 1997, the Company had a backlog of $78.0 million, $111.0 million and $99.0 million, respectively. The Company includes in its backlog all revenue specified in signed contracts and purchase orders to the extent that the Company contemplates recognition of the related revenue within one year. There can be no assurance that the contracts included in backlog will actually generate the specified revenues or that the actual revenues will be generated within the one year period.

IMPACT OF INFLATION

     In recent years, inflation has not had a significant impact on the Company's historical operations. There can be no assurance that inflation will not adversely affect the Company's operations in the future, particularly in emerging markets where inflationary conditions tend to be more prevalent.

SEASONALITY

     Historically, the Company's net revenue and results of operations have been stronger in the first half of the fiscal year reflecting (i) increased purchases of POS payment systems to satisfy increased retail demand during the holiday season, (ii) incentive programs offered by VISA and MasterCard from July to December of each year that encourage merchants to offer card-based payment systems and (iii) allocation of customers' capital budgets which typically occurs by the end of March with volume shipments commencing in July.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In February 1997, the FASB issued SFAS No. 128, Earnings Per Share. SFAS No. 128, which requires presentation of "basic" and "diluted" earnings per share, as defined, on the face of the income statement for all entities with complex capital structures. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997 and requires restatement of all prior period earnings per share amounts.

     In June 1997, the FASB issued SFAS No. 130, Comprehensive Income. SFAS No. 130, which requires that changes in the amounts of certain items, including foreign currency translation adjustments, which are currently direct adjustments to equity, be shown in a statement of comprehensive income. The statement of comprehensive income may be included at the bottom of the statement of operations or as a separate financial statement. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and requires the reclassification of earlier financial statements for comparative purposes.

     The Company is currently studying the impact of these pronouncements.

                                    BUSINESS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     Hypercom is a leading worldwide developer, manufacturer and supplier of high performance, comprehensive POS payment systems and sophisticated enterprise networking products. The Company's end-to-end POS payment system solutions, comprised of terminals, peripherals, POS network products and software, enable merchants to automate credit, charge, debit and other electronic payment transactions, all with seamless integration and interoperability and at a lower total cost of ownership. The Company has the second largest installed base of POS terminals in the U.S. and worldwide, and the largest installed base in Latin America and Asia/Pacific. Leveraging nearly 20 years of expertise with POS networks, the Company has developed a family of multi-service switch/routers that enable the integration of business-critical legacy data, LAN, voice, fax, and video traffic transmitted among central and remote locations. The Company's networking products allow its customers to eliminate duplicate networks and facilitate migration to cost-effective switched services. The Company's products currently are sold in more than 50 countries through its direct sales force and a variety of third-party distribution channels.

     Hypercom POS Systems, which accounted for approximately 88% of Hypercom's net revenue in fiscal 1997, develops, manufactures, markets and supports a comprehensive range of technologically-advanced (i) POS terminals and peripherals, which process transactions at the point of sale, (ii) POS network products, which provide efficient, accurate and fast transaction transport and
(iii) software products, including terminal application software and terminal management software, that enable remote and automated terminal management and the downloading of terminal application software. Hypercom believes that it is the only single source provider of complete, end-to-end POS payment system solutions that are interoperable not only with other Hypercom products, but also with competitors' products. In addition, due to the technologically-advanced features, speed, reliability, functionality and upgradeability of its products, the Company believes that the total cost of ownership of Hypercom products generally is less than its competitors' products, enabling Hypercom products to command premium pricing.

     Hypercom Network Systems, which accounted for approximately 12% of Hypercom's net revenue in fiscal 1997, develops, manufactures, markets and supports enterprise networking systems through its Integrated Enterprise Network ("IEN") family of flexible, stackable, multi-service switch/routers. IEN products have established Hypercom as a leading integrator for enterprise branch networking systems of legacy data, LAN, voice, fax and video traffic, allowing for migration from expensive leased lines to cost-effective frame relay and other switched network services. IEN products provide Hypercom customers with reduced telecommunications, network administration and maintenance costs.

INDUSTRY BACKGROUND

     POS PAYMENT SYSTEMS. In recent years, consumers demanding fast, convenient and secure methods of payment have increasingly substituted card-based payments, such as debit, credit and charge cards, for traditional forms of payments, such as checks and cash. According to The Nilson Report, a payment systems industry newsletter, retail consumer payments using credit, debit, electronic benefits transfer and prepaid cards increased from approximately 15% in 1990 to approximately 21% of transactions (measured in dollars) in the U.S. in 1995, and are projected to account for approximately 33% and 43% of transactions by 2000 and 2005, respectively. The Nilson Report estimates that POS card transactions in the U.S. will grow at a five-year CAGR of approximately 16% to 26.3 billion through 2000 and by approximately 13% to 47.9 billion from 2000 to 2005. The Company believes that the growth rate for POS transactions worldwide over the same periods could exceed projected U.S. growth rates. It is anticipated that convenience, security and financial incentives, such as loyalty programs, will continue to encourage increased use of card-based payment methods.

               RETAIL CONSUMER PAYMENT METHODS IN THE U.S.(1)(2)
                             (DOLLARS IN TRILLIONS)

                     MEASUREMENT PERIOD                           RETAIL CONSUMER PAYMENT
                   (FISCAL YEAR COVERED)                            METHODS IN THE U.S.
1990                                                                      3.0
1995                                                                      3.8
2000                                                                      5.1
2005                                                                      6.9

---------------
(1) Source: The Nilson Report.
(2) Cards include credit, debit, prepaid and EBT cards.

     To accommodate consumer preferences for card-based payments and to facilitate the electronic delivery of such payments, automated POS systems were introduced in the early 1980s. Prior to that time, most POS credit and debit card transactions were processed manually, using paper-based systems. As the volume of credit card transactions increased, card issuing banks, through their associations with VISA and MasterCard, offered financial incentives to encourage the deployment of new POS technologies to improve accuracy, reduce costs, enhance efficiency, improve settlement procedures and reduce credit abuse and fraud. These new capabilities included electronic authorization, data capture, transaction transmission and settlement. These functions require the use of a POS terminal capable of reading a cardholder's account information from the card's magnetic stripe and combining this information with the amount of the sale entered via a POS terminal keypad. The terminal electronically transmits this transaction information over a communications network to an authorized computer data center and then displays the returned authorization or verification response on the POS terminal. According to The Nilson Report, the 1996 year-end installed base of POS payment terminals worldwide was 13.2 million, of which approximately 47%, 27% and 13% were located in the U.S., Europe and Asia/Pacific, respectively. According to Frost & Sullivan, a market research firm, the sale of POS terminals in the U.S. is projected to grow at a five-year CAGR of 24.6% to approximately 2.4 million terminals by 2000 and revenues from POS terminal sales in the U.S. are projected to grow at a five-year CAGR of 21.7% for the same period.

     New electronic payment technologies are expected to facilitate the introduction of additional electronic payment applications, such as sophisticated customer loyalty programs and stored value cards, and the use of POS systems in new vertical industries, such as health care and the electronic payment of government benefits, which is already available in several states and required to be available for federal programs by 1999. In addition, the infrastructure development of emerging markets, such as those in Eastern Europe, Russia and China, is expected to contribute to the increasing demand for electronic payment products.

     The increasing use of debit, credit and charge cards and the proliferation of new electronic payment methods and programs are driving the need for POS payment systems which (i) support a wide array of payment and program options,
(ii) are scalable, flexible and cost-effective, (iii) provide fast, secure data transmission and (iv) can work with existing legacy systems, which form the backbone of the electronic payments industry. Many of today's installed base of POS terminals are relatively old and in need of replacement to handle the increased volumes projected for POS transactions, new payment programs that may be offered in the future, new technologies such as chip cards and new modems and other interfaces to faster telecommunications facilities. In addition, the components of current POS payment systems typically are supplied by numerous vendors which may impair interoperability, scalability and upgradeability.

     ENTERPRISE NETWORKING MARKET. As requirements for the transmission of data, voice, fax and video have become more complex, many enterprises have developed multiple networks which carry different types of traffic (data, voice, fax and video) using a range of protocols (SNA and TCP/IP) and networking technologies (X.25, frame relay, asynchronous transfer mode ("ATM")). Historically, large organizations have performed business-critical data processing predominantly on hierarchical, centralized computer systems, mainly IBM mainframe (legacy) systems. Wide area networks ("WANs") have been built to provide access to these systems and databases from geographically-dispersed branch offices. The CIMI Corporation, a market research firm, estimates that in 1996 legacy SNA traffic accounted for approximately 59% of total network traffic and will continue to account for approximately 54% of total network traffic in 1998 and 1999. More recently, intranets, LANs, internet access, video conferencing and other data applications have created a surging demand for increased network capacity. Companies are searching for methods to integrate traffic from legacy systems, LANs and single-point remote sites, as well as video and voice traffic, so that they can eliminate duplicate networks and reduce communication costs.

     Frame relay, an efficient, low-latency, packet switching technology, is enjoying rapid growth as a carrier-offered service due to its speed and economy, deployment flexibility and ability to combine incompatible protocols, such as SNA and TCP/IP, onto a single line resulting in reduced connectivity costs and network operational complexity. An additional benefit of frame relay is that it provides a smooth migration to ATM and other broadband switching services. According to Vertical Systems Group, a market research firm, worldwide revenues from new frame relay equipment sales were approximately $217 million in 1995 and are projected to grow at a five-year CAGR of 39.4% to approximately $1.1 billion by 2000.

     There is a rapidly increasing need for enterprise networking solutions that support a comprehensive range of legacy protocols and are able to consolidate legacy data, LAN, voice, fax and video applications over frame relay and other switching services. These solutions need to accommodate the continued reliance of financial institutions and other large branch networking organizations on existing legacy mainframe systems for mission-critical applications and the desire of such organizations to add network client/server computing without creating duplicate networks, thereby reducing telecommunications costs.

THE HYPERCOM SYSTEMS SOLUTION

     Hypercom has successfully deployed its core competencies in hardware engineering and manufacturing, software development and international operations to deliver comprehensive, end-to-end POS payment system solutions that maximize performance and minimize costs. As a result, Hypercom has emerged as a leading worldwide developer, manufacturer and supplier of high performance, comprehensive POS payment systems and sophisticated enterprise networking products.

     POS SYSTEMS

     The Company believes that its POS Systems business has the following key competitive advantages:

     TECHNOLOGY LEADER AND INNOVATOR. The Company has established itself as a technology leader and innovator in the electronic payments industry by developing a number of state-of-the-art POS payment terminals and peripheral products, transaction networking products and transaction processing software. Since the introduction of POS payment terminals in the early 1980s, Hypercom has delivered a series of innovations, such as fast-dial techniques, SDLC terminals, bit-map message formats, dual-track card readers and on-line terminal management. The Company also introduced technology that reduced transaction response times from 20 seconds to less than 10 seconds, which has resulted in substantial savings for Hypercom customers and better service to consumers. Hypercom has developed a comprehensive base of terminal and networking technologies that will enable it to remain a leading innovator in the POS payment systems market.

     COMPREHENSIVE POS PAYMENT SYSTEMS PROVIDER. The Company differentiates itself from its competitors by developing, manufacturing and providing complete, end-to-end POS payment system solutions. With its POS payment terminal technology, networking hardware and software, client/server software and low-cost chip card, the Company is a systems-level supplier. Most competitors offer only certain components of a POS payment system. In contrast, Hypercom products offer comprehensive payment systems, enabling seamless integration and interoperability with other Hypercom or competitors' products.

     LOWER TOTAL COST OF OWNERSHIP. The Company designs its products to provide customers with a lower total cost of ownership, enabling Hypercom products to command premium pricing. The Company's core products typically feature multi-functionality, robust construction, scalabilty to facilitate system growth and ready upgradeability to accommodate new technological developments that can extend product life. The Company's technologically advanced, easy-to-use products also provide faster transaction processing times, reduce the time and costs needed to train merchant personnel who operate Hypercom products and ensure the secure transmission of financial transactions.

     INTERNATIONAL EXPERIENCE AND GLOBAL PRESENCE. The Company has been selling its products in international markets for nearly 20 years and currently sells its products in more than 50 countries. According to The Nilson Report, the Company has the second largest installed base of POS terminals in the U.S. and worldwide, and the largest installed base in Latin America and Asia/Pacific. The Company has gained significant expertise in adapting to local customs, addressing local regulatory, certification and telecommunications requirements and establishing key partnering arrangements with local distributors and resellers. Further, because the Company's products incorporate advanced communications technology, the Company believes that its POS payment systems perform better than its competitors' products in less developed telecommunications environments, most of which support only earlier generations of communications protocols.

     INTEGRATED DESIGN AND PRODUCTION. The Company designs, develops and manufactures substantially all of its products in-house, enabling it to control the product development process at all levels. In addition, the Company works closely with its customers, distribution channels and related industry participants to identify products that respond to market needs. Company officials actively engage in standards-setting efforts and participate in a wide variety of user groups and industry forums to facilitate product identification and development efforts. The Company believes that its integrated approach to product identification, development and manufacturing will continue to reduce research and development costs and time to market and facilitate its manufacture of high quality products at low cost.

     NETWORK SYSTEMS

     Hypercom Network Systems has leveraged its extensive branch networking expertise in POS payment systems to develop, manufacture, market and support a family of flexible, stackable, multi-service switch/routers under the trade name Integrated Enterprise Network. The Company believes that its Network Systems business has the following key competitive advantages:

     TECHNOLOGICALLY ADVANCED, MULTI-SERVICE ARCHITECTURE. Hypercom's IEN products feature a modular and distributed processing architecture, which supports legacy and client/server environments and multiple traffic types. Each IEN device incorporates a switch, router, Frame Relay Assembler/Disassembler ("FRAD"), protocol converter, dial back-up unit and Channel Service Unit/Data Service Unit ("CSU/DSU"), and performs data compression and encryption. These products support all WAN services critical for global networking, including frame relay, X.25 and ISDN, enabling networks to capitalize on the lowest available telecommunications tariffs. IEN products integrate legacy data, LAN, voice, fax and video applications over a single network. The benefits of IEN products include reduced telecommunications costs through the elimination of duplicate networks, consolidation of customer premises equipment, common management interface, optimized network performance, added reliability and system integrity for mission-critical applications.

     EXTENSIVE LEGACY EXPERTISE. Due to the pervasiveness of legacy systems throughout enterprise networks, Hypercom's support of legacy systems provides a distinct advantage over router vendors whose products are based on IP technology. As additional types of traffic are added to the network, voice and video in particular, Hypercom's expertise and range of options for legacy protocols will be increasingly valuable to users in preserving their financial investments, and ensuring data security and reliability associated with legacy systems. The comprehensive range of legacy protocols supported by Hypercom's IEN products include SNA/SDLC, 3270 Bisync, 2780/3780 Bisync, Burroughs Poll Select, X.25 and asynchronous protocols.

BUSINESS STRATEGY

     The Company's objective is to become the leading worldwide provider and innovator of POS payment system solutions. In addition, the Company is leveraging the extensive technical capabilities of its networking and software products to become a leading supplier in the enterprise networking market, particularly for branch networking applications. To achieve these objectives, the Company is pursuing the following key strategies:

     EXTEND TECHNOLOGY LEADERSHIP. The Company historically has dedicated substantial resources to maintaining technological superiority over its competitors and intends to continue its leadership in technology by introducing cost-effective, innovative products that will facilitate the continued acceptance of electronic payment media, including new programs and services as they are developed. For example, the Company currently is developing next-generation, multi-functional, portable POS payment terminals which will incorporate improved user interface functionality with enhanced graphic displays and improved security features. By continuing its technology leadership in the electronic payments industry, the Company believes it can increase its market share as emerging technology trends, such as EBT, smart cards, stored value cards and others, create new opportunities in the POS payment systems market.

     EXPLOIT INTERNATIONAL EXPERTISE. A number of international markets present substantial growth opportunities, such as those in Eastern Europe, China and Russia. Many of these markets are only beginning to build their electronic transaction infrastructure, while others, such as those in Western Europe, have a well-developed infrastructure and are beginning to take advantage of reduced costs afforded by Hypercom products. In addition, the Company believes that its POS payment systems, which have advanced telecommunications technology, perform better in less developed telecommunications environments than competitors' products. The Company believes there is a substantial opportunity to exploit its international expertise to sell its products in emerging markets, and intends to aggressively target these new markets and other markets which it has only recently begun to serve, such as Europe.

     CAPITALIZE ON RETOOLING OF POS PAYMENTS INFRASTRUCTURE. The Company intends to capitalize on and influence emerging electronic payment technologies through recently introduced products and products under current development. These products include (i) the Pinnacle Server Environment, client/server software applications that provide front-end adaptation capability to host systems, (ii) Network Terminals, a range of innovative client/server terminal products that can accommodate greater functionality at low cost, (iii) ChipStripe, a new low-cost chip card that supports credit, debit and loyalty applications with improved security, (iv) Interactive Customer Equipment, a family of easy-to-operate, touch-screen terminals that allows cardholder-activated magnetic stripe and chip card transactions in a variety of stationary and mobile venues and (v) faster modem speed capability in POS payment terminals to reduce telecommunications costs. The Company also is developing a range of network-based transaction software that will process Internet transactions, as well as transactions over private networks. The Company believes that the changes necessitating the anticipated retooling of the installed POS terminal base and the products it has developed or has under development to address these changes present a substantial opportunity for Hypercom to increase sales and market share.

     PROVIDE COMPLETE, END-TO-END POS PAYMENT SYSTEMS. The Company believes that it is the only single source provider of complete, end-to-end POS payment system solutions. The Company also believes that customers prefer to purchase from a single supplier that can support a complete system to ensure seamless interoperability among key components, particularly in a rapidly changing environment in which new functionality often is added. The Company's ability to provide end-to-end solutions is a particularly strong competitive advantage in international markets in which network infrastructures are typically less well-developed and complete system sales occur more frequently. The Company's products under development, which cover a broad range of compatible POS system components, reflect its continuing commitment to providing comprehensive systems solutions.

     LEVERAGE POS NETWORK EXPERTISE INTO ENTERPRISE BRANCH NETWORKING
MARKET. In recent years, the Company has leveraged its POS network expertise to develop enterprise networking products that address the needs of electronic payment processors and other enterprises that have substantial branch networking requirements, such as financial institutions and retailers. The Company continues to differentiate its enterprise networking products through superior functionality and versatility, and the integration of legacy data, LAN, voice, fax and video traffic over a single line. The Company intends to increase the marketing of these technological advantages through its growing direct and indirect networking products sales force to achieve a leadership position in the enterprise branch networking market.

     ENHANCE BRAND AWARENESS THROUGH INCREASED MARKETING AND DISTRIBUTION. The Company intends to enhance brand awareness by (i) enlarging its direct sales staff, (ii) securing additional distributors in emerging markets, such as Eastern Europe, China and Russia, and in markets the Company currently serves,
(iii) enhancing training programs for resellers and assisting them in identifying sales opportunities, (iv) expanding its participation in industry forums and conferences, (v) increasing print advertising in industry publications and (vi) continuing to develop product and sales training literature. Training programs, marketing materials and print advertising will emphasize the Company's competitive advantages, particularly its technology leadership and unique ability to provide end-to-end POS payment system solutions.

PRODUCTS AND SERVICES

     POS PAYMENT SYSTEMS

     The Company's POS payment systems are comprised of a comprehensive range of
(i) POS terminals and peripherals, (ii) POS network products, which provide efficient, accurate and fast transaction transport and (iii) software products, including terminal application software and terminal management software, that enable remote and automated downloading of terminal application software. This comprehensive range of products provides Hypercom customers with turn-key capability to supply high performance, end-to-end POS payment system solutions to merchants and consumers.

     TERMINALS AND PERIPHERALS. The Company's terminal products include stand-alone terminals, compact terminals that have integrated printers and wireless terminals for specific industry applications, such as automobile rental, restaurants and temporary merchant locations. The Company's terminal products are designed for use with magnetic-stripe cards, such as typical credit, debit or charge cards, as well as with smart or chip cards. Terminal functionality ranges from routine tasks, such as credit or debit authorization, electronic draft capture and electronic batch submission and settlement, to high level functions, such as customer loyalty programs, eligibility checking for health insurance or government benefits and time and attendance data collection reporting. These products feature a modular design to allow for easy upgrading as new technologies become available.

     The principal peripheral products that interface with Hypercom terminals include printers, personal identification number entry devices (known as PIN pads), signature capture devices and communications products. Printers enable printing of customer receipts. PIN pads allow acceptance of magnetic-stripe and chip card-based debit cards and other forms of payment requiring a personal identification number, and allow for support of customer-activated stored value. The Company's S7 PIN Pad can be connected to any Hypercom T Series terminal, turning it into a full-feature debit or combined debit and data capture terminal. Hypercom's S7 and S8 line of PIN pads provide a range of hardware and software features that ensure encryption-key and PIN security. In addition, Hypercom offers the CS7GC Signature Capture PIN Pad, which enables cost-effective digital capture and storage of signature information for credit card transactions.

     The following table describes some of the Company's POS terminal and peripheral products:

                        TERMINAL AND PERIPHERAL PRODUCTS

-------------------------------------------------------------------------------------------
              PRODUCT                                   DESCRIPTION
-------------------------------------------------------------------------------------------
  T7P Point-of-Sale Terminal         Full-function, low-cost terminal with replaceable
                                     integrated printer; supports retail, restaurant,
                                     lodging, and auto rental industries
-------------------------------------------------------------------------------------------
  T77x Integrated Printer
     Terminal                        Terminal family with integrated high performance
                                     printer
-------------------------------------------------------------------------------------------
  T7E Terminal                       Stand alone, high performance terminal compatible
                                     with P8 Printer
-------------------------------------------------------------------------------------------
  T7Q Qwerty Keyboard Terminal       Enhanced graphic display allows for more complex,
                                     transaction-based point of sale; supports medical
                                     and banking industries
-------------------------------------------------------------------------------------------
  T7GQ Qwerty Keyboard Terminal      Allows simple entry of alpha data and is
                                     especially suited for medical eligibility
                                     verification and claims processing
-------------------------------------------------------------------------------------------
  T7PRA Wireless Terminal            Fully-integrated terminal using AMPS cellular
                                     communications
-------------------------------------------------------------------------------------------
  T7PRC Wireless Terminal            Convenience of integrated printer and wireless
                                     operation capability; supports temporary location
                                     merchants, such as special events and kiosks, and
                                     mobile services, such as delivery vans and taxis
-------------------------------------------------------------------------------------------
  T7GE Graphic Display Terminal      Uses familiar and intuitive ATM format designed to
                                     support hotel/motel and oil/gas industries
-------------------------------------------------------------------------------------------
  S7 PIN Pad                         High performance, secure PIN pad with optional
                                     magnetic-stripe and chip-card reader
-------------------------------------------------------------------------------------------
  S8 PIN Pad                         Low-cost, secure PIN pad
-------------------------------------------------------------------------------------------
  P8 Printer                         High-speed, bi-directional printer with sprocket
                                     or friction feed
-------------------------------------------------------------------------------------------

     POS NETWORK PRODUCTS. The Company's POS network products consist of a family of Network Access Controller ("NAC") products, which facilitate transaction delivery from the point of sale to processors of electronic payments. NACs are intelligent communications products which provide a wide range of digital and analog interfaces, line concentration, protocol conversion, data concentration, transaction routing, backup transmission paths and multiple device interface capabilities that allow access to high-performance data communications networks. Hypercom recently introduced the MiniNAC2, which connects automated teller machines, POS terminals and peripherals and PCs or in-store controllers to existing hosts utilizing standard dial access services.

     The following table provides a description of the Company's NAC products:

                           NETWORK ACCESS CONTROLLERS

--------------------------------------------------------------------------------------------
   PRODUCT                      FEATURES                          INDUSTRIES SERVED
--------------------------------------------------------------------------------------------
  MiniNAC      Low-cost, compact network access               Retail
               controller, performs protocol conversion       Lodging
               for dial networking or ATM dial operations;    Multi-lane retail
               has internal 28.8 kbps modem; applications     Restaurant
               include store LAN controller, protocol
               converter, retail concentrator and ATM dial
               adapter
--------------------------------------------------------------------------------------------
  Stack-M      High performance, stackable network access     Retail
               controller, performs protocol conversion       Multi-lane retail
               for dial networking or ATM dial operations;    Casino
               has internal 28.8 kbps modem; applications
               include store LAN controller, protocol
               converter, retail concentrator and ATM dial
               adapter; has ISDN capability
--------------------------------------------------------------------------------------------
  NAC-1        Single-slot network access controller which    Retail
               supports a broad range of data                 Lodging
               concentration interfacing, protocol            Multi-lane retail
               conversion and transaction routing             Restaurant
               functions through a combination of plug-in
               cards
--------------------------------------------------------------------------------------------
  NAC-6        Six-slot network access controller which       Retail
               supports a broad range of data                 Lodging
               concentration interfacing, protocol            Multi-lane retail
               conversion and transaction routing             Restaurant
               functions through a combination of plug-in     Electronic transaction
               cards                                            processing
--------------------------------------------------------------------------------------------
  NAC-16       Sixteen-slot network access controller         Retail
               which supports a broad range of data           Lodging
               concentration interfacing, protocol            Multi-lane retail
               conversion and transaction routing             Restaurant
               functions through a combination of plug-in     Electronic transaction
               cards                                            processing
--------------------------------------------------------------------------------------------
  MegaNAC      Sixteen-slot, high performance, digital        Retail
               (T1/E1) network access controller which        Lodging
               supports a broad range of data                 Multi-lane retail
               concentration interfacing, protocol            Restaurant
               conversion and transaction routing             Electronic transaction
               functions through a combination of plug-in       processing
               cards
--------------------------------------------------------------------------------------------

     SOFTWARE PRODUCTS. The three principal categories of the Company's software products are terminal application software, terminal management software and transaction processing software.

     Terminal Application Software. The Company works closely with its clients to develop standard and customized applications that operate on Hypercom terminals. To date, the Company has developed over 80 terminal software applications, ranging from entry-level credit and debit solutions to complex systems that support a comprehensive range of electronic payment and medical transaction functions. Among these software applications are specialized applications for specific markets such as lodging, restaurants, multi-lane retail and health care.

     Terminal Management Software. Every terminal application software program produced by the Company has a management and control module that interacts with the Company's Term-Master Terminal Network Management System. Term-Master is designed to provide mission-critical functionality to users of

Hypercom's T Series terminals. Term-Master is the basis for an integrated terminal management approach that supports multiple merchant locations, remote and automated downloading of terminal application software, multiple application software management, merchant terminal set-ups, performance monitoring and on-line diagnostics.

     Transaction Processing Software. The Company's EFT-Master family of software products automates payment and other transactions. EFT-Master includes a range of applications which provide low volume financial transaction processing on PC and client/server platforms. EFT-Master supports electronic transaction processing, chip-card based loyalty applications, transaction message formatting, transaction routing, electronic data capture and settlement and card database authorization.

     ENTERPRISE NETWORKING PRODUCTS

     The Company's IEN products consist of a modular family of multi-service switch/routers that enable the integration of business-critical legacy data, LAN, voice, fax and video traffic transmitted among central and remote locations, allowing enterprises to eliminate duplicate networks and facilitate migration to cost-effective switched services. Each IEN device incorporates a switch, router, FRAD, protocol converter, dial back-up unit and CSU/DSU, and performs data compression and encryption.

     IEN is a modular system consisting of base chassis with plug-in cards. Plug-in cards support a range of functions, including ISDN BRI, V.32 bis/V.34 dial backup, DSU 56/64 kbps, data compression and encryption, dual V.35 uplink, T1/E1 interface, 4-port voice card, 2 channel serial user or WAN interface card and single RS232C/V.24 serial I/O.

     The following table describes the Company's plug-in cards:

                                 PLUG-IN CARDS

------------------------------------------------------------------------------------------
    CARDS                                    DESCRIPTION
------------------------------------------------------------------------------------------
  CID15        Low-cost single RS232, V.35 port
------------------------------------------------------------------------------------------
  CIM15        Low-cost dial back-up V.22 bis/V.32/V.34 modem
------------------------------------------------------------------------------------------
  CID61        High performance serial card w/RS232, V.35 modem with ISDN-PRI
------------------------------------------------------------------------------------------
  CID63        Dual port multi-function card which supports the following plug in modules:
               RS 232; V.35; V.32 bis/V.34 modem; 56/64 kbps DSU; ISDN-BRI; Ethernet
               LAN interface; PCM V.22 bis modem; Data compression; DES encryption
------------------------------------------------------------------------------------------
  LET61        High performance Ethernet router card
------------------------------------------------------------------------------------------
  LTR61        High performance token ring router card
------------------------------------------------------------------------------------------
  DTC11        Digital TI/EI digital interface; TDM MUX/switch CSU
------------------------------------------------------------------------------------------
  DLA14        Analog voice interface with four port voice/fax card
------------------------------------------------------------------------------------------

     Chassis are available in various sizes as described in the following table:

                           CHASSIS FOR PLUG-IN CARDS

  ------------------------------------------------------------------------------------------
                NUMBER
                  OF
    MODEL       SLOTS                                 DESCRIPTION
  ------------------------------------------------------------------------------------------
   IEN2000         2       Small branch/remote locations; ATM expansion capability
  ------------------------------------------------------------------------------------------
   IEN3000         6       Regional and remote locations
  ------------------------------------------------------------------------------------------
   IEN4000         8       Regional and large remote locations
  ------------------------------------------------------------------------------------------
   IEN5000        16       Data center/regional locations
  ------------------------------------------------------------------------------------------
   IEN6000        16       Data center/regional locations; ATM expansion capability
  ------------------------------------------------------------------------------------------

     The Company also offers the IEN500, a single-slot chassis which supports two configurations: 2 WAN and 1 serial port and 1 WAN and 2 serial ports. IEN products work with all WAN services critical for global networking, including X.25, ISDN, frame relay and others, using them cost-effectively to capitalize on the lowest available telecommunications tariffs. These products also support a comprehensive range of legacy protocols, including SNA/SDLC, 3270 Bisync, 2780/3780 Bisync, Burroughs Poll Select, X.25 and asynchronous protocols.

     The Company also provides software applications that centralize management, automate routine tasks and integrate with clients' existing network management environments. Hypercom's IENView software is a suite of standards-based applications that allow users to manage their networks from a single integrated console. IENView software provides applications for enterprise and switched internetwork management, remote monitoring, device management, simulation-based planning and problem-solving and performance analysis.

     SERVICES

     The Company provides a broad range of services related to its POS payment systems and enterprise networking products. The Company provides consulting services (i) to assist with strategies and alternatives for POS payment systems,
(ii) to assist in the design, installation, integration and management of POS payment systems and (iii) to design customized software applications, and deployment, training, technical assistance and maintenance services for its products.

PRODUCTS UNDER DEVELOPMENT

     The Company currently is developing a number of significant new products that are anticipated to be introduced in fiscal 1998. These new products include the following:

     NEW TERMINAL SYSTEMS. The Company plans to introduce its Interactive Customer Equipment ("ICE") terminal system beginning in the second fiscal quarter of 1998. Designed to meet evolving merchant and consumer preferences, ICE employs user-friendly, touch-screen technology which facilitates the implementation of new customer loyalty programs, marketing communications and other POS services. ICE will enable delivery of video messages from service providers to cardholders at the point of sale, similar to messages displayed on today's bank automated teller machines. ICE will support chip cards, PIN pad functions, complex transaction selection and electronic signature capture, and can be equipped with battery and internal wireless capability to provide a portable terminal solution for use in automobile rental company parking lots, restaurants and numerous other business locations where portability is essential. In addition, the Company is developing the Network Terminal, which utilizes the client/server computing model, and moves intelligence away from the retail counter and onto centralized servers that can be more easily maintained and upgraded at lower costs, and the Q7 POS Terminal, which is a multi-lane terminal that connects to electronic cash registers and existing POS payment systems. The Company is developing peripheral products for use with this new generation of terminals, including printers, modems and secure access module expansion, and external wireless and connectivity modules.

     PINNACLE SERVER ENVIRONMENT. The Company's Pinnacle Server Environment ("Pinnacle") will consist of a family of client/server applications that support a wide range of front-end functions for electronic payment processors. Initial installations of certain Pinnacle applications are in process in certain international markets. The Company believes that traditional static host systems are well-suited for processing the relatively simple core financial transaction, which debits the "from account" and credits the "to account" by the transaction amount, but are ill-suited for processing value-added applications, such as customer loyalty programs, stored value and other functions. Pinnacle will serve as an adaptation layer between a changing POS environment and the rigid mainframe host. Pinnacle permits customers to readily upgrade their POS payment systems to support new functions and payment modes without the need to change or replace their expensive mainframe host system. Because Pinnacle is client/server-based, these upgrades are seamless and less expensive than modifying the mainframe host system to support new functions and payment modes.

     Pinnacle will be initially comprised of the following servers: (i) Pinnacle Financial Server, which will perform transaction data capture reformatting and routing, (ii) Pinnacle Token Tracking Server, which will service merchant loyalty programs, (iii) Pinnacle Network Terminal Server, which will service Hypercom's Network Terminals, (iv) Pinnacle Signature Server, which will perform electronic signature capture and retrieval functions, (v) Pinnacle Chip Server, which will perform customized chip card applications and provide chip-based security and authentication and (vi) Pinnacle Communications Server, which will enhance networking and routing.

     CHIPSTRIPE. The Company has developed a low-cost chip card, marketed under the name ChipStripe, which provides a cost-effective and secure alternative to today's magnetic stripe-based debit and credit cards. Chip cards, such as ChipStripe, enhance security because they are harder to counterfeit and embed user identification information. Fully-embedded ChipStripe cards will cost approximately $1 per card, substantially lower than the current cost of other chip cards. The Company believes that ChipStripe's low cost will encourage financial institutions to use chip cards for fraud detection and customer loyalty programs.

     INTERNET COMMERCE. In response to the growing interest in Internet commerce, the Company is developing a family of network-based software that will operate over the Internet, as well as over private networks, whether legacy or IP-based, including low-speed, packet networks that still dominate the banking industry. This software is expected to enable Internet-based information, banking and electronic commerce functions to be accessed via any standard browser, as well as certain legacy software architectures.

CUSTOMERS

     Hypercom POS Systems' customers are predominantly large domestic and international financial institutions, electronic payment processors, independent service organizations ("ISOs") and resellers. These customers generally have substantial POS payment system requirements. Representative direct and indirect POS customers include American Express Company, BA Merchant Services, Inc., Banamex, CrediCard Brazil, First Data Merchant Services, General Electric Capital Corporation, National Bank of Australia and Wells Fargo Bank, N.A. In any given year, select customers may account for a significant percentage of net revenue. Although no one customer accounted for more than 10% of the Company's net revenue in fiscal 1997, the two largest customers accounted for 19.5% of the Company's net revenue in fiscal 1997 and the five largest customers accounted for 33.6% of the Company's net revenue.

     Hypercom Network Systems' customers generally consist of large financial institutions, retailers, electronic payment processors, resellers and other enterprises that have substantial branch networking requirements spanning an average of 200 sites. Representative direct and indirect network customers include Alamo Rent A Car, Inc., American Express Company, AT&T Corp., First Data Merchant Services, The Home Depot, Inc., The Hong Kong and Shanghai Banking Corporation Group and Lucent Technologies, Inc.

     The Company places special emphasis on offering high-performance, technologically-advanced POS payment system solutions and enterprise branch networking products to enable its customers to gain market share in their respective industries. The following summarizes the end-to-end solutions the Company has provided to two of its significant customers.

     American Express. The Company's relationship with American Express began in 1983 in Australia, and the Company has been supplying American Express with POS terminals, peripherals and POS network products worldwide since that time. In 1987, the Company was awarded contracts to supply American Express with high-performance, custom-designed terminals and a U.S.-wide dial access network. The new terminals and the network represented a significantly advanced technology, manifested in reduced response times (from 20 seconds to 6 seconds) and increased reliability, resulting in substantially reduced operating costs. Subsequent network technology upgrades and the addition of new terminals ensured that the American Express terminal program remained one of the most advanced systems in the world. The Company's network technology also was adopted by AT&T Transaction Services and Transaction Network Services, Inc. for use in their third-party transaction delivery networks. These networks today handle a substantial portion of the dial POS transactions in the U.S. In June 1997, the Company signed a three-year, $25 million contract with American Express to supply POS terminals and printers to American Express customers worldwide. This contract consolidated American Express' POS equipment purchasing and was awarded after American Express evaluated numerous responses to a request for proposal issued in 1996. In addition, the Company was selected to provide service and support functions for American Express POS networks outside the U.S.

     HSBC Group. HSBC Group, whose founding member is The Hong Kong and Shanghai Banking Corporation Group, is one of the world's leading international banking and financial services organizations with over 3,000 offices in 71 countries. Major members of the HSBC Group include the Midland Bank of the United Kingdom, the Marine Midland Bank and the HSBC Banco Bamerindus of Brazil, as well as The Hong Kong and Shanghai Bank's extensive operations in Hong Kong, Asia, Canada, Australia and the Middle East. In April 1996, the Company was selected by the HSBC Group to supply a global frame relay network to support the HSBC Group's operations in 42 countries. Hypercom's IEN technology was chosen to provide both the frame relay backbone and the branch office access equipment solution. The HSBC Group's network supports a wide range of applications and technologies, including bank branch teller terminals and controllers, a global automated teller machine service, POS and card products terminals and client/server-based customer electronic banking service. Hypercom's IEN products were chosen because of the Company's demonstrated capability to support the wide range of protocols, access methods and applications required by such a diverse and widely distributed financial institution.

SALES, MARKETING AND DISTRIBUTION

     The Company sells its POS payment system solutions through its direct sales force and through independent third-party resellers, including financial institutions, electronic payment processors and service providers. The Company's domestic sales and marketing personnel, which consists of 24 persons located throughout the country, are managed from its Phoenix, Arizona headquarters. To support its international operations, which also are headquartered in Phoenix, the Company has sales and support facilities in Miami (serving Latin America), Hong Kong, China, Singapore, Japan, Australia, Brazil, Chile, Argentina, Mexico, Hungary, Russia, the United Kingdom and France.

     The Company sells its enterprise networking products primarily through an 11-person direct sales force, distributors, value-added resellers and system integrators, who resell the Company's networking products along with other computer and communications equipment. Because the sale of networking products is highly technical, the sales cycle can be as long as 18 months. The technical nature of the sale also results in increased reliance on resellers who work closely with the Company's customers to identify the benefits that Hypercom enterprise networking products can provide to their businesses and support the Company's products locally.

     The Company's marketing programs include trade shows, press releases, press interviews, speaker engagements, training and technology seminars, sales collateral and white papers, print advertising, articles and newsletters supported by Hypercom's technical publications group.

     For a description of operating profit or loss attributable to each of the Company's industry segments and information relating to geographic areas and export sales, see the Consolidated Financial Statements and

Notes thereto included elsewhere in this Prospectus. For information relating to the Company's backlog, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Backlog."

CUSTOMER SERVICE AND SUPPORT

     The Company believes that it has established a reputation for manufacturing high quality, reliable products and for providing excellent service and support for its products. Through its facilities in Phoenix, Arizona, the Company provides pre- and post-sales consulting, application software development and support, installation services, customer support and comprehensive repair facilities for its products. The Company also supports its enterprise networking products through remote access to customer installations. Remote access is accomplished either through a dial-up network connection directly to a customer's installation or through a modem connection to the central part of the customer's system. This connection allows Company support personnel to analyze and correct installation and configuration problems remotely. Field support engineers are available to assist with customer emergencies, and third-party field personnel provide additional support for the Company's products.

     The Company provides a five-year warranty on its POS terminal products and one to five-year warranties on other products. The Company has not incurred significant warranty expense to date. The Company believes that its five-year warranty on POS terminal products has contributed significantly to its reputation for manufacturing high quality, reliable products, and that this warranty results in a lower total cost of ownership than competitors' products.

MANUFACTURING

     The Company's principal manufacturing facility is located in Phoenix, Arizona, where the Company manufactures both POS payment systems and enterprise networking products. The Company also manufactures POS products at its facilities in Brazil, and certain POS payment systems are manufactured by a contract manufacturer in China. The Company also relies on certain third-party suppliers for certain components of its POS payment system products.

     The Company's enterprise networking products are manufactured and assembled at its Phoenix facility, as well as by a contract manufacturer. The Company also manufactures certain networking product components in Australia and other components are manufactured by various third parties, including its contract manufacturer.

     To control product costs, the Company centrally manages its material requirements planning and bills of material from its Phoenix facility on an integrated computer system, which is networked to all Hypercom manufacturing centers. By managing its purchasing centrally, the Company is able to obtain discounts on volume purchases. The Company also maintains sufficient flexibility in its purchasing to allow it to take advantage of favorable pricing in regional markets. Central management of purchases also assists the Company in ensuring quality control of components used in its products.

RESEARCH AND PRODUCT DEVELOPMENT

     Since its inception, the Company has made substantial investments in research and development. With respect to its POS payment system products, the Company's development efforts are focused on products that support new technologies and payment products emerging in the electronic payments industry. With respect to enterprise networking products, the Company's efforts are focused on developing new capabilities to support real-time integrated data, voice and multimedia communications. The Company works closely with its customers to define new product concepts and identify emerging applications for its products. Development projects are evaluated through a management review process and assigned to the Company's development centers based upon the potential value of the target markets, as well as the technology, manpower and engineering expertise requirements.

     The Company designs and develops all of its products and incorporates, where appropriate, technologies from third parties and those available in the public domain. The Company's product development units for both POS payment system products and enterprise networking products are headquartered in Phoenix, Arizona. Development staffs also are located in Australia, Hong Kong, Singapore, Brazil, Russia and the United Kingdom. The Company maintains a separate development group dedicated to electronic commerce transaction software which is located in Australia, where it benefits from certain research and experimentation tax credits.

     The markets for the Company's products are characterized by changing technology, evolving industry standards and frequent product introductions. Management believes that the Company's future success depends in large part upon its ability to continue to enhance its existing products and to develop new products. The Company is dedicated to complying with industry standards and supporting important new standards as they emerge.

     At September 30, 1997, 290 employees of the Company were engaged in research and product development, including 257 in POS payment systems development and 33 in enterprise networking systems development. In 1997, 1996 and 1995, the Company's research and development expenditures were $12.9 million, $8.5 million and $5.4 million, respectively. To date, all of the Company's research and development costs have been expensed as incurred. The Company expects that it will continue to expend substantial resources on research and product development.

COMPETITION

     The markets in which the Company operates are highly competitive and are becoming increasingly competitive. With respect to its POS payment system products, the Company competes primarily on the basis of ease-of-use, product performance, price, features, quality, the availability of application software programs, the number of third-party network host and telephone system certifications it has obtained for its products and application programs, rapid development, release and delivery of software products and customer support and responsiveness. Software products compete on the basis of functionality, scalability, quality and support.

     Although the market for the Company's POS payment system products is competitive, the need for highly reliable and fully-certified software creates a barrier to entry by new competitors. For example, electronic payment processors have specific requirements that POS payment systems software must meet, including requirements relating to security, host communications and message format. Accordingly, POS terminal devices must accurately capture information required to process the transaction, package this information, transmit it to the processor's host system in the specified format and receive the host system's response. Each processor has its own unique requirements that require the development of different software applications and the successful completion of a lengthy certification process. As a result, to compete effectively, competitors must be able to develop software applications compatible with the diverse requirements of numerous processors of electronic transactions and that satisfy the diverse certification standards of these processors. The Company's primary competitor in the POS payment systems market is VeriFone, Inc., which was recently acquired by Hewlett-Packard Company.

     With respect to its enterprise networking products, the Company competes primarily on the basis of product features, quality, flexibility, reliability, scalability and interoperability. The market for the Company's enterprise networking products is intensely competitive and is characterized by rapid technological development. The Company's competitors with respect to networking products include (i) internetworking companies, such as Cisco Systems, Inc., 3Com Corporation and Bay Networks, Inc., (ii) FRAD providers, such as Sync Research, Inc., Motorola Information Systems Group, and Netlink, Inc. and (iii) circuit management providers, such as Visual Networks, Inc. and NetScout Systems, Inc. The Company expects that the number of competitors in both the POS payment systems and enterprise networking systems markets will grow due to the growth opportunities in both markets.

     Many of the Company's current and potential competitors have significantly greater financial, technical and marketing resources than the Company, as well as better name recognition and a larger customer base than the Company. As a result, they may be able to devote greater resources to the development, promotion, sale and support of their products than the Company. The Company often faces additional competitive factors in foreign countries, including preferences for national vendors and difficulties in obtaining necessary certifications and in meeting the requirements of government policies.

PROPRIETARY RIGHTS

     The Company's success is dependent upon its proprietary technology. The Company relies upon copyrights, trademark and trade secret laws and more recently upon patent law protection, to establish and maintain its proprietary rights in its technology and products.

     The Company currently does not hold any issued patents in the U.S., but does have three patent applications pending. The Company has received a notice of allowance and anticipates that it will obtain a patent in early 1998 for its pending patent application relating to a POS terminal configured with a substantial portion of its functionality at a remote processor. The Company's second pending patent application relates to the Company's replaceable printer mechanism which has been instituted by Hypercom in its integrated POS terminals containing a printer. The third patent application relates to the use of a smart card in conjunction with a personal computer which uses the floppy drive as an interface device. The Company has taken steps necessary to pursue patent protection for these three patent applications in a number of foreign countries.

     The Company has U.S. federal registration for its "Hypercom" trademark. In addition, the "Hypercom" trademark is registered in 17 foreign countries with registration pending in 11 additional countries. In addition to the registered trademark of the Hypercom(R) name and logo, the Company has obtained U.S. federal registrations for the following trademarks: MEGANAC(R), MININAC(R), MINIROUTER(R), TERM-MASTER(R), VIRTUAL MAPPED SNA(R) and VIRTUAL POS(R). The Company's trademark applications for U.S. registration include: QUIX(TM), TOKEN TRACKING SYSTEM(TM), VIRTUAL TERMINAL(TM), CHIPSTRIPE(TM) and INTEGRATED ENTERPRISE NETWORK(TM).

     The Company embeds copyright notices in its software products advising all users that the software is owned by Hypercom. The Company also places copyright notices on documentation related to these products. The Company routinely relies on contractual arrangements to protect its proprietary software programs, including written contracts prior to product distribution or through the use of shrink wrap license agreements. The Company typically does not obtain federal copyright registrations for its software.

     There can be no assurance that others will not develop products or technologies that are equivalent or superior to those of the Company, or that any patents, copyrights, confidentiality agreements and internal safeguards upon which the Company relies will be adequate to protect its interests.

GOVERNMENT REGULATION

     The Company's products must meet industry standards, such as those imposed by VISA and MasterCard, and receive certification for connection to certain public telecommunications networks prior to their sale. In the U.S., the Company's products must comply with various regulations defined by the FCC and Underwriters Laboratories. Internationally, the Company's products must comply with standards established by telecommunications authorities in various countries, as well as with recommendations of quasi-regulatory authorities and standards-setting committees. In addition, public carriers require that equipment connected to their networks comply with their own standards, which in part reflect their currently installed equipment. Some public carriers have installed equipment that does not fully comply with current industry standards, and this noncompliance must be addressed in the design of the Company's enterprise networking products. Any future inability to obtain on a timely basis or retain domestic or foreign regulatory approvals or certifications or to comply with existing or evolving industry standards could have a material adverse effect on the Company's business, operating results and financial condition. In addition, rates for public telecommunications services, including features and capacity of such services, are governed by tariffs determined by carriers and subject to regulatory approval. Changes in these tariffs could have a material adverse effect on the Company's business, operating results and financial condition.

     The Company's operations are subject to various state, federal and international laws governing, among other things, occupational health and safety, minimum wages, overtime, retirement plans and profit-sharing and severance payments, and the use, storage, handling and disposal of certain chemicals used in the

Company's production processes. Although the Company believes that its operations comply in all material respects with such regulatory requirements, any failure to comply with applicable requirements, or the adoption of new regulations or changes in existing regulations, could impose additional compliance costs on the Company, require a cessation of certain activities or otherwise have a material adverse effect on the Company's business, operating results and financial condition.

EMPLOYEES

     At September 30, 1997, the Company employed 976 persons, including 414 in manufacturing, service and support, 143 in sales and marketing, 290 in engineering and 129 in finance and administration. Approximately 375 employees were in international locations.

     None of the Company's employees is represented by a labor union, and the Company considers its relations with its employees to be positive. The Company has experienced no work stoppages.

     Competition for technical personnel in the Company's industry is intense. To date, the Company has been successful in recruiting and retaining qualified employees, but there is no assurance that it will continue to be successful in doing so in the future. The Company's future success depends in part on its continued ability to hire, assimilate and retain qualified personnel.

PROPERTIES

     The Company's principal administrative, assembly and warehouse facilities are located in Phoenix, Arizona, where it owns an approximate 84,000 square foot building and leases an adjacent 23,800 square foot building. The lease expires on August 31, 2011. In addition, the Company recently purchased a 10.4 acre lot adjacent to this facility. The Company expects that a portion of the proceeds of the Offering will be used to expand the Company's manufacturing, warehouse and corporate facilities. The Company intends to expand the Company's manufacturing facility to increase manufacturing and warehouse space and construct a new building that will house Hypercom Network Systems and the Company's corporate headquarters. See "Use of Proceeds."

     The Company leases an approximate 20,000 square foot facility in Sydney, Australia, and an approximate 17,000 square foot facility in Brazil. In addition, the Company maintains an approximate 12,400 square foot warehouse facility in Phoenix under a lease that expires on December 31, 2002. The Company also leases office space in Arizona, Florida, Georgia, Maryland, Hong Kong, China, Singapore, Japan, Chile, Argentina, Mexico, Russia, Hungary and the United Kingdom, all of which are dedicated primarily to sales and support. The Company believes that its facilities are adequate for its operations as now conducted and, upon completion of the expansion of its Phoenix, Arizona corporate and manufacturing facilities, will be sufficient for the foreseeable future.

LEGAL PROCEEDINGS

     From time to time, the Company is subject to claims and litigation incident to its business. As of the date of this Prospectus, there is no material legal proceeding to which the Company is a party.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the Company's current directors, persons nominated to become directors immediately following the Offering, and executive officers.

                NAME                   AGE                POSITION WITH THE COMPANY
-------------------------------------  ----    -----------------------------------------------
George Wallner.......................    46    Chairman of the Board of Directors
Albert A. Irato......................    59    Vice Chairman of the Board of Directors, Chief
                                               Executive Officer and President of the Company
                                               and Chief Executive Officer and President of
                                               Hypercom U.S.A., Inc.
Paul Wallner.........................    43    Vice Chairman of the Board of Directors of the
                                               Company and President of Hypercom Network
                                               Systems
Jairo Gonzalez.......................    35    Vice Chairman of the Board of Directors of the
                                               Company and President of Hypercom International
Thomas E. Linnen.....................    51    Chief Financial Officer of the Company
William E. Fisher(1)(2)..............    51    Director Nominee
Peter J. Hart(1).....................    57    Director Nominee

---------------
(1) It is anticipated that Messrs. Hart and Fisher will serve as the initial members of the Compensation Committee of the Board of Directors upon their election as directors immediately following the Offering.

(2) It is anticipated that Mr. Fisher will serve as the initial member of the Audit Committee of the Board of Directors upon his election as a director immediately following the Offering.

     The business experience of each of the directors, director nominees and executive officers is set forth below.

     George Wallner has served as the Chairman of the Board of Directors since he founded the Company in 1978. Mr. Wallner also serves as the Company's Chief Technologist. Mr. Wallner received a degree in electrical and communications engineering from the Kando Kalmau Technical College of Budapest, Hungary. George Wallner is the brother of Paul Wallner.

     Albert A. Irato has served as Vice Chairman of the Board of Directors, Chief Executive Officer and President since October 1992. In addition, since October 1992, Mr. Irato has served as President and Chief Executive Officer of Hypercom U.S.A., Inc., a wholly-owned subsidiary of the Company responsible for POS operations in the U.S. and Canada. From 1985 until 1992, Mr. Irato served in various management capacities at American Express Corp. TRS, the travel related services division of American Express, most recently as Senior Vice President responsible for the merchant operations and POS and ATM networks and services. Mr. Irato also served as Chairman of the Board of the Electronic Funds Transfer Association headquartered in Washington, D.C. Mr. Irato currently serves on the Board of Directors of Continental Circuits Corp., a manufacturer of circuit boards. Mr. Irato holds a B.S. from Spring Hill College and an advanced management degree from the Darden School of the University of Virginia. Mr. Irato and Mr. Hart are brothers-in-law.

     Paul Wallner has served as a Vice Chairman of the Board of Directors since the Company was founded in 1978, and has served since 1995 as President of Hypercom Network Systems, the Company's operating division responsible for designing and manufacturing networking products. Mr. Wallner obtained his B.S. in business from a Hungarian state college and has over 20 years of experience in WAN/LAN system development and software integration for telecommunication applications. Paul Wallner is the brother of George Wallner.

     Jairo Gonzalez has served as Vice Chairman of the Board of Directors since July 1997, and has served since 1990 as President of Hypercom International, the Company's operating division responsible for international marketing, sales and distribution of POS payment systems. Mr. Gonzalez holds a B.A. in political science from the University of Oregon.

     Thomas E. Linnen has served as Chief Financial Officer since October 1996. Prior to joining the Company, Mr. Linnen was Vice President of Finance, Secretary, Treasurer and a Director of Continental Circuits Corp., a manufacturer of circuit boards. Mr. Linnen currently serves as a Director of Go-Video, Inc., a manufacturer of consumer electronic video products. Mr. Linnen received a B.S. in business administration from the University of Wisconsin and is a Certified Public Accountant.

     William E. Fisher has been nominated and has agreed to serve as a Director of the Company immediately following the Offering. Since its inception in 1993, Mr. Fisher has served as Director, Chairman of the Board, President and Chief Executive Officer of Transaction System Architects, Inc. ("TSA"), a developer of software products and services primarily focused on the electronic funds transfer market. From 1987 to 1993, Mr. Fisher served in various capacities at Applied Communications, Inc., a subsidiary of TSA, most recently as Chief Executive Officer. In addition, Mr. Fisher currently serves as a Director for BA Merchant Services, Inc., a provider of payment processing and related information products and services, and West Teleservices Corp., a provider of telecommunications services and products.

     Peter J. Hart has been nominated and has agreed to serve as a Director of the Company immediately following the Offering. Since 1996, Mr. Hart has served as a Director and Vice President of Express Card Systems, Inc., a sales company. From 1973 to 1996, Mr. Hart served in various capacities at Price Waterhouse LLP, most recently as Senior Tax Partner. Mr. Hart and Mr. Irato are brothers-in-law.

KEY EMPLOYEES

     The business experience of each of the Company's key employees is set forth below.

     Chris Alexander has served as Chief Operating Officer of Hypercom International since 1993. Prior to joining the Company, Mr. Alexander served as Vice President, Treasurer and Chief Financial Officer for the Lawrin Company, a manufacturer of lighting and lighting accessories, from 1992 to 1993. From 1988 to 1992, Mr. Alexander served as President and Chief Executive Officer of the Washington Manufacturing Company, a textile manufacturer. From 1982 to 1988, Mr. Alexander served as Administrative Vice President and Treasurer for Dataplex Corporation, a microfiche processing company. Mr. Alexander received his B.S. degree in industrial management from the Georgia Institute of Technology and his M.B.A. in Finance from Georgia State University.

     William A. Dowlin has served since July 1997 as President of Hypercom Manufacturing Resources, Inc., the Company's wholly-owned subsidiary responsible for all manufacturing operations. From 1991 to 1997, Mr. Dowlin served as Vice President of Manufacturing at Symbol Technologies, Inc., a manufacturer of bar code data transaction systems. From 1986 to 1991, Mr. Dowlin served as Vice President of Operations at National Computer Systems, a global information services company.

     Peter J. Stutsman has served as Secretary and General Counsel for the Company since 1995. Prior to joining the Company in 1994, Mr. Stutsman served from 1993 to 1994 as Manager of Contract Administration for Syntellect, Inc., a manufacturer of automated voice attendant equipment. From 1988 to 1993, Mr. Stutsman served as Senior Contract Administrator for McDATA Corporation, a manufacturer of computer-related products. Mr. Stutsman holds a B.S. degree in Accounting and a M.B.A. from Arizona State University, and received his law degree from Southwestern University School of Law. Mr. Stutsman is a member of the Arizona, California and Texas Bar Associations.

     Scott Tsujita has served as the Company's Treasurer and Vice President of Finance since 1993. From 1990 to 1993, Mr. Tsujita served as Senior Manager-Audit for Zolondek, Blumenthal, Greene, Freed & Strassels. From 1986 to 1990, Mr. Tsujita served as an Audit Manager for KPMG Peat Marwick LLP. Mr. Tsujita received his B.S. in accounting from the University of British Columbia and is a member of the American Institute of Certified Public Accountants and the State of Arizona State Board of Accounting.

SUMMARY OF EXECUTIVE COMPENSATION

     The table below sets forth information concerning the annual and long-term compensation for services rendered in all capacities to the Company during fiscal 1997 of those persons who were, at September 30, 1997, (i) the Chief Executive Officer of the Company and (ii) the other four most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"):

                                                                            LONG-TERM
                                                                           COMPENSATION
                                                                           ------------
                                   ANNUAL COMPENSATION                      SECURITIES
            NAME AND               -------------------    OTHER ANNUAL      UNDERLYING       ALL OTHER
       PRINCIPAL POSITION           SALARY     BONUS     COMPENSATION(1)     OPTIONS      COMPENSATION(2)
---------------------------------  --------   --------   ---------------   ------------   ---------------
George Wallner...................  $494,411   $156,500        $  --                 --        $11,711
  Chairman of the Board of
     Directors
Albert A. Irato..................   306,260     14,500           --            257,500             --
  Chief Executive Officer and
     President
Paul Wallner.....................   368,697    156,500           --                 --         17,680
  President of Hypercom Network
     Systems
Jairo Gonzalez...................   228,181         --           --          1,075,000             --
  President of Hypercom
     International
Thomas E. Linnen.................   104,461         --           --             81,250             --
  Chief Financial Officer

---------------
(1) The cost of certain perquisites and other personal benefits are not included because they did not exceed the lesser of either $50,000 or 10% of the total of the annual salary and bonus reported for the Named Executive Officer. See "Certain Relationships and Related Transactions" for information relating to advances made by the Company to certain of the Named Executive Officers.
(2) Amounts reflect contributions made by the Company's Australian subsidiary to a superannuation fund. This superannuation fund was dissolved by the Company in fiscal 1998 and the funds were distributed to the participants.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information regarding stock options granted during fiscal 1997 to the Named Executive Officers:

                                                                                       POTENTIAL REALIZABLE
                                                                                         VALUE AT ASSUMED
                                                                                         ANNUAL RATES OF
                               NUMBER OF     PERCENT OF                                    STOCK PRICE
                               SECURITIES   TOTAL OPTIONS                                APPRECIATION FOR
                               UNDERLYING    GRANTED TO     EXERCISE                      OPTION TERM(2)
                                OPTIONS     EMPLOYEES IN    PRICE PER   EXPIRATION   ------------------------
            NAME               GRANTED(1)    FISCAL YEAR      SHARE        DATE          5%           10%
-----------------------------  ----------   -------------   ---------   ----------   ----------   -----------
George Wallner...............          --          --         $  --             --   $       --   $        --
Paul Wallner.................          --          --            --             --           --            --
Albert A. Irato..............     257,500        13.5%         6.40       12/31/06    1,036,438     2,626,500
Jairo Gonzalez...............   1,075,000        56.2          6.40       12/31/06    4,326,875    10,965,000
Thomas E. Linnen.............      81,250         4.2          6.40       11/25/06      327,031       828,750

---------------
(1) Of Mr. Linnen's options, 12,500 vest upon completion of the Offering, and the remaining 68,750 options become exercisable over five years at the rate of 20% on each successive anniversary of the date of grant. One-half of each of Mr. Irato's and Mr. Gonzalez's options vested immediately with the remaining one-half becoming exercisable over five years at the rate of 20% on each successive anniversary of the date of grant.

(2) Gains are reported net of the option exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions, as well as the option holder's continued employment with the Company throughout the vesting period. The amounts reflected in this table will not necessarily be achieved.

FISCAL YEAR-END OPTION VALUES

     The following table sets forth information concerning the value of unexercised options held by the Named Executive Officers as of September 30, 1997. No Named Executive Officer exercised any options in fiscal 1997.

                                                              NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                             UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                                   OPTIONS AT                    OPTIONS AT
                                                                 FISCAL YEAR-END             FISCAL YEAR-END(1)
                                                           ---------------------------   ---------------------------
                          NAME                             EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
---------------------------------------------------------  -----------   -------------   -----------   -------------
George Wallner...........................................           --           --      $        --    $        --
Paul Wallner.............................................           --           --               --             --
Albert A. Irato..........................................    1,158,750      128,750       17,196,400      1,364,750
Jairo Gonzalez...........................................      537,500      537,500        5,697,500      5,697,500
Thomas E. Linnen.........................................           --       81,250               --        861,250

---------------
(1) Assumes a market price for the Common Stock at September 30, 1997, equal to the assumed initial public offering price of $17.00 per share less the exercise price thereof.

EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

     Albert A. Irato, the Company's President and Chief Executive Officer, is employed under an agreement that expires January 1, 2002. The agreement currently provides for an annual base salary of $322,000, with annual adjustments beginning October 1, 1997 up to a maximum of $422,000. The agreement also provides for an automobile allowance, participation in the Company's benefit plans and certain other fringe benefits. In addition, pursuant to the agreement Mr. Irato was granted options to purchase 257,500 shares of Common Stock at an exercise price of $6.40 per share. One-half of the options vested immediately and the remaining one-half become exercisable over five years at the rate of 20% per year beginning January 1, 1998. In the event that Mr. Irato's employment is terminated by the Company without cause or by reason of death or disability, or in the event of a change of control of the Company, all options will vest immediately. In the event that Mr. Irato's employment is terminated without cause, Mr. Irato will receive for a period of one year following termination an amount equal to his annual base salary on the date of termination. The agreement also contains a non-compete provision whereby Mr. Irato has agreed that he will not, during his employment and for one year after any termination of employment, participate or assist in the ownership or operation of any business similar to or competitive with the Company. Mr. Irato may terminate his employment with the Company at any time during the term.

     Jairo Gonzalez, President of Hypercom International, is employed under an agreement that expires January 1, 2002. The agreement currently provides for an annual base salary of $250,000, with annual adjustments beginning October 1, 1997 up to a maximum of $300,000. The agreement also provides for an automobile allowance, participation in the Company's benefit plans and certain other fringe benefits. In addition, pursuant to the agreement Mr. Gonzalez was granted options to purchase 1,075,000 shares of Common Stock at an exercise price of $6.40 per share. One-half of the options vested immediately and the remaining one-half become exercisable over five years at the rate of 20% per year beginning January 1, 1998. In the event that Mr. Gonzalez's employment is terminated by the Company without cause or by reason of death or disability, or in the event of a change of control of the Company, all options will vest immediately. In the event that Mr. Gonzalez's employment is terminated without cause, Mr. Gonzalez will receive for a period of one year following termination an amount equal to his annual base salary on the date of termination. The agreement also contains a non-compete provision whereby Mr. Gonzalez has agreed that he will not, during his employment and for one year after any termination of employment, participate or assist in the ownership or operation of any business similar to or competitive with the Company. Mr. Gonzalez may terminate his employment with the Company at any time during the term.

     Although the Company has no current plans to enter into employment agreements with any other executive officer or key employee, the Company intends to review the desirability of such employment agreements from time to time in the future.

LONG-TERM INCENTIVE PLAN

     In November 1996, the Company's Board of Directors adopted and the stockholders of the Company approved the Hypercom Corporation Long-Term Incentive Plan (the "LTIP"). Under the LTIP, the Company may grant incentive stock options, non-qualified stock options, stock appreciation rights, performance shares, restricted stock, dividend equivalents, and other Common Stock-based awards to employees, consultants, and advisors of the Company. The Company believes that the LTIP promotes the success and enhances the value of the Company by linking the personal interests of participants to those of the Company's stockholders and providing participants with an incentive for outstanding performance. The total number of shares of Common Stock available for awards under the LTIP is 5,000,000, subject to a proportionate increase or decrease in the event of a stock split, reverse stock split, stock dividend, or other adjustment to the Company's total number of issued and outstanding shares of Common Stock. No single participant may receive awards covering in the aggregate more than 1,875,000 shares of stock.

     Following the Offering, the LTIP will be administered by the Board of Directors or a committee that is appointed by, and serves at the discretion of, the Board of Directors and consists of at least two nonemployee directors. The Board of Directors or the committee, as the case may be, will have the exclusive authority to administer the LTIP, including the power to determine eligibility, the type and number of awards to be granted and the terms and conditions of any award granted, including the price and timing of awards. The Company currently intends to have the Compensation Committee of the Board of Directors administer the LTIP and only Compensation Committee members who qualify as Nonemployee Directors as defined under Rule 16b-3 of the Securities Exchange Act of 1934 ("Exchange Act") will participate in decisions to grant awards under the LTIP. Upon a change of control in the Company, in the sole discretion of the Board of Directors or the committee, as the case may be, every award outstanding under the LTIP may become fully exercisable. Awards granted under the LTIP may not be transferred, pledged, assigned, encumbered or hypothecated, other than by will or by the laws of descent and distribution.

1997 EMPLOYEE STOCK PURCHASE PLAN

     In September 1997, the Company's Board of Directors adopted and the stockholders of the Company approved the Hypercom Corporation 1997 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan allows eligible employees of the Company to purchase shares of the Common Stock through periodic payroll deductions. The initial offering period commences upon the Offering and extends through June 30, 1998, with subsequent offering periods every six months thereafter. At the end of each offering period, payroll deductions for the offering period will be used to purchase shares of Common Stock for each participant's account at a price equal to 90% of the fair market value of the Common Stock on either the first day of or the fifth business day after the end of the offering period, whichever is less. Payroll deductions under the Purchase Plan are limited to 10% of each eligible employee's earnings during the offering period, and no single participant will be granted an option to purchase shares with a value in excess of $25,000 for each calendar year. The Board has reserved 625,000 shares of Common Stock for issuance under the Purchase Plan, subject to adjustment in the event of a stock split, reverse stock split, stock dividend or similar event.

     The purchase right of a participant will terminate automatically in the event the participant ceases to be an employee of the Company or any subsidiary of the Company and any payroll deductions collected from such individual during the offering period in which such termination occurs will be refunded.

401(K) RETIREMENT SAVINGS PLAN

     Under the Company's 401(k) retirement savings plan, adopted in January 1993, eligible employees may direct that an amount up to the lesser of 15% of their compensation or a statutory maximum be withheld by the Company and contributed to their account. All 401(k) plan contributions are placed in a trust fund to be invested by the 401(k) plan's trustee, except that the 401(k) plan may permit participants to direct the investment of their account balances among mutual or investment funds available under the plan. The Company may, at management's discretion, make matching contributions under the 401(k) plan. Matching contributions become vested at a rate of 20% per year beginning after a participant's second full year of service. All matching contributions are fully vested following a participant's sixth year of service.

     Amounts contributed to participant accounts under the 401(k) plan and any earnings or interest accrued on the participant accounts are generally not subject to federal income tax until distributed to the participant and may not be withdrawn until death, retirement or termination of employment.

COMMITTEES OF THE BOARD OF DIRECTORS

     Immediately following the Offering, the Company's Board of Directors will establish a Compensation Committee and an Audit Committee. The Compensation Committee, a majority of which will be comprised of independent directors, will review executive salaries and administer any bonus, incentive compensation and stock option plans of the Company. It is currently anticipated that only Compensation Committee members who constitute Nonemployee Directors as defined under Rule 16b-3 of the Exchange Act will participate in decisions to grant stock options and other stock-based awards. In addition, the Compensation Committee will consult with management of the Company regarding compensation policies and practices of the Company. The Audit Committee, which will be comprised solely of independent directors, will review the professional services provided by the Company's independent auditors, the annual financial statements of the Company and the Company's internal controls Upon their election to the Company's Board of Directors immediately following the Offering, it is anticipated that William E. Fisher and Peter J. Hart will serve as the initial members of the Compensation Committee and that William E. Fisher will serve as the initial member of the Audit Committee. As a condition to the listing of the Company's Common Stock on the NYSE, the Company has agreed to appoint one additional independent director before June 30, 1998.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     For the year ended June 30, 1997, the Company's Board of Directors established levels of compensation for certain of the Company's executive officers without the involvement of the Compensation Committee, which had not yet been formed. The Company's entire Board of Directors made all decisions regarding executive compensation that occurred during 1997. For information relating to certain transactions in which members of the Board of Directors have a direct or indirect material interest, see "Certain Relationships and Related Transactions."

DIRECTOR COMPENSATION

     FEES. The Company's independent directors will be paid $5,000 annually for their services as directors and their participation in meetings of the Board of Directors and meetings of committees of the Board of Directors of which they are members, and will be reimbursed for reasonable travel expenses incurred in connection with attendance at each Board and Committee meeting. Directors who also are officers of the Company will not be compensated for their services as directors.

     NONEMPLOYEE DIRECTORS' STOCK OPTION PLAN. In September 1997, the Company's Board of Directors adopted and the stockholders of the Company approved the Hypercom Corporation Nonemployee Directors' Stock Plan (the "Director Plan") to attract and retain independent directors. The Director Plan is administered by a committee appointed by the Board and provides for an initial grant immediately following the Offering to each nonemployee director of an option to purchase 6,250 shares of Common Stock at the initial public offering price. In addition, each individual who first becomes a nonemployee director after the date of the initial grant of options will be granted an option to purchase 6,250 shares of Common Stock, and will receive an annual grant of options to purchase 6,250 shares of Common Stock. The aggregate number of shares of Common Stock subject to the Director Plan may not exceed 93,750, subject to adjustment in the event of a stock split, reverse stock split, stock dividend or similar event. Options granted under the Director Plan become fully vested and fully exercisable on the first anniversary of the date of grant and have a term of ten years. The exercise price per share under the Director Plan is equal to the fair market value of such shares upon the date of grant. In general, options may be exercised by payment in cash or a cash equivalent, previously acquired shares having a fair market value at the time of exercise equal to the total option exercise price or a combination thereof.

     Options exercisable upon the date of death or disability of any nonemployee director remain exercisable for one year after the date of death or disability of such nonemployee director. If a nonemployee director's service on the Board of Directors of the Company is terminated for any reason other than for death or disability, all options which are exercisable remain exercisable for 90 days after the date of termination. Upon a change of control of the Company, every option shall become fully exercisable. Options granted under the Director Plan may not be sold, transferred, pledged, assigned or otherwise alienated, other than by will or by the laws of descent and distribution.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of the date of this Prospectus, and as adjusted to reflect the sale by the Company and the Selling Stockholders of the shares offered hereby by (i) each director and director-nominee of the Company, (ii) each of the Named Executive Officers of the Company, (iii) all directors, director-nominees, and executive officers of the Company as a group,
(iv) each beneficial owner of more than 5% of the outstanding Common Stock and
(v) all Selling Stockholders. To the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares, except to the extent that authority is shared by their respective spouses under applicable law.


                                               SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                                      OWNED                           OWNED AFTER
                                               PRIOR TO OFFERING(1)    SHARES         OFFERING(1)
                                               --------------------     BEING     --------------------
         NAME OF BENEFICIAL OWNER(2)             NUMBER     PERCENT    OFFERED      NUMBER     PERCENT
---------------------------------------------  ----------   -------   ---------   ----------   -------
George Wallner...............................  12,650,000     50.6%   1,200,000   11,450,000     34.2%
Paul Wallner.................................  11,000,000     44.0    1,200,000    9,800,000     29.2
Albert A. Irato(3)...........................   1,380,000      5.3      350,000    1,030,000      3.0
Jairo Gonzalez(4)............................     645,000      2.5           --      645,000      1.9
Thomas E. Linnen(5)..........................      26,250        *           --       26,250        *
William E. Fisher............................          --        *           --           --        *
Peter J. Hart................................          --        *           --           --        *
Capucine Irrevocable 1997 Trust(6)...........     154,500        *           --      154,500        *
All directors, director-nominees and
  executive officers as a group..............  25,701,250     96.3%   2,750,000   22,951,250     65.2%


---------------
 *  Represents less than 1% of total shares outstanding.

(1) A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date of this Prospectus through the exercise of any option, warrant or right. Shares of Common Stock subject to options, warrants or rights which are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the percentage of any other person. The amounts and percentages are based upon 25,010,000 shares of Common Stock outstanding as of the date of this Prospectus, and 33,510,000 shares of Common Stock outstanding as of the close of the Offering, respectively.

(2) Unless otherwise noted, the address of each of the persons listed is 2851 West Kathleen Road, Phoenix, Arizona 85023.

(3) Includes 1,030,000 shares of Common Stock subject to options exercisable within 60 days of the date of the Offering, and 200,000 shares of Common Stock held by the Al A. and Sarah D. Irato Charitable Remainder Unitrust, dated October 1, 1997, for which Mr. Irato serves as co-trustee.

(4) Consists entirely of shares of Common Stock subject to options exercisable within 60 days of the date of the Offering.

(5) Consists entirely of shares of Common Stock subject to options exercisable within 60 days of the date of the Offering.


(6) Consists entirely of shares of Common Stock subject to options exercisable within 60 days of the date of the Offering. In the event the Underwriters exercise the over-allotment option the Capucine Irrevocable 1997 Trust will sell up to 60,000 shares in the Offering.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     On November 17, 1994, the Company's predecessor, Hypercom Pty. Ltd. ("HPL"), an Australian corporation, issued 350,000 shares of Common Stock to Albert A. Irato for $441,477.


     Pursuant to a promissory note dated December 31, 1994, Albert A. Irato, the Company's President and Chief Executive Officer, owed principal balances of $220,305, $212,130 and $252,130 to the Company as of June 30, 1997, 1996, and
1995, respectively, and $220,305 as of September 30, 1997. Mr. Irato is current in his payments under the note. Under the note, interest is payable quarterly at a rate equal to the most favorable interest rate charged by the Company's lenders. The note matures on December 31, 2004.

     In October 1994, the Company made a loan to George Wallner, the Company's Chairman, to help finance the purchase of Mr. Wallner's residence. The loan, which bore interest at 8%, was collateralized by the property and became payable in full six months after the close of the purchase of the property. As of June 30, 1996 and 1995, amounts outstanding under the loan were $1,624,102 and $888,874, respectively. In 1997, the loan was paid in full. The largest aggregate amount outstanding under the loan in fiscal 1997 was $2,982,521.

     In fiscal 1997, the Company made a loan to George Wallner, the Company's Chairman, in the principal amount of $750,000 and to Paul Wallner, the President of Hypercom Network Systems, in the principal amount of $750,000. The loans are non-interest bearing and are due in full in March 2004. In addition, in fiscal 1997, George Wallner provided an advance of $356,136 to the Company. As of June 30, 1997, George Wallner's net amount outstanding to the Company was $393,864.

     During fiscal 1997, 1996 and 1995, the Company paid approximately $580,000, $0 and $240,000, respectively, for research and development services to Digitech Research, Inc., an entity owned by George Wallner. In addition, during fiscal 1997, 1996 and 1995, the Company provided non-interest bearing advances to Digitech of $32,812, $107,188, and $60,000, respectively. The Company has terminated its arrangements with Digitech.

     The Company leases an approximately 20,000 square foot facility from Hypercom Unit Trust, the beneficiaries of which are George Wallner and Paul Wallner. During fiscal 1997, 1996 and 1995, the Company paid $108,619, $252,800 and $213,300, respectively, in rent and associated administrative fees to this trust. It is anticipated that the Company will pay approximately $106,500 in rent and associated administrative fees to this trust in fiscal 1998.

     Peter J. Hart, a director-nominee of the Company, is a director and Vice President of Express Card Systems, Inc. ("ECS"), a sales company, which derives a significant portion of its revenues from products sold to the Company. Mr. Hart's wife is the Chairman, President and sole stockholder of ECS. The wife of Albert A. Irato, the Company's President and Chief Executive Officer, is a Vice President of ECS. The wives of Messrs. Hart and Irato are sisters. During fiscal 1997, 1996 and 1995, ECS was paid $340,400, $248,700 and $192,500, respectively, with respect to sales of products to the Company, and it is anticipated that ECS will be paid approximately $350,000 in fiscal 1998 with respect to such sales.


     Except for the non-interest bearing loans described above, which will be repaid upon the closing of the Offering, the Company believes that the terms of the foregoing transactions are at least as favorable as would be available from unaffiliated parties through arm's-length negotiations. Following the Offering, any transactions between the Company and its affiliated entities, executive officers, directors or significant stockholders will require the approval of a majority of the independent directors of the Company and will be on terms that will be no less favorable to the Company than the Company could obtain from non-affiliated parties.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.001 per share, and 10,000,000 shares of Preferred Stock, par value $.001 per share. Immediately following the Offering, 33,510,000 shares of Common Stock will be issued and outstanding (assuming no exercise of outstanding options), and no shares of Preferred Stock will be issued and outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

     Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Company does not anticipate paying cash dividends in the foreseeable future. In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in any corporate assets remaining after payment of all debts, subject to any preferential rights of any outstanding Preferred Stock. See "Dividend Policy."

     Holders of Common Stock have no preemptive, conversion, or redemption rights and are not subject to further calls or assessments by the Company. All of the outstanding shares of Common Stock are, and the shares offered by the Company hereby will be, if issued, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors of the Company has the authority, without further action by the Company's stockholders, to issue from time to time up to 10,000,000 shares of Preferred Stock in one or more series and to fix the number of shares, designations, voting powers, preferences, optional and other special rights, and the restrictions or qualifications thereof. The rights, preferences, privileges and restrictions or qualifications of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of Preferred Stock could (i) decrease the amount of earnings and assets available for distribution to holders of Common Stock,
(ii) adversely affect the rights and powers, including voting rights, of holders of Common Stock and (iii) have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

ANTI-TAKEOVER LAW AND CERTAIN BYLAW PROVISIONS

     The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which restricts certain transactions and business combinations between a corporation and an "Interested Stockholder" owning 15% or more of the corporation's outstanding voting stock, for a period of three years from the date the stockholder becomes an Interested Stockholder. Subject to certain exceptions, unless the transaction is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation (excluding shares held by the Interested Stockholder), Section 203 prohibits significant business transactions such as a merger with, disposition of assets to, or receipt of disproportionate financial benefits by the Interested Stockholder, or any other transaction that would increase the Interested Stockholder's proportionate ownership of any class or series of the corporation's stock. The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an Interested Stockholder, the Interested Stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain employee stock plans).

     In addition, the Company's Amended and Restated Bylaws provide that the Board of Directors is divided into two classes of directors with each class serving a staggered two-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the incumbency of the Board of Directors, as it generally makes it more difficult for stockholders to replace a majority of the directors.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of such director's fiduciary duty, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper benefit. The effect of the provision of the Company's Amended and Restated Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through (iv) above. In the opinion of the Securities and Exchange Commission (the "Commission"), indemnification for liabilities arising under the federal securities laws is unenforceable. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or recision in the event of a breach of a director's duty of care. In addition, the Company's Amended and Restated Certificate of Incorporation provides that the Company shall indemnify any person who is or was a director, officer, employee, or agent of the Company, or who is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or entity, against expenses, liabilities and losses incurred by any such person by reason of the fact that such person is or was acting in such capacity. The Company's Amended and Restated Certificate of Incorporation also permits it to secure insurance on behalf of any director, officer, employee or agent of the Company for any liability arising out of such person's actions in such capacity.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock of the Company is Harris Trust Company of California.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no public market for the Common Stock. Sales of substantial amounts of shares of the Common Stock in the public market following the Offering could adversely affect the market price of the Common Stock, making it more difficult for the Company to sell equity securities in the future at a time and price which it deems appropriate.

     Upon the completion of the Offering, the Company will have 33,510,000 shares of Common Stock outstanding (35,197,500 if the Underwriters' over-allotment option is exercised in full). Of these shares, the shares sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act. The remaining 22,260,000 shares of Common Stock outstanding as of the date of this Prospectus are "restricted securities" as that term is defined by Rule 144 of the Securities Act, and were issued and sold by the Company in reliance on exemptions from registration under the Securities Act. These restricted securities will be eligible for sale in accordance with the provisions of Rule 144 beginning 180 days after the date of this Prospectus, or earlier to the extent that Lehman Brothers Inc. consents to such sale as described below.

     In general, under Rule 144, a person who has beneficially owned shares for at least one year, including an "affiliate," as that term is defined in the Securities Act, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (approximately 335,000 shares after the completion of the Offering) or the average weekly trading volume during the four calendar weeks preceding filing of notice of such sale, subject to certain requirements concerning availability of public information, manner and notice of sale.

     In addition, affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirements, in order to sell shares of Common Stock which are not restricted securities. Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned restricted shares for at least a two year holding period may resell such shares without compliance with the foregoing requirements.

     The Company, its officers and directors and existing stockholders have agreed, pursuant to certain lock-up agreements, that, for a period of 180 days after the date of this Prospectus, they will not, without the prior written consent of Lehman Brothers Inc., offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for any shares of Common Stock except in certain limited circumstances. In addition, upon the expiration of the lock-up agreements, approximately 1,955,750 shares of Common Stock issuable upon the exercise of certain options, will be eligible for sale in the public market, in reliance on Rules 144 and 701 under the Securities Act.

     After the effective date of the Offering, the Company intends to register a total of approximately 8,081,250 shares of Common Stock reserved for issuance under its Long-Term Incentive Plan, 1997 Employee Stock Purchase Plan and Nonemployee Directors' Stock Option Plan and under certain nonstatutory stock option grants. The shares registered under such registration statements will be available for resale in the open market upon the exercise of vested options, subject to Rule 144 volume limitations applicable to affiliates.

                                  UNDERWRITING

     Under the terms of, and subject to the conditions contained in, the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which the Prospectus forms a part, each of the underwriters named below, for whom Lehman Brothers Inc., Salomon Brothers Inc and Cowen & Company are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each such Underwriter below:

                                                                               NUMBER OF
                                  UNDERWRITERS                                   SHARES
    ------------------------------------------------------------------------  ------------
    Lehman Brothers Inc. ...................................................
    Salomon Brothers Inc....................................................
    Cowen & Company.........................................................
                                                                               -----------

              Total.........................................................    11,250,000
                                                                               ===========

     The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the Underwriters) at such initial public offering price less a
concession not in excess of $          per share. The selected dealers may
reallow a concession not in excess of $          per share to certain other
brokers and dealers. After commencement of the initial public offering, the offering price and other selling terms may be changed by the Representatives.

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions precedent, including the conditions that no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or threatened by the Commission, and that there has been no material adverse change in the condition of the Company. The Underwriters will be obligated to purchase all of the shares of Common Stock if any are purchased.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments that may be required to be made in respect thereof.


     The Company and a Selling Stockholder have granted the Underwriters an option to purchase up to an aggregate of 1,687,500 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table. The Company will be obligated, pursuant to such option, to sell such shares to the Underwriters to the extent such option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby.

     Prior to the Offering, there has been no public market for the shares of Common Stock. The initial public offering price will be negotiated between the Company and the Representatives. Among the factors to be considered in determining the initial public offering price of the shares of Common Stock, in addition to prevailing market conditions, are the Company's historical performance and capital structure, estimates of business potential and earnings prospects of the Company, an overall assessment of the Company, an assessment of the Company's management and the consideration of the above factors in relation to the market valuation of companies in related businesses.

     Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     In addition, if the Representatives over-allot (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus) and thereby create a short position in the Common Stock in connection with the Offering, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the Offering.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "HYC," subject to notice of issuance.

     The Company, its officers and directors and all of its existing stockholders have agreed that they will not, subject to certain exceptions, for a period of 180 days from the date of this Prospectus, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares of Common Stock, without the prior written consent of Lehman Brothers Inc.

     The Representatives have informed the Company that the Underwriters do not intend to sell to, and therefore will not confirm the sales of shares of Common Stock offered hereby to, any accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

     The validity of the shares offered hereby is being passed upon for the Company by Snell & Wilmer L.L.P., Phoenix, Arizona. Certain legal matters will be passed upon for the Underwriters by Morrison & Foerster LLP, New York, New York.

                                    EXPERTS

     The consolidated balance sheets as of June 30, 1997 and 1996 and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997, included in this Prospectus have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth therein and in the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and exhibits. Statements contained in this Prospectus as to the contents of any document are not necessarily complete and in each instance are qualified in their entirety by reference to the copy of the appropriate document filed with the Commission. The Registration Statement, including the exhibits thereto, may be examined without charge at the Commission's public reference facility at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, copies of all or any part of the Registration Statement, including such exhibits thereto, may be obtained from the Commission at its principal office in Washington, D.C., upon payment of the fees prescribed by the Commission. The Registration Statement is also available through the Commission's Website on the World Wide Web located at http://www.sec.gov.

     The Registration Statement and the reports and other information to be filed by the Company following the Offering in accordance with the Exchange Act can be inspected and copied at the principal office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, New York, NY 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60601. Copies of such material may be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington D.C. 20549, upon payment of the fees prescribed by the Commission. Copies of such material are also available through the Commission's Website on the World Wide Web located at http://www.sec.gov.

                              HYPERCOM CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants.....................................................    F-2
Consolidated Balance Sheets as of June 30, 1996 and 1997 and September 30, 1997.......    F-3
Consolidated Statements of Income for the years ended June 30, 1995, 1996 and 1997 and
  for the three months ended September 30, 1996 and 1997..............................    F-4
Consolidated Statements of Stockholders' Equity for the years ended June 30, 1995,
  1996 and 1997 and for the three months ended September 30, 1997.....................    F-5
Consolidated Statements of Cash Flows for the years ended June 30, 1995, 1996 and 1997
  and for the three months ended September 30, 1996 and 1997..........................    F-6
Notes to Consolidated Financial Statements............................................    F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Hypercom Corporation

We have audited the accompanying consolidated balance sheets of Hypercom Corporation as of June 30, 1996 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hypercom Corporation as of June 30, 1996 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Phoenix, Arizona
September 10, 1997, except for
Note 18 for which
the date is
October 1, 1997

                              HYPERCOM CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                   PRO FORMA
                                                         JUNE 30,                                  (NOTE 17)
                                                  ----------------------      SEPTEMBER 30,      SEPTEMBER 30,
                                                    1996          1997            1997               1997
                                                  --------      --------      -------------      -------------
                                                                                        (UNAUDITED)
                                 ASSETS
Current assets:
  Cash and cash equivalents....................   $ 16,113      $ 16,318        $  12,479
  Accounts receivable (net of allowance for
    doubtful accounts of $761, $779, $2,279 for
    June 30, 1996 and 1997 and September 30,
    1997, respectively)........................     24,575        31,074           42,784
  Inventories..................................     40,905        55,921           59,995
  Deferred income taxes........................      2,568         5,580            6,388
  Prepaid income taxes.........................         --         6,127            6,247
  Prepaid expenses and other current assets....      2,272         5,942            9,190
                                                  --------      --------        ---------
         Total current assets..................     86,433       120,962          137,083
Property, plant and equipment, net.............     13,240        16,424           18,009
Investments in affiliated companies............         76           115              115
Advances to related parties....................        402           279              532
Other assets...................................      1,678           961            1,251
                                                  --------      --------        ---------
         Total assets..........................   $101,829      $138,741        $ 156,990
                                                  ========      ========        =========
                  LIABILITIES, REDEEMABLE COMMON STOCK
                        AND STOCKHOLDERS' EQUITY
Current liabilities:
  Bank notes payable...........................   $  3,392      $  9,900        $  10,658
  Accounts payable.............................     19,729        21,963           26,427
  Accrued liabilities..........................      5,907        11,646           14,680
  Deferred revenue.............................      1,825         8,279            2,432
  Income taxes payable.........................      4,224         2,061            7,774
  Current portion of long-term obligations.....        663         2,164            1,479
  Current portion of long-term obligation,
    related party..............................      2,000         2,000            2,000
                                                  --------      --------        ---------
         Total current liabilities.............     37,740        58,013           65,450
Long-term obligations..........................     11,175         8,952            8,859
Long-term obligation, related party............      3,132         1,554            1,554
Deferred income taxes..........................        538           602              602
Other long-term liabilities....................      1,253         1,183            1,208
                                                  --------      --------        ---------
         Total liabilities.....................     53,838        70,304           77,673
                                                  --------      --------        ---------
Commitments and contingencies (Note 13)
Redeemable common stock........................      2,759         7,543            9,313          $      --
                                                  --------      --------        ---------
Stockholders' equity:
  Common stock -- $.001 par value; 100,000,000
    shares authorized; 25,000,000 shares issued
    and outstanding at June 30, 1996 and 1997
    and September 30, 1997, respectively.......          4             4                4                  4
  Additional paid-in capital...................        425           965              965             10,278
  Receivables from stockholders................     (1,961)       (2,401)          (2,401)            (2,401)
  Retained earnings............................     46,764        62,326           71,436             71,436
                                                  --------      --------        ---------          ---------
         Total stockholders' equity............     45,232        60,894           70,004          $  79,317
                                                  --------      --------        ---------
                                                                                                   =========
         Total liabilities, redeemable common
           stock and stockholders' equity......   $101,829      $138,741        $ 156,990
                                                  ========      ========        =========

  The accompanying Notes are an integral part of these Consolidated Financial
                                  Statements.

                              HYPERCOM CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                      THREE MONTHS
                                             YEAR ENDED JUNE 30,                  ENDED SEPTEMBER 30,
                                  -----------------------------------------    --------------------------
                                     1995           1996           1997           1996           1997
                                  -----------    -----------    -----------    -----------    -----------
                                                                                      (UNAUDITED)
Net revenue.....................  $   146,168    $   163,556    $   196,742    $    47,690    $    78,937
Costs and expenses:
  Cost of revenue...............       83,016         89,710        103,227         25,359         39,370
  Research and development......        5,422          8,509         12,926          3,160          4,519
  Selling, general and
     administrative.............       27,687         44,741         52,530         10,975         18,919
  Non-cash compensation
     expense....................          698          2,061          4,784          1,430          1,770
                                   ----------     ----------     ----------     ----------     ----------
          Total costs and
            expenses............      116,823        145,021        173,467         40,924         64,578
                                   ----------     ----------     ----------     ----------     ----------
Income from operations..........       29,345         18,535         23,275          6,766         14,359
Interest and other income.......        1,382            827          2,209            315            229
Equity in income of investee....          571             37             39             --             --
Interest expense................         (757)          (667)        (1,718)          (217)          (500)
Interest expense, related
  party.........................           --             --           (422)          (105)           (73)
                                   ----------     ----------     ----------     ----------     ----------
Income before income taxes and
  minority interest.............       30,541         18,732         23,383          6,759         14,015
Income taxes....................      (10,985)        (6,197)        (7,821)        (2,260)        (4,905)
Minority interest in earnings of
  subsidiary, net of tax........           --           (246)            --             --             --
                                   ----------     ----------     ----------     ----------     ----------
Net income......................  $    19,556    $    12,289    $    15,562    $     4,499    $     9,110
                                   ==========     ==========     ==========     ==========     ==========
Net income per share............  $      0.51    $      0.32    $      0.57    $      0.17    $      0.33
                                   ==========     ==========     ==========     ==========     ==========
Number of shares used in per
  share calculations............   38,169,563     38,674,048     27,261,683     27,058,396     27,387,161
                                   ==========     ==========     ==========     ==========     ==========

  The accompanying Notes are an integral part of these Consolidated Financial
                                  Statements.

                              HYPERCOM CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                      COMMON STOCK        ADDITIONAL   RECEIVABLES                   TOTAL
                                  ---------------------    PAID-IN         FROM       RETAINED   STOCKHOLDERS'
                                    SHARES      BALANCE    CAPITAL     STOCKHOLDERS   EARNINGS      EQUITY
                                  -----------   -------   ----------   ------------   --------   -------------
Balance as of June 30, 1994.....   36,300,000    $  --      $   --       $   (410)    $ 26,051      $25,641
  Issuance of common stock......      350,000        4         425             --           --          429
  Advances to stockholders......           --       --          --           (790)          --         (790)
  Net income....................           --       --          --             --       19,556       19,556
                                   ----------    -----      ------       --------     --------      -------
Balance as of June 30, 1995.....   36,650,000        4         425         (1,200)      45,607       44,836
  Repurchase of common stock....  (11,650,000)      --          --             --      (11,132)     (11,132)
  Advances to stockholders......           --       --          --           (761)          --         (761)
  Net income....................           --       --          --             --       12,289       12,289
                                   ----------    -----      ------       --------     --------      -------
Balance as of June 30, 1996.....   25,000,000        4         425         (1,961)      46,764       45,232
  Contributions from
     stockholders...............           --       --         540             --           --          540
  Advances to stockholders......           --       --          --           (440)          --         (440)
  Net income....................           --       --          --             --       15,562       15,562
                                   ----------    -----      ------       --------     --------      -------
Balance as of June 30, 1997.....   25,000,000        4         965         (2,401)      62,326       60,894
                                   ----------    -----      ------       --------     --------      -------
  Net income....................           --       --          --             --        9,110        9,110
                                   ----------    -----      ------       --------     --------      -------
Balance as of September 30, 1997
  (unaudited)...................   25,000,000    $   4      $  965       $ (2,401)    $ 71,436      $70,004
                                   ==========    =====      ======       ========     ========      =======

  The accompanying Notes are an integral part of these Consolidated Financial
                                  Statements.

                              HYPERCOM CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                  THREE MONTHS
                                                                                      ENDED
                                                   YEAR ENDED JUNE 30,            SEPTEMBER 30,
                                              ------------------------------   -------------------
                                                1995       1996       1997       1996       1997
                                              --------   --------   --------   --------   --------
                                                                                   (UNAUDITED)
Cash flows from operating activities:
  Cash received from customers..............  $145,197   $155,563   $190,955   $ 40,694   $ 59,836
  Interest received.........................       316        919      1,327        294         99
  Other income received.....................       837       (121)       438        (40)       115
  Cash paid to suppliers and consultants....  (130,385)  (133,229)  (171,398)   (42,849)   (59,796)
  Interest paid.............................      (714)      (702)    (2,247)      (308)      (573)
  Income taxes paid.........................    (9,524)   (11,356)   (15,880)    (1,566)       (87)
                                              --------   --------   --------   --------   --------
          Net cash provided by (used in)
            operating activities............     5,727     11,074      3,195     (3,775)      (406)
                                              --------   --------   --------   --------   --------
Cash flows from investing activities:
  Advances to related parties...............    (3,585)      (369)      (518)        --       (253)
  Repayments from related parties...........        89      2,091        641        216         --
  Acquisition of controlling interest in
     subsidiary (net of cash received)......        --        302         --         --         --
  Notes receivable..........................     1,993      1,180         --         --         --
  Acquisition of other assets...............       (37)       (44)        --         --         13
  Proceeds from disposal of property, plant
     and equipment..........................       109        667      1,260      1,184        118
  Purchase of property, plant and
     equipment..............................    (1,947)    (8,011)    (6,930)    (1,310)    (2,522)
  Purchase of investment....................        --         --       (546)        --         --
  Proceeds from sale of investment..........        --         --         61         --         --
                                              --------   --------   --------   --------   --------
          Net cash provided by (used in)
            investing activities............    (3,378)    (4,184)    (6,032)        90     (2,644)
                                              --------   --------   --------   --------   --------
Cash flows from financing activities:
  Proceeds from bank notes payable and other
     debt instruments.......................    18,229     40,375     76,746     16,025     34,906
  Repayment of bank notes payable and other
     debt instruments.......................   (15,938)   (33,229)   (72,761)   (10,951)   (34,927)
  Receivables from stockholders.............      (790)      (761)      (530)    (1,075)        --
  Proceeds from sale of common stock........       429         --         --         --         --
  Repurchase of common stock................        --     (6,000)        --         --         --
  Contributions from stockholders...........        --         --        540         --         --
  Stock offering costs......................        --         --         --         --       (480)
                                              --------   --------   --------   --------   --------
          Net cash provided by (used in)
            financing activities............     1,930        385      3,995      3,999       (501)
                                              --------   --------   --------   --------   --------
Effect of exchange rate changes.............      (138)       820       (953)        65       (288)
                                              --------   --------   --------   --------   --------
Net increase (decrease) in cash.............     4,141      8,095        205        379     (3,839)
Cash and cash equivalents, beginning of
  year......................................     3,877      8,018     16,113     16,113     16,318
                                              --------   --------   --------   --------   --------
Cash and cash equivalents, end of year......  $  8,018   $ 16,113   $ 16,318   $ 16,492   $ 12,479
                                              ========   ========   ========   ========   ========

  The accompanying Notes are an integral part of these Consolidated Financial
                                  Statements.

                              HYPERCOM CORPORATION

                             (DOLLARS IN THOUSANDS)

                                                                               THREE MONTHS ENDED
                                                     YEAR ENDED JUNE 30,          SEPTEMBER 30,
                                                 ---------------------------   -------------------
                                                  1995      1996      1997       1996       1997
                                                 -------   -------   -------   --------   --------
                                                                                   (UNAUDITED)
Reconciliation of net income to net cash
  provided by operating activities:
  Net income...................................  $19,556   $12,289   $15,562   $  4,499   $  9,110
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Non-cash compensation expense.............      698     2,061     4,784      1,430      1,770
     Depreciation..............................    1,901     2,375     2,888        683        838
     Bad debt expense..........................      167       494     1,427        261      1,500
     Provision for excess and obsolete
       inventory...............................       --     2,133       994        184         --
     Exchange (gain) loss......................      842    (2,639)     (445)       (68)       339
     Equity in investee income.................     (571)      (37)      (39)        --         --
     Deferred income taxes.....................     (182)   (1,386)   (2,948)      (817)      (808)
     Minority interest in subsidiary...........       --       246        --         --         --
     (Gain) loss on disposal of fixed assets...     (134)      162      (130)       (22)       (20)
     Loss on sale of investments...............       --        --        58         --         --
     (Increase) decrease in:
       Accounts receivable.....................   (1,327)   (4,481)   (7,316)    (6,995)   (13,329)
       Inventories.............................   (9,388)   (1,302)  (15,290)   (13,541)    (4,121)
       Prepaid income taxes....................       --        --    (6,127)        --         --
       Prepaid expenses and other current
          assets...............................   (1,689)     (157)   (2,715)     1,771     (3,113)
     Increase (decrease) in:
       Accounts payable........................   (5,678)    6,498     2,208      3,647      3,587
       Accrued liabilities.....................      190       250     5,810      5,352      3,995
       Deferred revenue........................   (1,035)   (1,335)    6,707     (1,277)    (5,805)
       Income taxes payable....................    2,377    (4,097)   (2,163)     1,511      5,625
       Other liabilities.......................       --        --       (70)      (393)        26
                                                 -------   -------   -------   --------   --------
Net cash provided by operating activities......  $ 5,727   $11,074   $ 3,195   $ (3,775)  $   (406)
                                                 =======   =======   =======   ========   ========
Cash and non-cash investing and financing
  activities:
  Acquisition of plant and equipment through
     capital leases............................  $   276   $   181   $   133   $     49         --
  Changes in accounts payable related to the
     purchase of property, plant and
     equipment.................................       --   $   587   $    36         --         --
  Repurchase of common stock for note payable,
     net of debt discount......................       --   $ 5,132        --         --         --
  Acquisition of controlling interest in
     subsidiary:
     Assets acquired (net of seller
       financing)..............................            $ 6,224
     Liabilities assumed.......................             (4,505)
     Previous ownership interest...............               (903)
     Remaining minority interest...............               (316)
                                                           -------
          Net cash paid........................            $   500
                                                           =======

  The accompanying Notes are an integral part of these Consolidated Financial
                                  Statements.

                              HYPERCOM CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS:

     Hypercom Corporation, a Delaware corporation, was formed on June 5, 1996 for the purposes of acquiring all of the outstanding stock of Hypercom Pty., Ltd. ("HPL"), an Australian corporation, and its subsidiaries in connection with the domestication of HPL. There was no change in control in connection with this transaction and, accordingly, no change in the accounting basis has been made in the accompanying consolidated financial statements.

     Hypercom Corporation (with its subsidiaries, the "Company") is a worldwide developer, manufacturer, and supplier of point-of-sale ("POS") payment systems and enterprise networking products.

     The U.S. operations primarily consist of product development, manufacturing, sales and marketing, distribution and customer service. The European operations consist of product distribution through the Company's sales and support offices located in the United Kingdom, Russia, France and Hungary. Latin American operations engage primarily in product distribution through the Company's subsidiaries in Mexico, Brazil, Chile and Argentina; however, certain manufacturing operations exist in Brazil. The Asia/Pacific operations are engaged primarily in product development and manufacturing through the Company's subsidiary in Australia (with certain contract manufacturing in China) and product distribution through the Company's subsidiaries or business units in Singapore, Hong Kong, Japan and Australia.

2.  SIGNIFICANT ACCOUNTING POLICIES:

  Principles of Consolidation

     The consolidated financial statements are comprised of the accounts of Hypercom Corporation and all subsidiaries in which a controlling interest is held. All significant intercompany balances and transactions have been eliminated.

     The Company carries its investments in subsidiaries, less than 50% owned, under the equity method of accounting.

  Unaudited Interim Financial Information

     The consolidated financial statements and disclosures included herein for the three months ended September 30, 1997, are unaudited, but include all adjustments (consisting of normal recurring entries) which the Company considers necessary for a fair presentation. Operating results for the three months ended September 30, 1997, are not necessarily indicative of the results that may be expected for the entire year.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Foreign Currency

     The foreign subsidiaries use the U.S. dollar as the functional currency. Their local currency financial statements are remeasured as follows; monetary assets and liabilities at year-end exchange rates, and inventories, property and nonmonetary assets and liabilities at historical rates. During the years ended June 30, 1995, 1996 and 1997, the Company recorded net gains (losses) on remeasurement of approximately ($530,000), $2,520,000, and $630,000, respectively. For the same periods, the Company recognized net gains (losses) on transactions denominated in foreign currencies of approximately ($312,000), $119,000, and ($185,000), respectively. These amounts are included in the consolidated results of operations.

                              HYPERCOM CORPORATION

  Cash and Cash Equivalents

     The Company considers all investment instruments purchased with an original maturity of three months or less to be cash equivalents.

  Inventories

     Inventories are stated at the lower of standard cost or market. Standard costs approximate first-in, first-out ("FIFO") costs.

  Capitalized Software

     Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. The Company's product development process is such that technological feasibility is established upon completion of a working model. Costs incurred between completion of the working model and the point at which the product is ready for initial shipment have not been significant. To date, all software development costs have been expensed as incurred and included in research and development expense.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Depreciation and amortization are provided on straight-line and accelerated methods over the following useful lives:

        Building.......................................................     31.5 years
        Equipment......................................................    2.5-7 years
        Furniture and fixtures.........................................      5-7 years
        Vehicles.......................................................    4.5-5 years
        Leasehold improvements.........................................   2.5-10 years

     For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period.

  Income Taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax laws (including rates) is recognized in income in the period that includes the enactment date.

     The Company does not provide for federal income taxes on the undistributed earnings of its international subsidiaries because earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely.

  Revenue Recognition

     The Company generally recognizes product revenue upon shipment of product; however, revenue on certain network contracts is recognized upon customer acceptance. Revenue from service obligations is recognized over the lives of the contracts. The Company accrues for warranty costs, sales returns and other allowances at the time of shipment.

                              HYPERCOM CORPORATION

  Stock-Based Compensation

     In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, which defines a fair value based method of accounting for employee stock options or similar equity instruments. However, it also allows an entity to continue to account for these plans according to Accounting Principles Board Opinion No. 25 ("APB 25"), provided pro forma disclosures of net income are made as if the fair value based method of accounting, defined by SFAS No. 123, had been applied. The Company has elected to continue to measure compensation expense related to employee stock purchase options using APB 25, and has provided the required pro forma disclosures.

  Net Income Per Share

     Primary earnings per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the year.

     The Company has computed common and common equivalent shares in determining the number of shares used in calculating net income per share for all periods presented pursuant to the Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 83. SAB No. 83 requires the Company to include all common shares and all common share equivalents issued during the 12 month period preceding the filing date of an initial public offering in its calculation of the number of shares used to determine net income per share as if the shares had been outstanding for all periods presented.

  Self-Insurance

     The Company self-insures, with certain stop loss insurance coverages, for short-term disability, life and employee health care. Claims expense is recorded in the year of occurrence through the accrual of claim reserves based on estimates of ultimate claims costs. Claims incurred but not yet reported are estimated and reserved for based on historical claims data.

  Operating Segments

     In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"), superseding SFAS No. 14, Financial Reporting for Segments of a Business Enterprise ("SFAS No. 14"). SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial statements. It also requires disclosures about products and services, geographic areas and major customers. The Company adopted SFAS No. 131 for the fiscal year ended June 30, 1997, and has provided the required disclosures.

     The accounting policies of the reportable segments are the same as those used for the consolidated entity. Performance is evaluated based on profit or loss from operations. Intersegment sales and transfers are accounted for based on defined transfer prices.

  Reclassifications

     Certain prior year amounts have been reclassified to conform with the current year presentation.

  Recently Issued Accounting Standards

     In February 1997, the FASB issued SFAS No. 128, Earnings Per Share. SFAS No. 128 requires presentation of "basic" and "diluted" earnings per share, as defined, on the face of the income statement for all entities with complex capital structures. SFAS No. 128 is effective for financial statements issued for

                              HYPERCOM CORPORATION
periods ending after December 15, 1997 and requires restatement of all prior period earnings per share amounts. The Company is currently studying the impact of this pronouncement.

     In June 1997, the FASB issued SFAS No. 130, Comprehensive Income. SFAS No. 130 requires that changes in the amounts of certain items, including foreign currency translation adjustments, which are currently direct adjustments to equity, be shown in a statement of comprehensive income. The statement of comprehensive income may be included at the bottom of the statement of operations or as a separate financial statement. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and requires the reclassification of earlier financial statements for comparative purposes. The Company is currently studying the impact of this pronouncement.

3.  CONCENTRATIONS OF CREDIT AND OTHER RISKS:

  Financial Instruments

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and accounts receivable.

     The Company's cash equivalents are in high quality securities placed with major international banks and financial institutions. The Company, in the normal course of business, maintains balances in excess of the Federal Deposit Insurance Corporation's insurance limit. The balance in excess of the insurance limit at June 30, 1996 and 1997 was $2,800,695 and $2,315,036, respectively. The Company also maintains balances in foreign banks which are used for current operations of subsidiaries located abroad. Foreign deposits which are uninsured amounted to $13,994,606 and $13,587,260 as of June 30, 1996 and 1997,
respectively.

     The Company's accounts receivable result primarily from credit sales to a broad customer base, both nationally and internationally. The Company routinely assesses the financial strength of its customers, requiring letters of credit from certain foreign customers, and provides an allowance for doubtful accounts as necessary.

  Inventories

     Most components used in the Company's systems are purchased from outside sources. Certain components are purchased from single suppliers.

     The failure of any such supplier to meet its commitment on schedule could have a material adverse effect on the Company's business, operating results and financial condition.

     If a sole-source supplier were to go out of business or otherwise become unable to meet its supply commitments, the process of locating and qualifying alternate sources could require up to several months, during which time the Company's production could be delayed. Such delays could have a material adverse effect on the Company's business, operating results and financial condition.

     The Company makes inventory provisions for potentially excess and obsolete inventory based on forecasted demand. Actual demand may differ from such anticipated demand and may have a material adverse effect on inventories valuation.

  International Operations

     The Company's international business is an important contributor to the Company's net revenue and profits. However, the majority of the Company's international sales are denominated in the U.S. dollar, and an increase in the value of the U.S. dollar relative to foreign currencies could make products sold internationally less competitive. The operating expenses of the Company's overseas offices are paid in local currencies and are subject to the effects of fluctuations in foreign currency exchange rates.

                              HYPERCOM CORPORATION

     The Company conducts manufacturing operations in Brazil and Australia with certain contract manufacturing in China. Foreign manufacturing is subject to certain risks, including the imposition of tariffs and import and export controls, together with changes in governmental policies. The occurrence of any of these events could have a material adverse effect on the Company's business, operating results and financial condition.

4.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The Company values financial instruments as required by SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The carrying amounts of cash and cash equivalents and bank notes payable approximate fair value due to the short maturity of those instruments. The fair value of long-term obligations is estimated by discounting the future cash flows required under the terms of each respective debt agreement by current market rates for the same or similar issues of debt with similar remaining maturities. A summary of carrying amounts and fair values as of June 30, 1996 and 1997, are as follows (dollars in thousands):

                                                                    JUNE 30,
                                                  ---------------------------------------------
                                                          1996                     1997
                                                  --------------------     --------------------
                                                  CARRYING      FAIR       CARRYING      FAIR
                                                   AMOUNT       VALUE       AMOUNT       VALUE
                                                  --------     -------     --------     -------
    Financial assets:
      Cash and cash equivalents.................  $ 16,113     $16,113     $ 16,318     $16,318
    Financial liabilities:
      Bank notes payable........................     3,392       3,392        9,900       9,900
      Long-term obligations.....................    16,970      15,807       14,670      13,980

5.  INVENTORIES:

     Inventories consist of the following (dollars in thousands):

                                                          JUNE 30,           SEPTEMBER 30,
                                                     -------------------     -------------
                                                      1996        1997           1997
                                                     -------     -------     -------------
                                                                              (UNAUDITED)
        Purchased parts............................  $17,338     $24,765        $   31,261
        Work-in-process............................   11,589       9,604             7,419
        Finished goods.............................   11,978      21,552            21,315
                                                     -------     -------           -------
                                                     $40,905     $55,921        $   59,995
                                                     =======     =======           =======

                              HYPERCOM CORPORATION

6.  PROPERTY, PLANT AND EQUIPMENT:

     As of June 30, 1996 and 1997, property, plant and equipment consist of the following (dollars in thousands):

                                                                        JUNE 30,
                                                                   -------------------
                                                                    1996        1997
                                                                   -------     -------
        Land.....................................................  $ 1,194     $ 1,194
        Building.................................................    5,349       5,349
        Equipment................................................    8,986      11,730
        Furniture and fixtures...................................      888       1,236
        Vehicles.................................................      757       1,010
        Leasehold improvements...................................      433       1,402
                                                                   -------     -------
                                                                    17,607      21,921
        Less accumulated depreciation and amortization...........   (4,367)     (5,497)
                                                                   -------     -------
                                                                   $13,240     $16,424
                                                                   =======     =======

     During 1997, the Company sold certain equipment and leased it back under two leases of 54 and 60 months, respectively. The transaction resulted in a gain of $505,109. The leases are classified as operating, and the gain will be recognized pro rata over their terms. During 1997, the Company recognized $120,228 of the gain which was included in interest and other income in the accompanying consolidated statements of income. Under the leases, the Company is obligated to pay $270,972, $270,972, $270,972 and $201,552 for the years ending June 30, 1998, 1999, 2000 and 2001, respectively.

7.  EQUITY INVESTMENTS:

  Hypercom Design Services, Inc.

     The Company owns 30% of the outstanding common stock of Hypercom Design Services, Inc. ("HDS") and accounts for HDS under the equity method of accounting. Investments in affiliated companies and advances to related parties in the accompanying consolidated balance sheets include equity in HDS of $75,670 and $114,887 and net advances of $196,266 and $63,290 to HDS as of June 30, 1996 and 1997, respectively. Repayment terms for the advances are unspecified.

     Other income for the years ended June 30, 1995, 1996 and 1997 included HPI's proportionate share of HDS' net income of $10,357, $36,682 and $39,217, respectively.

  Hypercom Asia Limited

     As of June 30, 1995, the Company owned 30% of the outstanding common stock of Hypercom Asia Limited, a Hong Kong corporation, and its subsidiaries (collectively, "Hypercom Asia"). This investment was accounted for under the equity method of accounting. Other income for the year ended June 30, 1995 includes equity in earnings of Hypercom Asia of $560,607.

     In July 1995, the Company purchased an additional 59.5% of the outstanding common stock of Hypercom Asia for $1,250,000. This transaction was accounted for by the purchase method and the accounts of Hypercom Asia have been included in the consolidation of the Company as of and for the years ended June 30, 1996 and June 30, 1997.

                              HYPERCOM CORPORATION

     The purchase price was allocated as follows (dollars in thousands):

        Fair value of assets acquired......................................  $ 3,529
        Fair value of liabilities acquired.................................   (2,279)
                                                                             -------
        Net assets acquired at fair value..................................  $ 1,250
                                                                             =======

     During fiscal year 1997, the Company acquired the remaining 10.5% of the outstanding common stock of Hypercom Asia for $265,000.

8.  BANK NOTES PAYABLE:

     The Company has a $20.0 million revolving line of credit agreement with Bank One, Arizona which expires in December 1997. Under the terms of the agreement, the Company may borrow up to an amount equal to 80% of its accounts receivable under 90 days past due and 35% of its raw material (purchased parts) and finished goods inventory. Interest is charged at the bank's prime rate. The weighted average interest rate for the year was 8.25%. The loan is collateralized by accounts receivable and inventory. The agreement contains certain covenants which include limitations on the incurrence of additional debt, liens or encumbrances on assets and restrictions on the use of funds solely to fund working capital needs. The outstanding balances as of June 30, 1996 and 1997 were $3.3 million and $9.9 million, respectively.

     During fiscal 1996, the Company had a $400,000 line of credit with Northern Trust Bank of Arizona collateralized by the Company's equipment. Interest was charged at 1.0% over the bank's prime rate. The weighted average interest rate for the year was 9.25%. The outstanding principal balance was $92,380 as of June 30, 1996. The outstanding principal was repaid in fiscal 1997 and the line of credit expired.

                              HYPERCOM CORPORATION

9.  LONG-TERM OBLIGATIONS:

     Long-term obligations consist of the following (dollars in thousands):

                                                                            JUNE 30,
                                                                       -------------------
                                                                        1996        1997
                                                                       -------     -------
    Note payable to Bank One, Arizona; payable on July 15, 1997, interest at 8.46% is due monthly; collateralized by inventory,
      receivables and equipment......................................  $ 6,000     $ 6,000
    Industrial development bonds; principal payable in annual
      installments based on stated maturities; interest payable at a variable rate, approximately 3.75% as of June 30, 1997; subject to mandatory sinking fund requirements of $33 monthly; due June
      2006; collateralized by letter of credit; amounts held in trust and sinking fund requirements of $628 and $128 as of June 30,
      1996 and 1997, respectively, are included in long-term other
      assets.........................................................    4,000       3,700
    Note payable to Bank One, Arizona; payable in monthly
      installments of $5, plus interest at 8.92%; due January 2001;
      collateralized by deed of trust on land and building...........    1,089       1,031
    Note payable to Northern Trust Bank of Arizona; payable in monthly installments of $3, plus interest at 8.9%; due July
      1998; collateralized by equipment..............................       66          33
    Capital leases...................................................      683         352
                                                                       -------     -------
                                                                        11,838      11,116
    Less current portion.............................................     (663)     (2,164)
                                                                       -------     -------
                                                                       $11,175     $ 8,952
                                                                       =======     =======

     Long-term obligation, related party consists of the following (dollars in thousands):

    Note payable to stockholder; payable in three annual installments of $2,000 starting June 30, 1997; effective interest of 8.25%;
      net of debt discount of $868 and $446 for 1996 and 1997,
      respectively...................................................    5,132       3,554
    Less current portion.............................................   (2,000)     (2,000)
                                                                       -------     -------
                                                                       $ 3,132     $ 1,554
                                                                       =======     =======

     The loan agreements relating to the notes payable and line of credit (Note
8) with Bank One, Arizona, NA contain various covenants pertaining to maintenance of working capital, minimum stockholder's equity, capital expenditures and restricting transactions outside of normal business activities with related parties. Due to the Company's reincorporation in Delaware, the bank waived all covenants until such time as new covenants pertaining to the reincorporated entity are negotiated.

     During August 1997, the Company entered into a $5.5 million note payable with Bank One, Arizona. Proceeds from the note were used to payoff the $6.0 million note which was due July 15, 1997. The note is collateralized by inventory, receivables and equipment, and interest is charged at 0.375% over the bank's prime rate. Principal payments are due in monthly installments of $91,667, plus interest, with the final payment due July 15, 2002.

     During August 1997, the Company entered into a $3.8 million note payable with Bank One, Arizona. Proceeds from the note were used to payoff the industrial development bonds. The loan is collateralized by

                              HYPERCOM CORPORATION
buildings and equipment, and interest is charged at 0.375% over the bank's prime rate. Principal payments are due in monthly installments of $28,788, plus interest, with the final payment due March 15, 2001.

     The aggregate principal payments due on long-term obligations and the mandatory sinking fund requirements after giving effect to the August 1997 refinancings are as follows (dollars in thousands):

                                    YEAR ENDING
                                     JUNE 30,
            -----------------------------------------------------------
            1998.......................................................  $ 4,164
            1999.......................................................    3,567
            2000.......................................................    1,500
            2001.......................................................    3,913
            2002.......................................................    1,163
            Thereafter.................................................      809
                                                                         -------
                                                                         $15,116
                                                                         =======

10.  INCOME TAXES:

     Income before income taxes consist of the following (dollars in thousands):

                                                                  YEAR ENDED JUNE 30,
                                                            -------------------------------
                                                             1995        1996        1997
                                                            -------     -------     -------
    Income before income taxes:
      United States.......................................  $11,981     $ 8,919     $13,621
      Foreign.............................................   18,560       9,813       9,762
                                                            -------     -------     -------
                                                            $30,541     $18,732     $23,383
                                                            =======     =======     =======

     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of June 30, 1996 and 1997 are as follows (dollars in thousands):

                                                                             JUNE 30,
                                                                         -----------------
                                                                          1996       1997
                                                                         ------     ------
    Deferred tax assets:
      Inventory valuation and reserves.................................  $  988     $2,406
      Compensation accruals............................................   1,291      2,927
      Allowance for doubtful accounts..................................     241        247
      Other............................................................      48         --
                                                                         ------     ------
              Total deferred tax assets, current.......................  $2,568     $5,580
                                                                         ======     ======
    Deferred tax assets:
      Other............................................................  $   46     $  (94)
    Deferred tax liabilities:
      Property, plant and equipment....................................    (584)      (508)
                                                                         ------     ------
              Net deferred tax liabilities, noncurrent.................  $ (538)    $ (602)
                                                                         ======     ======

                              HYPERCOM CORPORATION

     The components of income tax expense (benefits) are as follows (dollars in thousands):

                                                                  YEAR ENDED JUNE 30,
                                                            -------------------------------
                                                             1995        1996        1997
                                                            -------     -------     -------
    Current:
      Federal.............................................  $ 3,605     $ 3,638     $ 6,904
      State...............................................    1,327         862       1,227
      Foreign.............................................    6,235       3,083       2,638
                                                            -------     -------     -------
                                                             11,167       7,583      10,769
                                                            -------     -------     -------
    Deferred:
      Federal.............................................     (155)     (1,128)     (2,601)
      State...............................................      (27)       (212)       (446)
      Foreign.............................................       --         (46)         99
                                                            -------     -------     -------
                                                               (182)     (1,386)     (2,948)
                                                            -------     -------     -------
                                                            $10,985     $ 6,197     $ 7,821
                                                            =======     =======     =======

     Consolidated income tax expense differed from the amount computed by applying the U.S. federal income tax rate to income before income taxes for the years ended June 30, 1995, 1996 and 1997 as shown below:

                                                                  YEAR ENDED JUNE 30,
                                                            -------------------------------
                                                             1995        1996        1997
                                                            -------     -------     -------
    Tax expense at the federal statutory rate.............     35.0%       35.0%       35.0%
    State income taxes, net of federal income tax
      benefit.............................................      2.8         3.0         3.4
    Foreign taxes attributable to foreign operations less
      than federal statutory..............................     (0.9)       (1.4)       (3.3)
    Research and experimentation credit...................       --          --        (2.1)
    Other.................................................     (0.9)       (3.1)        0.4
                                                               ----        ----       -----
    Effective tax rate....................................     36.0%       33.5%       33.4%
                                                               ====        ====       =====

     As of June 30, 1995, 1996 and 1997, the Company had not provided federal income tax benefits on cumulative losses of individual international subsidiaries of $263,000, $881,000 and $2,109,000, respectively. Upon distribution of earnings in the form of dividends or otherwise, the Company may be subject to both U.S. income taxes and withholding taxes in the various international jurisdictions.

11.  PROFIT SHARING PLANS:

     The Company has a 401(k) profit sharing plan covering all eligible full-time employees of the Company. Contributions to the 401(k) plan are made by the participants to their individual accounts through payroll withholding. Additionally, the plan provides for the Company to make profit sharing contributions to the plan in amounts at the discretion of management. There were no employer contributions for the years ended June 30, 1995 or 1996. The employer contribution for the year ended June 30, 1997 was $21,000.

12.  STOCKHOLDERS' EQUITY:

  Stock Splits

     On November 25, 1996, the Company declared a 10,000-for-1 stock split, effected in the form of a stock dividend. On September 10, 1997, the Company declared a 5-for-4 stock split, effected in the form of a stock

                              HYPERCOM CORPORATION
dividend. All references to the number of common shares outstanding, common shares reserved for issuance under the Plan, and per share information have been adjusted to reflect the stock splits on a retroactive basis.

  Stock Options

     In connection with an officer's employment agreement (the "Agreement"), as amended, the Company provided for stock options to be granted to an officer equal to 1.0% of the outstanding common shares of the Company as of June 30, 1992, 1993 and 1994 with exercise prices equal to the fair market values defined by a net income formula in the Agreement ("Defined Fair Market Value") at the respective dates. The options are exercisable as of July 1, 1995, 1996 and 1997, respectively, and remain exercisable for 10 years from these dates. The Agreement also provides for additional stock options immediately exercisable to purchase 1.0% of the outstanding common stock of the Company on January 1, 1994 and 1995 with an exercise price equal to the Defined Fair Market Value as of the respective dates; the options remain exercisable for 10 years.

     The Agreement requires the Company to purchase all or part of any shares acquired under the Agreement by the officer, if (i) the majority stockholders sell all of their voting stock of the Company, (ii) the officer terminates his employment, (iii) the officer becomes disabled or (iv) the officer dies. The Company's obligation to purchase the shares will terminate upon completion of an initial public offering. The Company is obligated to purchase the shares for the greater of the price received by the majority stockholders or the Defined Fair Market Value.

     In accordance with variable plan accounting, compensation expense has been recognized annually for the increase in the Defined Fair Market Value. Compensation expense was $698,000, $2,061,000 and $4,784,000, for the years ended June 30, 1995, 1996 and 1997, respectively. The Company's cumulative repurchase obligation is included as redeemable common stock in the consolidated balance sheet.

     During fiscal 1997, the Company's Board of Directors approved the Hypercom Corporation Long-Term Incentive Plan (the "Plan") which allocates 5,000,000 shares of common stock for issuance at the Company's discretion. The Plan authorizes issuance of "incentive stock options" (as defined by the Internal Revenue Code of 1986), non-qualified stock options, stock appreciation rights, restricted stock awards, performance share awards, dividend equivalent awards and other stock-based awards. Stock options issued under the Plan become exercisable over a period determined by the Board of Directors (generally over five years) and expire ten years after the date of grant.

     A summary of the Company's stock option activity and related information for the years ended June 30, 1995, 1996 and 1997 and the three months ended September 30, 1997 follows:

                                                           YEAR ENDED JUNE 30,                            THREE MONTHS ENDED
                                    ------------------------------------------------------------------
                                                                                                            SEPTEMBER 30,
                                            1995                   1996                   1997                   1997
                                    --------------------   --------------------   --------------------   --------------------
                                                WEIGHTED               WEIGHTED               WEIGHTED               WEIGHTED
                                     SHARES     AVERAGE     SHARES     AVERAGE     SHARES     AVERAGE     SHARES     AVERAGE
                                      UNDER     EXERCISE     UNDER     EXERCISE     UNDER     EXERCISE     UNDER     EXERCISE
                                     OPTION      PRICE      OPTION      PRICE      OPTION      PRICE      OPTION      PRICE
                                    ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                                                                             (UNAUDITED)
Beginning balance outstanding.....  1,025,000    $ 1.37    1,030,000    $ 1.62    1,030,000    $ 1.62    2,943,750    $ 4.75
  Granted.........................    262,500      2.66           --        --    1,913,750      6.43      840,000      9.60
  Exercised.......................   (257,500)     1.66           --        --           --        --           --        --
                                    ---------    ------    ---------    ------    ---------    ------    ---------    ------
Ending balance outstanding........  1,030,000    $ 1.62    1,030,000    $ 1.62    2,943,750    $ 4.75    3,783,750    $ 5.82
                                    =========    ======    =========    ======    =========    ======    =========    ======
Exercisable at end of year........    262,500    $ 2.66      515,000    $ 1.68    1,436,250    $ 3.77    1,708,750    $ 3.52
                                    =========    ======    =========    ======    =========    ======    =========    ======

                              HYPERCOM CORPORATION

     The following table summarizes additional information about the Company's stock options outstanding as of June 30, 1997:

                                                    OPTIONS OUTSTANDING
                                             ----------------------------------    OPTIONS EXERCISABLE
                                                          WEIGHTED                 -------------------
                                                           AVERAGE     WEIGHTED               WEIGHTED
                                              SHARES      REMAINING    AVERAGE     SHARES     AVERAGE
                 RANGE OF                      UNDER      CONTRACTUAL  EXERCISE     UNDER     EXERCISE
             EXERCISE PRICES                  OPTION        LIFE        PRICE      OPTION      PRICE
------------------------------------------   ---------    ---------    --------    -------    --------
$0.66 - $2.66.............................   1,030,000    8.6 years     $ 1.62     770,000     $ 1.49
$6.40 - $8.00.............................   1,913,750    9.5 years       6.43     666,250       6.40

     Pro forma information regarding net income and net income per share is required by SFAS No. 123, and has been determined as if the Company had accounted for awards under its stock option plans using the fair value based method of that Statement. No awards were made during fiscal 1996.

     The fair value of each option grant is estimated on the date of grant using the minimum value method with the following assumptions: risk free interest rates from 6.50% to 6.76%; an average expected time to exercise of five years; and no dividends.

     For purposes of pro forma disclosures, the estimated fair value of the fiscal 1997 option awards is amortized to expense over the options' vesting period. The pro forma information for the year ended June 30, 1997 follows (dollars in thousands except for net income per share information):

                                                                          1997
                                                                         -------
            Pro forma net income.......................................  $14,834
            Pro forma net income per share.............................     0.54

     The above pro forma disclosure are not necessarily representative of the effects on reported net income for future years.

13.  COMMITMENTS AND CONTINGENCIES:

  Lease Commitments

     The Company leases office and warehouse space, equipment and vehicles under noncancelable operating leases. The office space leases provide for annual rent payments plus a share of taxes, insurance and maintenance on the properties. The Company also leases various equipment and vehicles under capital leases. Future minimum payments under the operating and capital leases are as follows (dollars in thousands):

                                YEAR ENDING                           OPERATING   CAPITAL
                                  JUNE 30,                             LEASES     LEASES
        ------------------------------------------------------------  ---------   -------
        1998........................................................   $ 1,679     $ 261
        1999........................................................     1,097        96
        2000........................................................       749        28
        2001........................................................       770        --
        2002........................................................       423        --
        Thereafter..................................................     2,176        --
                                                                        ------      ----
        Total minimum lease payments................................   $ 6,894       385
                                                                        ======
        Less imputed interest.......................................                 (33)
                                                                                    ----
        Present value of net minimum lease payments.................               $ 352
                                                                                    ====

     Rent expense charged to operations was $708,000, $2,220,000 and $1,929,000 for the years ended June 30, 1995, 1996 and 1997, respectively.

                              HYPERCOM CORPORATION

  Litigation

     In the ordinary course of business, various claims are filed against the Company. Historically, costs associated with the resolution of such claims have not been significant. The Company is not currently aware of any claims pending against it that would have a material impact on the Company's business, operating results or financial condition.

14.  RELATED PARTY TRANSACTIONS:

  Digitech Research, Inc.

     The Company provided advances of $60,000, $107,188 and $32,812 as of June 30, 1995, 1996 and 1997, respectively, to Digitech Research, Inc. ("Digitech"), an entity controlled by a stockholder of the Company. As of June 30, 1996 and 1997, amounts due from Digitech were $167,188 and $200,000, respectively. In addition, during fiscal 1997 the Company paid Digitech $580,000 for research and development services which were expensed as paid.

  Repurchase of Common Stock


     In June 1996, the Company purchased substantially all of the outstanding shares of a minority stockholder of HPL for $12 million, $6 million in cash and a $6 million non-interest bearing note payable, and, in exchange for this minority stockholder's remaining 4% interest in HPL, the Company, upon completion of the reorganization of HPL in November 1996, issued 1 million shares of the Company's Common Stock to the minority stockholder (representing 4% of the then outstanding Common Stock of the Company). The note payable is due in three equal installments on June 30, 1997, 1998 and 1999. The note payable has been discounted at 8.25% and the discounted amounts of $1,706,767 and $1,847,575 are included in long-term obligations, current and long-term, respectively. The debt discount is being amortized using the effective interest method. This repurchase was accounted for as a charge to retained earnings.


  Hypercom Unit Trust

     During fiscal 1995, 1996 and 1997, the Company paid $213,300, $252,800 and $108,619 in rent to Hypercom Unit Trust, a trust fund controlled by certain stockholders. It is anticipated that the Company will pay approximately $106,500 in rent and associated administrative fees to this trust in fiscal 1998.

  Express Card Systems, Inc.

     A relative of an officer of the Company is a Vice President of Express Card Systems, Inc. ("ECS"), a sales company, which derives a significant portion of its revenues from products sold to the Company. During fiscal 1997, 1996 and 1995, ECS was paid $340,400, $248,700 and $192,500, respectively, with respect to sales of product to the Company, and it is anticipated that ECS will be paid approximately $350,000 in fiscal 1998 with respect to such sales.

15.  SEGMENT INFORMATION:

     The Company has two reportable segments: POS Systems and Network Systems. POS Systems develops, manufactures, markets and supports products that automate electronic payment transactions at the point of sale in merchant establishments. Network Systems develops, manufactures, markets and supports enterprise networking systems that interconnect and consolidate through wide area networks, geographically dispersed legacy data, local area network, voice, fax and video traffic into a single networked system.

                              HYPERCOM CORPORATION

     The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technologies and marketing strategies.

     The following table presents certain segment financial information as of and for the year ended June 30, 1997 (dollars in thousands):

                                                                POS      NETWORK
                                                              SYSTEMS    SYSTEMS    TOTAL
                                                              --------   -------   --------
    Revenues from external customers........................  $172,682   $24,060   $196,742
    Intersegment revenues...................................        --    10,468     10,468
                                                              --------   -------   --------
      Total revenues........................................  $172,682   $34,528   $207,210
                                                              ========   =======   ========
    Depreciation expense....................................  $  2,199   $   435   $  2,634
                                                              ========   =======   ========
    Segment income from operations..........................  $ 32,005   $ 3,933   $ 35,938
                                                              ========   =======   ========
    Segment assets..........................................  $186,863   $31,455   $218,318
                                                              ========   =======   ========

     Prior to fiscal 1997, the Company's financial reporting system did not provide separate information on Network Systems, and the Company has determined that it would be impracticable to develop that information. Accordingly, no segment information is provided for prior years.

     The following table presents certain segment financial information as of September 30, 1997 and for the three months ended September 30, 1997 (dollars in thousands):

                                                                POS      NETWORK
                          (UNAUDITED)                         SYSTEMS    SYSTEMS    TOTAL
                                                              --------   -------   --------
    Revenues from external customers........................  $ 70,130   $ 8,807   $ 78,937
    Intersegment revenues...................................        --     5,643      5,643
                                                              --------   -------   --------
      Total revenues........................................  $ 70,130   $14,450   $ 84,580
                                                              ========   =======   ========
    Segment income from operations..........................  $ 15,689   $ 1,628   $ 17,317
                                                              ========   =======   ========
    Segment assets..........................................  $262,707   $42,113   $304,820
                                                              ========   =======   ========

                              HYPERCOM CORPORATION

     Reconciliation of segment financial information to consolidated totals as of and for the year ended June 30, 1997 (dollars in thousands):

                                                                                YEAR ENDED
                                                                                 JUNE 30,
                                                                                   1997
                                                                                ----------
    NET REVENUES
    Net revenues for reportable segments......................................   $207,210
    Elimination of intersegment...............................................    (10,468)
                                                                                 --------
              Total consolidated net revenues.................................   $196,742
                                                                                 ========
    DEPRECIATION
    Depreciation expense from reportable segments.............................   $  2,634
    Unallocated amounts:
      Corporate depreciation..................................................        254
                                                                                 --------
         Consolidated depreciation expense....................................   $  2,888
                                                                                 ========
    INCOME FROM OPERATIONS
    Income from operations for reportable segments............................   $ 35,938
    Elimination of intersegment profits.......................................     (5,341)
    Unallocated amounts:
      Corporate expenses......................................................     (7,322)
                                                                                 --------
         Consolidated income from operations..................................   $ 23,275
                                                                                 ========

                                                                                JUNE 30,
                                                                                  1997
                                                                                --------
    ASSETS
    Segment assets............................................................   $218,318
    Unallocated amounts:
      Corporate assets........................................................     17,851
    Eliminations:
      Intercompany receivables................................................    (45,435)
      Investments in affiliated companies.....................................    (28,045)
      Advances to related parties.............................................    (16,519)
      Profit in ending inventory..............................................     (7,429)
                                                                                 --------
         Consolidated assets..................................................   $138,741
                                                                                 ========

                              HYPERCOM CORPORATION

     Reconciliation of segment financial information to consolidated totals as of and for the three months ended September 30, 1997 (dollars in thousands):

                                                                              THREE MONTHS ENDED
                                                                              SEPTEMBER 30, 1997
                                                                              ------------------
                                                                                 (UNAUDITED)
Net revenues
Net revenues for reportable segments........................................       $ 84,580
Elimination of intersegment.................................................         (5,643)
                                                                                   --------
          Total consolidated net revenues...................................       $ 78,937
                                                                                   ========
Income from Operations
Income from operations for reportable segments..............................       $ 17,317
Elimination of intersegment profits.........................................         (1,410)
Unallocated amounts:
  Corporate expenses........................................................         (1,548)
                                                                                   --------
          Consolidated income from operations...............................       $ 14,359
                                                                                   ========
Assets
Segment assets..............................................................       $304,820
Unallocated amounts:
  Corporate assets..........................................................         17,141
Eliminations:
  Intercompany receivables..................................................        (83,093)
  Investments in affiliated companies.......................................        (28,045)
  Advances to related parties...............................................        (44,995)
  Profit in ending inventory................................................         (8,838)
                                                                                   --------
          Consolidated assets...............................................       $156,990
                                                                                   ========

16.  GEOGRAPHIC SEGMENT DATA:

     Net revenues to external customers are based on the location of the customer. Geographic information as of June 30, 1995, 1996 and 1997 and for each of the three years ended June 30, 1997, is presented in the table below (dollars in thousands):

                                              UNITED     LATIN     ASIA/
                                              STATES    AMERICA   PACIFIC   EUROPE    TOTAL
                                              -------   -------   -------   ------   --------
    YEAR ENDED JUNE 30, 1995
    Net revenues............................  $57,827   $56,214   $32,127   $  --    $146,168
    YEAR ENDED JUNE 30, 1996
    Net revenues............................  $68,596   $43,582   $50,119   $1,259   $163,556
    Long-lived assets.......................   12,218      539      2,547      92      15,396
    YEAR ENDED JUNE 30, 1997
    Net revenues............................  $86,904   $47,482   $58,233   $4,123   $196,742
    Long-lived assets.......................   13,472    2,296      1,857     154      17,779

                              HYPERCOM CORPORATION

17.  UNAUDITED PRO FORMA INFORMATION:

     As discussed in Note 12, the Company has recorded its cumulative obligation to repurchase common shares from an officer as redeemable common stock. Upon the closing of the offering, the Company's obligation terminates. As of September 30, 1997, the officer had not exercised any of the stock options which comprise the redeemable common stock balance. The pro forma data shown on the consolidated balance sheet gives effect to the termination of the obligation upon the completion of the offering. At such time, the redeemable common stock would be credited to additional paid-in capital.

18.  SUBSEQUENT EVENTS:

     On September 8, 1997, the Company's Board of Directors authorized 10,000,000 shares of $0.001 par value preferred stock. As of that date, no shares were outstanding.

     On September 8, 1997, the Board of Directors authorized management to file a Registration Statement with the Securities and Exchange Commission relating to the Company's Common Stock (the "Offering").

     On September 8, 1997, the Company's Board of Directors adopted and the stockholders of the Company approved the Hypercom Corporation 1997 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan allows eligible employees of the Company to purchase shares of the Common Stock through periodic payroll deductions. The initial offering period commences upon the Offering and extends through June 30, 1998, with subsequent offering periods every six months thereafter. At the end of each offering period, payroll deductions for the offering period will be used to purchase shares of Common Stock for each participant's account at a price equal to 90% of the fair market value of the Common Stock on either the first or the fifth business day after the end of the offering period, whichever is less. Payroll deductions under the Purchase Plan are limited to 10% of each eligible employee's earnings during the offering period, and no single participant will be granted an option to purchase shares with a value in excess of $25,000 for each calendar year. The Board has reserved 625,000 shares of Common Stock for issuance under the Purchase Plan, subject to adjustment in the event of a stock split, reverse stock split, stock dividend or similar event.

     On September 8, 1997, the Company's Board of Directors adopted and the stockholders of the Company approved the Hypercom Corporation Nonemployee Directors' Stock Plan (the "Director Plan"). The Director Plan is administered by a committee appointed by the Board and provides for an initial grant to each nonemployee director of an option to purchase 6,250 shares of Common Stock immediately following the Offering. In addition, each individual who first becomes a nonemployee director after the date of the initial grant of options will be granted an option to purchase 6,250 shares of Common Stock, and will receive an annual grant of options to purchase 6,250 shares of Common Stock. The aggregate number of shares of Common Stock subject to the Director Plan may not exceed 93,750, subject to adjustment in the event of a stock split, reverse stock split, stock dividend or similar event. Options granted under the Director Plan become fully vested and fully exercisable on the first anniversary of the date of grant and have a term of ten years. The exercise price per share under the Director Plan is equal to the fair market value of such shares upon the date of grant. In general, options may be exercised by payment in cash or a cash equivalent, previously acquired shares having a fair market value at the time of exercise equal to the total option exercise price or a combination thereof.

     On October 1, 1997, the Company issued 10,000 shares of Common Stock in connection with the acquisition of the remaining 70% of the outstanding common stock of Hypercom Design Services, Inc.

                                    GLOSSARY

     Analog -- Pertaining to data that is transmitted in its original physical format, such as voice or video. Contrast with digital.

     ATM (Asynchronous Transfer Mode) -- A high-speed cell-switching network technology for LANs and WANs that handles data and real-time voice and video. It combines the high efficiency of packet switching used in data networks, with the guaranteed bandwidth of circuit switching used in voice networks.

     Backbone -- A set of nodes and their interconnecting links that handles the major traffic over a network.

     Bisync (Binary Synchronous) -- A major category of synchronous communications protocols used in mainframe networks. Bisync requires that both sending and receiving devices are synchronized before transmission of data is started.

     Bitmap -- A binary representation in which a bit or set of bits corresponds to some part of an object such as an image or font.

     bps (bits per second) -- The measurement of the speed of data transfer in a communications system.

     BRI (Basic Rate Interface) -- An ISDN access interface type comprised of two 64 bps digital voice/data transmission channels, a low speed packet channel and one diagnostic channel.

     Burroughs Poll Select -- A protocol used by Burroughs- and Unisys-based mainframe computer systems.

     Bus -- A common pathway, or channel, between multiple devices. A computer configuration in which processors are interconnected via a common connection.

     Channel -- A path along which signals can be sent, for example, a data channel or output channel.

     Circuit Switching -- A temporary connection of two or more communications channels.

     Client/server -- A computing model where one site sends a request to a program at another site and awaits a response. The requesting program is called a client; the answering program is called a server.

     Compression -- The encoding of data to take up less space by eliminating gaps, empty fields, redundancies and unnecessary data.

     Dial Backup -- Redundant routing that introduces parallelism into a network and thus improves its availability by utilizing the public switched telephone network.

     Digital -- The use of numbers. Pertaining to data, it implies that the original data (images, sound, video, etc.) has been converted into a digital format.

     DSU (Data Service Unit) -- A device that provides a digital interface directly to data terminal equipment.

     DSU/CSU (Data Service Unit/Channel Service Unit) -- A pair of communication devices that connect an in-house line to an external digital circuit. It is similar to a modem, but connects a digital circuit rather than an analog circuit. The CSU terminates the external line at the customer's premises. The DSU does the actual transmission and receiving of the signal.

     Dual-track -- The use of two credit card track readers, as opposed to one. Allows the card to be inserted into the terminal from two directions, as opposed to one direction.

     Encryption -- The process of reformatting information in a secure format, without a loss of data.

     Ethernet -- A local area network technology that allows multiple stations to access the transmission medium without prior coordination.

     Fast-Dial Techniques -- Programming that enables terminals to reduce the time period to receive authorization for card-based payments.

     Frame Relay -- A high-speed packet switching protocol used in wide area networks.

     FRAD (Frame Relay Access Device) -- A communication device that converts outgoing data into the format required by a frame relay network.

     Front-End Adaptation Server -- A server that works in tandem with and emulates a mainframe computer to provide certain value added data processing.

     Interoperability -- The capability of products to exchange information with one another using a standards-based protocol.

     IP (Internet Protocol) -- A protocol used to route data from its source to its destination in a networked environment.

     ISDN (Integrated Services Digital Network) -- A digital end-to-end telecommunication network that supports multiple services including, but not limited to, voice and data. ISDNs are used in public and private network architectures.

     LAN (Local Area Network) -- A computer network that serves users within a limited geographical area. Local area networks can be connected to a larger network, called a wide area network ("WAN").

     Latency -- The time between initiating a request for data and the beginning of the actual data transfer.

     Leased Line -- A private communications channel leased from a common carrier.

     Message -- An ordered series of characters intended to convey information. Associated with such terms as packet, frame and segment.

     Modular -- Products using common subassemblies to facilitate system expansion.

     Multi-service -- The capability to provide voice, data and/or video communications.

     MUX (Multiplexer) -- A device that takes several input signals and combines them into a single output signal in such a manner that each of the input signals can be recovered.

     Node -- A network junction or connection point. For example, a personal computer on a LAN is a node.

     Packet -- A block of data (a frame) used for transmission of data in LANs and packet switching systems.

     Packet Switching -- A network technology used in WANs that converts a message into smaller packets for transmission and switches them to their required destination. Thus all packets in a single message do not have to travel the same path. The destination computer reassembles the packets into their proper sequence.

     Peripherals -- Any hardware device connected to a computer, such as a printer, check reader, etc.

     POS (Point of Sale) Terminal -- A device for recording sales data on machine-readable media at the time a sale is made.

     PRI (Primary Rate Interface) -- A protocol used in ISDN. PRI is one diagnostic channel with 23-30 data channels.

     Protocol -- A set of rules that determines how data is transmitted over a communications link.

     Router -- A device that connects two networks using the same networking protocol.

     Scalability -- The ability to expand. Implies minimal change in the current systems environment in order to accommodate growth.

     SDLC (Synchronous Data Link Control) -- The primary data link protocol used in IBM's SNA networks.

     SNA (Systems Network Architecture) -- IBM's mainframe network standards introduced in 1974.

     Stackable -- The ability to place physical units on top of each other, minimizing floor space requirements.

     Switched Network (Switched Network Service) -- The dial-up telephone system.

     TCP/IP (Transmission Control Protocol/Internet Protocol) -- A set of communication protocols that support peer-to-peer connectivity functions for both local and wide area networks.

     TDM (Time Division Multiplexing) -- A technology that transmits multiple signals simultaneously over a single transmission path.

     WAN (Wide Area Network) -- A network that provides communication services to a geographic area larger than that served by a local area network, and that may use or provide public communication facilities.

======================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     6
Background of the Company.............    14
Use of Proceeds.......................    14
Dividend Policy.......................    14
Capitalization........................    15
Dilution..............................    16
Selected Financial Data...............    17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    18
Business..............................    26
Management............................    42
Principal and Selling Stockholders....    49
Certain Relationships and Related
  Transactions........................    50
Description of Capital Stock..........    51
Shares Eligible for Future Sale.......    53
Underwriting..........................    54
Legal Matters.........................    56
Experts...............................    56
Additional Information................    56
Index to Financial Statements.........   F-1
Glossary..............................   G-1

UNTIL             , 1997 (25 CALENDAR DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================
======================================================

                               11,250,000 SHARES

                          [HYPERCOM CORPORATION LOGO]
                                [HYPERCOM COLOR
                                     LOGO]

                              HYPERCOM CORPORATION

                                  COMMON STOCK

                          ---------------------------
                                   PROSPECTUS
                                           , 1997

                          ---------------------------
                                LEHMAN BROTHERS

                              SALOMON BROTHERS INC

                                COWEN & COMPANY

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Other expenses in connection with the issuance and distribution of the securities to be registered hereunder, all of which will be paid by the registrant, will be substantially as follows:

                                      ITEM                                           AMOUNT
---------------------------------------------------------------------------------  ----------
SEC Registration Fee.............................................................  $   71,213
NYSE Filing Fee..................................................................  $  190,292
NASD Filing Fee..................................................................  $   24,000
*Blue Sky Fees and Expenses (including legal fees)...............................  $    5,000
*Accounting Fees and Expenses....................................................  $  350,000
*Legal Fees and Expenses.........................................................  $  350,000
*Consulting Fees.................................................................  $   50,000
*Printing and Engraving..........................................................  $  200,000
*Registrar and Transfer Agent's Fees.............................................  $    5,000
*Miscellaneous Expenses..........................................................  $   54,495
                                                                                      -------
          Total..................................................................  $1,300,000
                                                                                      =======

---------------
* Estimated

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Amended and Restated Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
(iii) liability for payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. In addition, the Company's Certificate of Incorporation provides that the Company shall to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than such law permitted the corporation to provide prior to such amendment), indemnify and hold harmless any person who was or is a party, or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "Indemnitee") against expenses, liabilities and losses (including attorneys' fees, judgments, fines, excise taxes or penalties paid in connection with the Employee Retirement Income Security Act of 1974, as amended, and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that except as otherwise provided with respect to proceedings to enforce rights to indemnification, the Company shall indemnify any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding or part thereof was authorized by the board of directors of the Company.

     The right to indemnification set forth above includes the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an Indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses under this section or otherwise. The rights to indemnification and to the advancement of expenses conferred herewith are contract rights and continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and inures to the benefit of the Indemnitee's heirs, executors and administrators.

     The Delaware General Corporation Law provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The Delaware General Corporation Law also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite such adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     The Company has agreed to indemnify the Underwriters and their controlling persons, and the Underwriters have agreed to indemnify the Company and its controlling persons, against certain liabilities, including liabilities under the Securities Act. Reference is made to the Underwriting Agreement filed as part of the Exhibits hereto.

     For information regarding the Company's undertaking to submit to adjudication of the issue of indemnification for violation of the securities laws, see Item 17 hereof.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     On November 17, 1994, the Company's predecessor, Hypercom Pty. Ltd. ("HPL"), an Australian corporation, issued 350,000 shares of Common Stock to Albert A. Irato for $441,477.

     On July 1, 1996, the Company issued 908,255 shares of Common Stock to George Wallner, Paul Wallner and Albert A. Irato for an aggregate of $75 (and their intention to contribute their stock in HPL at a later date) in connection with the formation of the Company and proposed reorganization of HPL.

     On October 25, 1996, the Company issued a total of 23,091,745 shares of Common Stock to George Wallner, Paul Wallner and Albert A. Irato in consideration for their contribution of all of the issued and outstanding shares of Common Stock of HPL.

     On November 27, 1996, the Company issued 1,000,000 shares of Common Stock to a former stockholder of HPL as partial consideration for that stockholder's sale to the Company of shares in HPL.

     On October 1, 1997, the Company issued 10,000 shares of Common Stock to Roy Thompson in exchange for his 70% equity interest in Hypercom Design Services, Inc.

     The above information reflects (i) the ratio used in exchanging shares of Common Stock of HPL for shares of Common Stock of the Company, (ii) a 10,000-for-1 stock split effected by the Company on November 25, 1996 and (iii) a 5-for-4 stock split effected by the Company on September 10, 1997.

     Exemption from registration for each transaction described above was claimed pursuant to Section 4(2) of the Securities Act regarding transactions by an issuer not involving any public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULE.

     (a) Exhibits:


  EXHIBIT
  NUMBER                                  DESCRIPTION OF EXHIBIT
  ------     --------------------------------------------------------------------------------
   1*        Form of Underwriting Agreement by and among the Representatives, the Company and the Selling Stockholders
   3.1*      Amended and Restated Certificate of Incorporation of the Company
   3.2*      Amended and Restated Bylaws of the Company
   4.1*      Amended and Restated Certificate of Incorporation of the Registrant filed as
             Exhibit 3.1
   5*        Opinion of Snell & Wilmer L.L.P.
  10.1*      Revolving Line of Credit Loan Agreement, by and between Hypercom, Inc., and Bank
             One, Arizona, NA, dated March 13, 1996, and amended, November 19, 1996
  10.2*      Lease, as amended, dated June 14, 1996, by and between Estes-Samuelson
             Partnership and Hypercom, Inc.
  10.3*      Hypercom Corporation Long-Term Incentive Plan+
  10.4*      Hypercom Corporation 1997 Employee Stock Purchase Plan+
  10.5*      Promissory Note, dated October 17, 1994, by and between Hypercom, Inc., and
             George Wallner+
  10.6*      Hypercom Corporation Nonemployee Directors' Stock Option Plan+
  10.7*      Employment Agreement with Jairo Gonzalez, dated January 1, 1997+
  10.8*      Employment Agreement with Albert A. Irato, dated January 1, 1997+
  10.9*      Loan Agreement, dated October 12, 1996, by and between Hypercom Pty. Ltd., and
             George Wallner+
  10.10*     Loan Agreement, dated October 12, 1996, by and between Hypercom Pty. Ltd., and
             Paul Wallner+
  10.11*     Promissory Note, dated December 31, 1994, by and between Hypercom, Inc., and
             Albert Irato+
  10.12*     Description of lease by and between Hypercom Pty. Ltd., and Hypercom Unit Trust
  11*        Earnings per Share Computation
   21*       List of Subsidiaries
  23.1       Consent of Coopers & Lybrand L.L.P., independent accountants
  23.2*      Consent of Snell & Wilmer L.L.P. (included in Exhibit 5)
   24*       Power of Attorney (see signature page included in Registration Statement)
  27*        Financial Data Schedule
  99.1*      Director-Nominee Consent of Peter J. Hart
  99.2*      Director-Nominee Consent of William E. Fisher


---------------
+ Management or compensatory plan or agreement.
* Previously filed.

     (b) Statement Schedules.

                                                                              SEQUENTIALLY
SCHEDULE                            DESCRIPTION OF                              NUMBERED
 NUMBER                                SCHEDULES                                  PAGE
--------     -------------------------------------------------------------    ------------
    I.       Report of Independent Accountants                                     S-2
   II.       Valuation and Qualifying Accounts                                     S-3

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denomination and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4), or 497(b) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on October 30, 1997.


                                          HYPERCOM CORPORATION

                                          By:     /s/
                                            ------------------------------------
                                                       George Wallner
                                             Chairman of the Board of Directors

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


         NAME AND SIGNATURE                            TITLE                       DATE
-------------------------------------    ---------------------------------  -------------------

        /s/                              Chairman of the Board of              October 30, 1997
-------------------------------------      Directors (Principal Executive
           George Wallner                  Officer)

        /s/                              Vice Chairman of the Board, Chief     October 30, 1997
-------------------------------------      Executive Officer and President
           Albert A. Irato

                  *                      Vice Chairman of the Board of         October 30, 1997
-------------------------------------      Directors
            Paul Wallner

                  *                      Vice Chairman of the Board of         October 30, 1997
-------------------------------------      Directors
           Jairo Gonzalez

        /s/                              Chief Financial Officer               October 30, 1997
-------------------------------------      (Principal Financial and
Thomas E. Linnen                           Accounting Officer)

*By:    /s/
-------------------------------------
           Albert A. Irato
          Attorney-in-Fact

                    INDEX TO FINANCIAL STATEMENT SCHEDULES*

                                                                              SEQUENTIALLY
SCHEDULE                            DESCRIPTION OF                              NUMBERED
 NUMBER                                SCHEDULES                                  PAGE
--------     -------------------------------------------------------------    ------------
    I.       Report of Independent Accountants                                     S-2
   II.       Valuation and Qualifying Accounts                                     S-3

---------------
* All other schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Hypercom Corporation

     In connection with our audits of the consolidated financial statements of Hypercom Corporation as of June 30, 1996 and 1997 and for each of the three years in the period ended June 30, 1997, which financial statements are included in the Prospectus, we have also audited the financial statement schedule listed in Item 16 herein.

     In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

COOPERS & LYBRAND L.L.P.

Phoenix, Arizona
September 10, 1997

                              HYPERCOM CORPORATION

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                             (DOLLARS IN THOUSANDS)

                                                               ADDITIONS
                                          ---------------------------------------------------
                                           BALANCE AT    CHARGED TO   CHARGED TO
                                          BEGINNING OF   COSTS AND      OTHER                    BALANCE AT
                                             PERIOD       EXPENSES     ACCOUNTS    DEDUCTIONS   END OF PERIOD
                                          ------------   ----------   ----------   ----------   -------------
YEAR ENDED JUNE 30, 1995:
Allowance for doubtful accounts.........     $  100        $  167        $ --        $   --        $   267

YEAR ENDED JUNE 30, 1996:
Allowance for doubtful accounts.........        267           494          --            --            761
Inventory reserves......................         --         2,133          --            --          2,133

YEAR ENDED JUNE 30, 1997:
Allowance for doubtful accounts.........        761         1,427          --        (1,409)           779
Inventory reserves......................      2,133           994          --          (525)         2,602

                                   APPENDIX A


Inside Front Cover:  Representative pictures of Hypercom POS terminals being used in typical environment.








Inside Front Cover Fold Out:  Representation of a schematic of a point-of-sale network which ties together to a complex network comprising of LANs and WANs.






Back Inside Cover:   Hypercom Logo.

                               INDEX OF EXHIBITS


                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                            DESCRIPTION OF EXHIBIT                                 PAGE
------   ------------------------------------------------------------------------    ------------
1*       Form of Underwriting Agreement by and among the Representatives, the
         Company and the Selling Stockholders
3.1*     Amended and Restated Certificate of Incorporation of the Company
3.2*     Amended and Restated Bylaws of the Company
4.1*     Amended and Restated Certificate of Incorporation of the Registrant
         filed as Exhibit 3.1
5*       Opinion of Snell & Wilmer L.L.P.
10.1*    Revolving Line of Credit Loan Agreement, by and between Hypercom, Inc., and Bank One, Arizona, NA, dated March 13, 1996, and amended, November
         19, 1996
10.2*    Lease, as amended, dated June 14, 1996, by and between Estes-Samuelson
         Partnership and Hypercom, Inc.
10.3*    Hypercom Corporation Long-Term Incentive Plan+
10.4*    Hypercom Corporation 1997 Employee Stock Purchase Plan+
10.5*    Promissory Note, dated October 17, 1994, by and between Hypercom, Inc., and George Wallner+
10.6*    Hypercom Corporation Nonemployee Directors' Stock Option Plan+
10.7*    Employment Agreement with Jairo Gonzalez, dated January 1, 1997+
10.8*    Employment Agreement with Albert A. Irato, dated January 1, 1997+
10.9*    Loan Agreement, dated October 12, 1996, by and between Hypercom Pty.
         Ltd., and George Wallner+
10.10*   Loan Agreement, dated October 12, 1996, by and between Hypercom Pty.
         Ltd., and Paul Wallner+
10.11*   Promissory Note, dated December 31, 1994, by and between Hypercom, Inc., and Albert Irato+
10.12*   Description of lease by and between Hypercom Pty. Ltd. and Hypercom Unit
         Trust
11*      Earnings per Share Computation
21*      List of Subsidiaries
23.1     Consent of Coopers & Lybrand L.L.P., independent accountants
23.2*    Consent of Snell & Wilmer L.L.P. (included in Exhibit 5)
24*      Power of Attorney (see signature page included in Registration
         Statement)
27*      Financial Data Schedule
99.1*    Director-Nominee Consent of Peter J. Hart
99.2*    Director-Nominee Consent of William E. Fisher


---------------
+ Management or compensatory plan or agreement.

* Previously filed.